As filed with the Securities and Exchange Commission on January 20, 2005.

Registration No. 333-121970

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CoTherix, Inc.

(Exact name of registrant as specified in its charter)

Delaware	2836	04-3513144
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

5000 Shoreline Court, Suite 101

South San Francisco, CA 94080

(650) 808-6500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Donald J. Santel

Chief Executive Officer

5000 Shoreline Court, Suite 101

South San Francisco, CA 94080

(650) 808-6500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Robert V. Gunderson, Jr., Esq.

Bennett L. Yee, Esq.

Kevin A. Lucas, Esq.

Brian C. Patterson, Esq.

Amanda Galton, Esq.

Gunderson Dettmer Stough

Villeneuve Franklin & Hachigian, LLP

155 Constitution Drive

Menlo Park, CA 94025

(650) 321-2400

Laura A. Berezin, Esq. Thomas L. MacMitchell, Esq. Sally A. Kay, Esq. Elizabeth B. Blong, Esq. Cooley Godward LLP Five Palo Alto Square 3000 El Camino Real Palo Alto, CA 94306 (650) 843-5000

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 20, 2005

4,000,000 Shares

Common Stock

We are offering 4,000,000 shares of our common stock.

Our common stock is quoted on the Nasdaq National Market under the symbol “CTRX.” On January 19, 2005, the last reported sale price of our common stock was $9.43 per share.

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 7.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to CoTherix	$	$

The underwriters may also purchase up to an additional 600,000 shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this preliminary prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares against payment in New York, New York on                     , 2005.

CIBC World Markets	Piper Jaffray

Needham & Company, Inc.	Thomas Weisel Partners LLC

PROSPECTUS SUMMARY

You should read the entire prospectus carefully before deciding to invest in shares of our common stock.

Overview

We are a biopharmaceutical company focused on licensing, developing and commercializing therapeutic products for the treatment of cardiopulmonary and other chronic diseases. On December 29, 2004, our lead product, Ventavis, was approved by the FDA for the treatment of pulmonary arterial hypertension (World Health Organization Group I), or PAH, in patients with New York Heart Association Class III or IV symptoms. Ventavis is an inhaled formulation of iloprost, a synthetic compound that is structurally similar to prostacyclins, which are naturally occurring molecules that cause blood vessels to dilate. PAH is a highly debilitating disease characterized by severe constriction of the blood vessels of the lungs which leads to very high pulmonary arterial pressure. We believe Ventavis offers a number of advantages over existing PAH treatments for this life-threatening disease. We licensed the exclusive U.S. rights to Ventavis from Schering AG in October 2003. Ventavis is currently marketed in various European countries and Australia by Schering AG.

We are currently building our sales and marketing organization to support the anticipated U.S. commercial launch of Ventavis in the second quarter of 2005. We have hired key personnel with significant commercialization experience including our President and Chief Business Officer, our Vice President of Marketing and personnel in reimbursement, product management and physician education. We expect to employ a direct sales force of approximately 20 people to target the estimated 1,500 physicians who prescribe PAH therapies, focusing on the 500 to 600 highest prescribing physicians who treat an estimated 80% of PAH patients in the United States.

We believe that our in-depth understanding of the biology of cardiopulmonary and other chronic diseases, combined with our management’s development and commercialization experience, will enable us to continue to identify and license or acquire products or product candidates in our target disease markets.

Ventavis

The high pulmonary arterial pressure caused by PAH makes it difficult for the heart to pump blood through the lungs to be oxygenated. This condition strains the heart and can result in heart failure and death. We estimate that PAH afflicts approximately 50,000 people in the United States. Because the symptoms of PAH resemble other diseases and historically treatment options have been limited, only 15,000 people are currently diagnosed and under various treatments, including prostacyclins and endothelin receptor antagonists, or ETRAs. The number of patients under treatment is expected to grow to 21,000 by the end of 2008 because of increased awareness of PAH among healthcare professionals and the introduction of new treatment options.

We anticipate that Ventavis will become the preferred prostacyclin treatment for many PAH patients because Ventavis is less invasive and avoids many of the drawbacks associated with existing prostacyclin therapies. Ventavis targets the pulmonary vessels directly through inhalation into the lungs, thereby reducing many of the side effects and risks associated with the subcutaneous or intravenous delivery methods of other current prostacyclin treatments. In particular, Ventavis avoids the pain associated with subcutaneous delivery, the potential infections associated with catheter use and the sudden life-threatening increase in pulmonary arterial pressure known as rebound that can occur if continuous delivery of prostacyclin therapy is interrupted.

PAH is a progressive disease despite available therapies. Given the decline in patient health seen in the normal course of PAH, physicians have indicated an interest in combining drugs with different mechanisms of action. We believe combination therapy is becoming more prevalent in the treatment of PAH due to anticipated additive benefits. In October 2004, we completed enrollment in a Phase II combination therapy trial of Ventavis with bosentan, and we expect to report the results of this trial in the second quarter of 2005. We are also planning to develop Ventavis for pulmonary hypertension associated with idiopathic pulmonary fibrosis, and we expect to commence a Phase II trial in 2005 for this indication.

We will initially market Ventavis for use with the ProDose nebulizer manufactured by Profile Drug Delivery Ltd., a wholly owned subsidiary of Respironics, Inc. We are assisting Profile in its development of the I-Neb nebulizer, a handheld, battery operated nebulizer that we believe will be more convenient than the ProDose nebulizer. Profile filed a 510(k) premarket notification for the I-Neb nebulizer in November 2004 and we believe the required clearance may be granted in 2005. We have completed an in vitro dose comparability study of the ProDose and I-Neb nebulizers and plan to submit these data in a supplemental NDA in the first half of 2005. We believe FDA approval of the administration of Ventavis using the I-Neb nebulizer may be granted in the fourth quarter of 2005. If successfully developed and approved, we believe the I-Neb nebulizer will increase market adoption of Ventavis, thereby expanding our patient base and increasing the commercial potential of Ventavis. In addition, we intend to work with a partner to develop an extended release formulation of Ventavis that would require less frequent dosing and shorter inhalation times compared to the current formulation.

The U.S. composition of matter patent owned by Schering AG claiming Ventavis expired on September 8, 2004 and the U.S. process patents owned by Schering AG relating to Ventavis will expire in 2007 and 2010. Although Schering AG may have trade secrets and process patents for the manufacture of Ventavis, competitors may develop alternative ways to manufacture the drug, which could harm our competitive position. The FDA designated Ventavis as an orphan drug for the treatment of PAH, and we believe the seven-year market exclusivity conferred by orphan drug designation will help protect our competitive position in the market.

Risks

Our business is subject to a number of risks, which you should be aware of before making an investment decision. These risks are discussed more fully in “Risk Factors.” Although we received FDA approval for Ventavis, we have not generated any product revenues to date. We are subject to numerous other risks including competition, dependence on third-party manufacturers, the need to complete the establishment of our sales and marketing organization, the need to obtain adequate reimbursement for Ventavis and approved nebulizers, the need to obtain additional regulatory approvals to expand the commercial potential of Ventavis and market acceptance of our product. It is possible that we may never successfully commercialize Ventavis. As of September 30, 2004, we had incurred $52.5 million in net losses since inception. We expect to continue to incur losses over the next several years, and we may never become profitable.

Business Strategy

We intend to be a leading provider of therapeutic products for cardiopulmonary and other chronic diseases. The key elements of our strategy are to:

•	launch Ventavis using our own U.S. sales and marketing organization;

•	maximize the commercial potential of Ventavis by developing the drug for use in combination therapy, introducing a more convenient nebulizer and developing an extended release formulation;

•	license or acquire complementary products or product candidates; and

•	establish strategic collaborations to enhance our ability to move products efficiently through development to commercialization and penetrate new market opportunities.

Our Management Team

We have assembled a management team with significant experience in the development, registration, manufacture and commercialization of biopharmaceutical products and medical devices. Our team has obtained regulatory approval for and commercially launched several biopharmaceutical products. To date, we have licensed Ventavis and we intend to build on our experience and relationships to continue licensing or acquiring products or product candidates.

Recent Results

We continue to incur significant losses. As of December 31, 2004, we had cash and cash equivalents of approximately $43.3 million, which includes the net proceeds of $25.2 million from our October 2004 initial public offering of common stock.

Corporate Information

We were incorporated in Delaware in February 2000 as Exhale Therapeutics, Inc. and changed our name to CoTherix, Inc. in October 2003. Our principal executive offices are located at 5000 Shoreline Court, Suite 101, South San Francisco, CA 94080 and our telephone number is (650) 808-6500. References in this prospectus to “we,” “us” and “our” refer to CoTherix, Inc.

The name “CoTherix” is our trademark. We have applied to register CoTherix with the United States Patent and Trademark Office. We have an exclusive license in the U.S. with Schering AG, Germany to the trademark of Ventavis. Other service marks, trademarks and trade names referred to in this prospectus are the property of their respective owners. All references in this prospectus to “Schering AG” refer to Schering AG, Germany. Although the names “Columbia” and “Columbia University” are included in this prospectus, the use of Columbia’s name in no way constitutes approval or sponsorship of our activities by Columbia.

You should rely only on information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with information that is different. We are offering to sell and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus.

The Offering

Common stock to be offered	4,000,000 shares

Common stock to be outstanding after this offering	23,641,711 shares

Use of proceeds

For the commercialization of Ventavis, including the establishment of our sales and marketing organization; milestone payments to Schering AG; additional clinical development of Ventavis; licensing or acquiring and developing additional product candidates; and general corporate purposes. See “Use of Proceeds.”

Nasdaq National Market symbol	CTRX

The number of shares of common stock to be outstanding after the closing of the offering is based on 19,641,711 shares of common stock outstanding as of December 31, 2004 and excludes:

•	2,436,031 shares of common stock issuable upon the exercise of options outstanding as of December 31, 2004 with a weighted average exercise price of $2.52 per share;

•	an additional 1,490,132 shares of common stock reserved for future stock option grants and purchases under our 2004 Equity Incentive Plan, of which 491,042 were reserved pursuant to an automatic share increase provision on January 1, 2005; and

•	an additional 440,664 shares of common stock reserved for issuance under our 2004 Employee Stock Purchase Plan, of which 147,312 were reserved pursuant to an automatic share increase provision on January 1, 2005.

Except as otherwise indicated, all information in this prospectus assumes no exercise by the underwriters of their over-allotment option.

Summary Financial Data

The following table sets forth certain of our financial data. We derived the summary financial data for the years ended December 31, 2001, 2002 and 2003 from our audited financial statements included elsewhere in this prospectus. We derived the statement of operations data for the period from inception (February 10, 2000) to December 31, 2000 from our audited financial statements not included in this prospectus. We have also included data from our unaudited financial statements for the nine months ended September 30, 2003 and 2004 and the period from inception (February 10, 2000) to September 30, 2004 from our unaudited financial statements included elsewhere in this prospectus. You should read these data together with our financial statements and related notes included elsewhere in this prospectus and the information under “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Period from inception (February 10, 2000) to December 31, 2000	Years ended December 31,			Nine months ended September 30,		Period from inception (February 10, 2000) to Sept. 30, 2004
		2001	2002	2003	2003	2004
					(unaudited)		(unaudited)
	(in thousands, except share and per share data)
Statements of Operations Data
Grant revenue	$—	$40	$44	$15	$15	$—	$99
Operating expenses:
Research and development	645	2,211	3,203	2,457	1,450	12,403	20,920
General and administrative	377	889	1,422	2,436	1,520	5,448	10,571
Acquired product rights	—	—	175	6,065	815	7,150	13,390
Amortization of employee stock-based compensation related to:
General and administrative	—	—	—	656	—	5,245	5,901
Research and development	—	—	—	—	—	1,339	1,339

Total operating expenses	1,022	3,100	4,800	11,614	3,785	31,585	52,121

Loss from operations	(1,022)	(3,060)	(4,756)	(11,599)	(3.770)	(31,585)	(52,022)
Interest and other income (expense), net	7	177	72	(1,029)	(498)	267	(506)

Net loss	(1,015)	(2,883)	(4,684)	(12,628)	(4,268)	(31,318)	(52,528)
Accretion to redemption value of redeemable convertible preferred stock	—	—	—	(18)	—	(56)	(74)
Deemed dividend upon issuance of Series C redeemable convertible preferred stock and issuance of common stock upon exchange of convertible preferred warrants	—	—	—	(14,332)	(2,657)	(24,987)	(39,319)

Net loss attributable to common stockholders	$(1,015)	$(2,883)	$(4,684)	$(26,978)	$(6,925)	$(56,361)	$(91,921)

Basic and diluted net loss per share attributable to common stockholders	$(3.42)	$(8.11)	$(12.67)	$(59.49)	$(18.13)	$(54.32)

Shares used to compute basic and diluted net loss per share attributable to common stockholders	297,099	355,702	369,645	453,509	382,049	1,037,491

Pro forma basic and diluted net loss per share attributable to common stockholders (unaudited)				$(6.49)		$(4.26)

Shares used to compute pro forma basic and diluted net loss per share attributable to common stockholders (unaudited)				4,156,555		13,235,929

	As of September 30, 2004
			Pro forma
	Actual	Pro forma	As adjusted
	(unaudited)
	(in thousands)
Balance Sheet Data
Cash and cash equivalents	$21,168	$46,361	$81,168
Working capital	19,931	45,124	79,931
Total assets	25,178	50,371	85,178
Redeemable convertible preferred stock	65,334	—	—
Deficit accumulated during the development stage	(52,602)	(52,602)	(52,602)
Total stockholders’ equity (deficit)	(44,367)	46,160	80,967

The table above presents summary balance sheet data on an actual basis, on a pro forma basis and on a pro forma as adjusted basis. The pro forma balance sheet data reflects the balance sheet data at September 30, 2004, adjusted for the receipt of $25.2 million in net proceeds from the sale of shares of common stock in the October 2004 initial public offering and the related conversion of all outstanding shares of preferred stock into 13,015,270 shares of common stock. The pro forma as adjusted balance sheet data reflects the balance sheet data adjusted for the receipt of the estimated net proceeds from the sale of 4,000,000 shares of our common stock at the assumed public offering price of $9.43 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

Risks Related to Our Business

We have a history of net losses and may not achieve or maintain profitability.

We are a development stage biopharmaceutical company incorporated in February 2000 with a limited operating history. To date, we have not generated any product revenue and have funded our operations primarily from sales of our equity securities. We have incurred losses in each year since our inception. Our net losses were $2.9 million in 2001, $4.7 million in 2002 and $12.6 million in 2003. For the nine months ending September 30, 2004, we recognized a net loss of $31.3 million, which loss included a $7.0 million milestone payment to Schering AG, bringing our accumulated net losses to $52.5 million. These losses, among other things, have had and will continue to have an adverse effect on our stockholders’ equity and working capital. Sales of Ventavis may not generate sufficient revenue for us to achieve or maintain profitability. Our ability to generate revenue will depend on our ability to obtain commercial quantities of Ventavis and successfully market and sell Ventavis.

We expect to incur increased general and administrative expenses due to higher sales and marketing expenses related to the commercialization of Ventavis and expenses related to our operating as a public company. In addition, we expect continued and additional research and development expenses related to current and planned clinical trials to expand the use of Ventavis, and we will likely incur additional research and development expenses related to other product candidates. As a result, we expect to continue to incur significant and increasing operating losses for the foreseeable future. Because of the numerous risks and uncertainties associated with developing and commercializing therapeutic drugs, we may experience larger than expected future losses and may not become profitable.

If we are not able to successfully market and sell Ventavis, we may not generate sufficient revenues to continue our business operations.

Ventavis is our only product that has received regulatory approval for commercial sale. The process to commercialize Ventavis will be complex and costly, and our ability to successfully market and sell Ventavis will depend on a number of factors, including our ability to:

•	continue to build our sales and marketing organization, including the hiring and training of our sales force;

•	obtain commercial quantities of Ventavis from Schering AG, including securing an initial export clearance from the appropriate health authority in Spain where the manufacturing of Ventavis is completed so that Schering AG can supply Ventavis to us in the U.S.;

•	ensure adequate supply of nebulizers;

•	obtain adequate third-party payor reimbursement of Ventavis and nebulizers;

•	enter into agreements with specialty pharmacy companies regarding the sale of Ventavis, and enter into an agreement with a primary third-party logistics company regarding the physical distribution of Ventavis;

•	educate physician prescribers and the patient market; and

•	successfully market and sell Ventavis at acceptable prices.

If we are unable to successfully market and sell Ventavis, we may not be able to earn sufficient revenues to continue our business.

If we are unable to establish a direct sales force in a timely manner, our business will be harmed.

We intend to market Ventavis and other future products directly to physicians in the United States through our own sales force, which we have only recently begun to build. We will need to incur significant additional expenses and commit significant additional management resources to complete the hiring and training of this sales force prior to our anticipated launch of Ventavis in the second quarter of 2005. We may not be able to successfully establish our own sales force despite these additional expenditures. In addition, our estimate of a sales force of approximately 20 people for the commercialization of Ventavis is subject to change. If we elect to rely on third parties to sell Ventavis and any other products, we may receive less revenue than if we sold such products directly. In addition, we may have little or no control over the sales efforts of those third parties. In the event we are unable to sell Ventavis, either directly or through third parties, our business will be harmed.

Our failure to establish and manage a distribution network could delay or compromise the commercialization of Ventavis.

We do not have the infrastructure necessary for distributing Ventavis to patients. We intend to contract with a third-party logistics company to warehouse Ventavis and distribute it to a few specialty pharmacy suppliers that would then distribute Ventavis directly to patients. This distribution network will require significant coordination with our sales and marketing and finance organizations. Failure to secure contracts with a logistics company and specialty pharmacies could negatively impact the distribution of Ventavis, and failure to coordinate financial systems could negatively impact our ability to accurately report product revenue. If we are unable to effectively establish and manage the distribution process, the commercialization of Ventavis will be delayed or severely compromised and our results of operations may be harmed.

Our ability to generate revenue from Ventavis will depend on obtaining adequate reimbursement and government pricing policies.

Our ability to achieve acceptable levels of reimbursement for Ventavis by third-party payors such as governmental authorities, private health insurers and other organizations will have a significant effect on our ability to successfully commercialize Ventavis. We cannot be sure that reimbursement in the United States will be available for Ventavis, or if available, will not be decreased or eliminated in the future. If reimbursement is not available or is available only at limited levels, we may not be able to successfully commercialize Ventavis.

Sales of biopharmaceutical products depend in significant part on the availability of reimbursement from third-party payors. Third-party payors are increasingly challenging the prices charged for medical products and services. It is time consuming and expensive for us to seek reimbursement from third-party payors. Coverage and reimbursement may not be available or sufficient to allow us to sell our products on a competitive and profitable basis. Commercialization of Ventavis could also be affected negatively if adequate reimbursement for the nebulizer used to administer Ventavis is not available.

Current Medicare policies categorize the reimbursement of drugs, in part, based on the manner in which they are delivered. Ventavis will likely be categorized with other nebulized drugs under Medicare reimbursement policies. However, delivery of Ventavis requires the specialized, breath-actuated nebulizer technology found in the ProDose device to ensure dose accuracy. We believe that current Medicare reimbursement policy does not recognize the increased cost inherent in devices that have the precision of the ProDose device. If we are unsuccessful in establishing a new code for this type of specialized nebulizer, reimbursement may be inadequate, which will adversely affect the commercialization of Ventavis.

The passage of the Medicare Prescription Drug and Modernization Act of 2003 imposes new requirements for the pricing of prescription drugs, which may adversely affect the marketing of our products. We expect that there will continue to be a number of federal and state proposals to implement governmental pricing control. Although we cannot predict whether such legislative or regulatory proposals will be adopted, the adoption of such proposals could have a material adverse effect on our business, financial condition and profitability.

If our competitors are able to develop and market products that are preferred over Ventavis, our commercial opportunity will be significantly reduced or eliminated.

We face competition from established pharmaceutical and biotechnology companies, as well as from academic institutions, government agencies and private and public research institutions. Various products are currently marketed for the treatment of PAH, including epoprostenol, marketed as Flolan by GlaxoSmithKline, treprostinil, marketed as Remodulin by United Therapeutics, and bosentan, marketed as Tracleer by Actelion. A number of new PAH treatments are being developed, including Encysive Pharmaceuticals’ sitaxsentan, Myogen’s ambrisentan and Pfizer’s sildenafil. Although treprostinil is currently marketed in a formulation for subcutaneous delivery, United Therapeutics has disclosed that it is developing oral and inhaled formulations of treprostinil. In November 2004, the intravenous formulation was approved by the FDA and we believe United Therapeutics may introduce this formulation in early 2005. In addition, we are aware of clinical trials involving an inhaled reformulation of treprostinil. Although some of these trials involved single-dose administration, we believe another trial involved multiple-dose treatments over a period of time and in these cases the drug was administered less frequently and with shorter inhalation periods compared to the clinical trials of Ventavis conducted by Schering AG.

Our commercial opportunity may be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer side effects, are more convenient or are less expensive than our product candidates. If an inhaled drug treatment for PAH, such as an inhaled reformulation of treprostinil, proved to be more efficacious or convenient than Ventavis, then prescriptions of Ventavis by physicians and patient use of Ventavis would likely be significantly reduced. Similarly, if an oral reformulation or other kind of delivery method of treprostinil or other drug for the treatment of PAH proves to be more convenient or efficacious than Ventavis, then Ventavis could be rendered obsolete and noncompetitive. Our efforts to develop an extended release formulation of Ventavis that requires less frequent dosing and shorter inhalation times may be unsuccessful. We also expect that patients currently under other prostacyclin treatments will likely continue such therapies rather than adopt Ventavis. Further, public announcements regarding the development of any such competing drugs could adversely affect the commercial potential of Ventavis in the United States and the market price of our common stock.

Many of our competitors currently have significantly greater financial resources and expertise in conducting clinical trials, obtaining regulatory approvals, managing manufacturing and marketing approved products than we do. Other early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. In addition, these third parties compete with us in recruiting and retaining qualified scientific, management and sales and marketing personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring therapies and therapy licenses complementary to our programs or advantageous to our business. We expect that our ability to compete effectively will depend upon our ability to:

•	build and train an adequate sales and marketing organization;

•	expand the commercial potential of Ventavis for additional indications;

•	develop improved formulations of Ventavis;

•	attract and retain key personnel; and

•	identify and obtain other products or product candidates on commercially reasonable terms.

If Ventavis does not gain acceptance among physicians, patients and the medical community, our business will be significantly harmed.

Ventavis may not gain market acceptance among physicians, patients and the medical community. The degree of market acceptance of Ventavis will depend on a number of factors. For example, Ventavis must prove effective in treating PAH either alone or in combination with other treatments, such as endothelin receptor antagonists, or ETRAs, and PDE-5 inhibitors. Except for lung transplantation, there is no current cure for PAH. The development of any other curative treatment for PAH may make Ventavis obsolete. In addition, the medical community will need to accept prostacyclin therapy delivered through inhalation as opposed to delivery by infusion pump. We believe that patients that have severe PAH will likely prefer prostacyclin therapy by infusion pump because of the need for continual dosage.

In particular, initial market acceptance of Ventavis may be limited because the ProDose nebulizer is not compact and must be plugged into an electrical outlet or because the prescribed dosing duration and frequency may be inconvenient as compared with other drugs. Side effects observed during clinical trials included fainting, shortness of breath, fatigue, chest pain, nausea and headaches. Such side effects could negatively affect market acceptance of Ventavis. In addition, although the FDA label for Ventavis specifies six to nine doses per day, we cannot be certain that patients will comply with this dosing regimen, which may impact efficacy of the treatment and our revenues from the sale of Ventavis. Failure to achieve market acceptance of Ventavis in the United States would significantly harm our business.

An inadequate supply of nebulizers intended to be used for administration of Ventavis will harm our commercialization of Ventavis.

Profile Drug Delivery Ltd., a wholly owned subsidiary of Respironics, Inc., will be the sole supplier of nebulizers at the time of our initial sale of Ventavis and the sole supplier of a handheld nebulizer now under development. If for any reason Profile fails to supply to specialty pharmacy companies an adequate number of nebulizers to meet patient demand, commercialization of Ventavis would be delayed and our business would be harmed. Profile is the only supplier of nebulizers approved for the administration of Ventavis. If Profile does not receive FDA clearance for the I-Neb nebulizer or stops supplying the ProDose nebulizer, we would need to seek an alternate supplier, which would likely be costly and time consuming. If we decide to seek an alternate supplier of nebulizers, we will need to identify and contract with a new supplier that offers an FDA-cleared device, and we will need to demonstrate comparability with this new nebulizer. If our supply of nebulizers is interrupted, our business would be substantially harmed.

If the FDA does not approve the use of a more convenient, handheld nebulizer for the administration of Ventavis, our Ventavis product revenue could be significantly reduced.

We are assisting Profile in its development of the I-Neb nebulizer, a handheld, battery operated nebulizer that we believe will be more convenient than Profile’s ProDose nebulizer. Profile filed a 510(k) premarket notification with the FDA in November 2004. We plan to submit a supplemental NDA for the administration of Ventavis using the I-Neb nebulizer in the first half of 2005. We believe that FDA approval of the I-Neb nebulizer for the administration of Ventavis may be granted in the fourth quarter of 2005. We believe FDA approval of the administration of Ventavis using the I-Neb nebulizer will depend upon an in vitro demonstration of dose comparability between the I-Neb and ProDose nebulizers. If the FDA deems these in vitro data insufficient to demonstrate dose comparability, human trials using the I-Neb nebulizer to administer Ventavis may be required, which would delay approval of the device. If FDA approval of the use of the I-Neb nebulizer to administer Ventavis is delayed or not granted, our Ventavis product revenue could be significantly reduced.

We have no manufacturing capabilities and anticipate continued reliance on Schering AG for the clinical and commercial production of Ventavis, which puts us at risk of lengthy and costly delays of bringing Ventavis to market.

We do not currently operate manufacturing facilities for clinical or commercial production of Ventavis. We have no experience in drug formulation or manufacturing, and we lack the resources and the capabilities to manufacture Ventavis on a clinical or commercial scale. We do not intend to develop facilities for the manufacture of Ventavis or any other product candidates for clinical trials or commercial purposes in the foreseeable future.

We rely on Schering AG as our sole supplier for the clinical and commercial production of Ventavis. Schering AG may not perform as agreed or may not remain in the contract manufacturing business for the time required to successfully produce, store and distribute Ventavis. In the event of a natural disaster, failure to meet

FDA regulatory requirements, business failure, strike or other difficulty, we would likely be unable to replace Schering AG in a timely manner and the production of Ventavis would be interrupted, resulting in delays and additional costs. In addition, because Schering AG manufactures Ventavis outside of the U.S., we must obtain an initial clearance from the appropriate health authority in Spain to begin exporting Ventavis to the U.S. In addition, we may face difficulties in importing Ventavis into the United States as a result of, among other things, FDA import inspections, incomplete or inaccurate import documentation or defective packaging. Also, because Schering AG manufactures the iloprost drug substance for Ventavis in Germany and then transports it to Spain where the final drug product is finished and packaged, our supply of Ventavis may be subject to greater risk of interruption.

Schering AG may also fail to achieve and maintain required FDA manufacturing standards, which could result in patient injury or death, product recalls or withdrawals, delays or failures in product testing or delivery, cost overruns or other problems that could seriously hurt our business. Schering AG could also encounter difficulties involving production yields, quality control and quality assurance, as well as shortages of qualified personnel. In addition, Schering AG is subject to ongoing inspections and regulation by the FDA and corresponding state agencies and it may fail to meet these agencies’ acceptable standards of compliance.

Upon the occurrence of one of the aforementioned events, the ability to switch manufacturers would be very difficult and prolonged for a number of reasons, including:

•	the number of potential manufacturers is limited and we may not be able to negotiate agreements with alternative manufacturers on commercially reasonable terms or at all;

•	the proprietary manufacturing process used to make Ventavis can take multiple years from beginning to end;

•	the manufacturing process is complex and may require a significant learning curve; and

•	the FDA must approve any replacement prior to manufacturing, which requires new testing and compliance inspections.

Our agreement with Schering AG provides that we will purchase our Ventavis requirements exclusively from Schering AG. The process of manufacturing Ventavis is extremely complex, lengthy and has low yields. If Schering AG ceases to manufacture Ventavis or is unable to provide us with supplies of Ventavis for any reason, we may experience substantial delays in our commercialization of Ventavis or in further clinical development of the product as we develop internal manufacturing capabilities or seek a third-party manufacturer. We may experience difficulty finding an acceptable alternative manufacturer for any of the reasons noted above in connection with switching manufacturers.

If there are fewer individuals with PAH than we estimate, we may not generate sufficient revenues to continue development of our product candidates or continue operations.

We have rights to commercialize Ventavis for the treatment of PAH only in the United States. We estimate that the number of individuals in the United States with PAH is approximately 50,000, of which approximately 15,000 are currently diagnosed and under various treatments. Our estimate of the size of the patient population is based on published studies as well as internal analyses. If the results of these studies or our analysis of them do not accurately reflect the number of patients with PAH, our assessment of the market may be wrong, making it difficult or impossible for us to meet our revenue goals. In addition, it is difficult to determine the portion of the patient population that might use Ventavis as a treatment.

If we fail to identify and license or acquire other products or product candidates, we will be unable to expand our business with new product sales.

One of our key strategies is to license or acquire products or product candidates and further develop them for commercialization. We have no internal discovery capabilities and rely on our ability to license or acquire any additional products or product candidates. The market for licensing and acquiring products and product candidates is intensely competitive and many of our competitors may have greater resources than us. If we are not successful in identifying and licensing or acquiring other products or product candidates, we will be unable to grow our revenues with sales from new products.

Any future product revenues could be reduced by imports from countries where Ventavis may be available at a lower price.

Rights to market Ventavis in Canada are held by Berlex Laboratories, the U.S. subsidiary of Schering AG, and Berlex Laboratories filed for marketing approval with Health Canada in December 2003. Our sales of Ventavis in the United States may be reduced if products are imported into the U.S. from lower price markets, whether legally or illegally. In the United States, prices for pharmaceuticals are generally higher than in the bordering nations of Canada and Mexico. There have been proposals to legalize the import of pharmaceuticals from outside the U.S. If such legislation were enacted, our future revenues could be reduced.

The loss of our rights to market Ventavis would significantly impair our operating results.

We have licensed from Schering AG the exclusive U.S. rights to develop and commercialize Ventavis for the treatment of PAH. We are obligated to use our best efforts to commercialize Ventavis in the U.S. Our ability to achieve milestones is dependent upon numerous factors, including some factors that are outside of our control. Schering AG has the right to terminate our license if we materially breach our obligations under the agreement and fail to cure any such breach within a specified period of time, or if we become insolvent. If our agreement with Schering AG were terminated, we would have no further rights to develop and commercialize Ventavis for any indication. The termination of the Schering AG agreement would significantly and adversely affect our business.

If we fail to obtain additional financing, we may be unable to fund our operations and commercialize Ventavis or future products or product candidates.

We expect that our cash used in operations will increase for the next several years, and that we will spend substantial amounts to commercialize Ventavis, expand its potential for additional indications and license or acquire other products or product candidates. We currently estimate that our existing cash and cash equivalents, including amounts raised through this offering, together with interest thereon, will be sufficient to meet our projected operating requirements for at least the next 18 months.

Our future funding requirements will depend on many factors, including:

•	the costs of establishing sales, marketing and distribution capabilities;

•	the terms and timing of any collaborative, licensing and other arrangements that we have or may establish, including our milestone payments to Schering AG;

•	cash requirements of any future licensing or acquisitions of products or product candidates;

•	the scope, results and timing of preclinical studies and clinical trials and other development activities;

•	the effects of competing clinical, technological and market developments; and

•	the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights.

We cannot predict the amount of revenue we will generate from sales of Ventavis. Until we can generate a sufficient amount of product revenue, we expect to finance future cash needs through public or private equity offerings or debt financings. To the extent that we raise additional funds by issuing equity securities, our stockholders may experience dilution. Any debt financing may involve granting a security interest in all or a portion of our assets or restrictive covenants, including limitations on our ability to incur additional debt, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business.

We may also be required to:

•	seek collaborators for our product candidates at an earlier stage than otherwise would be desirable and on terms that are less favorable than might otherwise be available; and

•	relinquish, license or otherwise dispose of rights to technologies, product candidates or products that we would otherwise seek to develop or commercialize ourselves on unfavorable terms.

Future additional funding may not be available on acceptable terms, or at all. If we are unable to raise additional capital when required or on acceptable terms, we may have to significantly delay, scale back or discontinue the development or commercialization of one or more of our products or product candidates.

Unsuccessful or delayed regulatory approvals required to expand the commercial potential of Ventavis or for any of our future product candidates could increase our future development costs or impair our future revenue.

We have completed enrollment in a Phase II trial of Ventavis in combination with bosentan and may evaluate the use of Ventavis in combination with other PAH therapies in the future. We also plan to develop Ventavis for pulmonary hypertension associated with idiopathic pulmonary fibrosis, or IPF. In order to obtain the required regulatory approvals to expand the commercial potential of Ventavis or for the commercial sale of any future product candidates, preclinical studies and clinical trials must be conducted to demonstrate safety and efficacy in humans. This process is expensive and can take a significant amount of time, and failure can occur at any stage of the testing. Our failure to adequately demonstrate safety and efficacy in clinical trials will prevent regulatory approval and restrict our ability to commercialize Ventavis for additional indications or in combination with other PAH therapies or other products or product candidates. Any such failure may severely harm our business. Significant delays in clinical development could materially increase our product development costs or allow our competitors to bring products to market before we do, impairing our ability to successfully commercialize our products or product candidates. In addition, any approvals we may obtain may not cover all of the clinical indications for which we seek approval. Also, an approval might contain significant limitations in the form of narrow indications, warnings, precautions or contraindications with respect to conditions of use.

Even after our product candidates receive regulatory approval, we may still face development and regulatory difficulties that may delay or impair future sales of our products.

Following regulatory approval to sell any product candidate, the FDA and foreign regulatory authorities may, nevertheless, impose significant restrictions on the indicated uses or marketing of these products or impose ongoing requirements for post-approval studies. In addition, regulatory agencies subject a marketed product, its manufacturer and the manufacturer’s facilities to continual review and periodic inspections. If we discover previously unknown problems with a product or our contract manufacturing facilities, a regulatory agency may impose restrictions on that product, on us or on our third-party contract manufacturers, including requiring us to withdraw the product from the market. If we fail to comply with applicable regulatory requirements, a regulatory agency may:

•	issue warning letters;

•	impose civil or criminal penalties;

•	suspend our regulatory approval;

•	suspend any of our ongoing clinical trials;

•	refuse to approve pending applications or supplements to approved applications filed by us;

•	impose restrictions on our operations, including closing our contract manufacturers’ facilities; or

•	seize or detain products or require a product recall.

Any failure to comply with ongoing regulatory requirements may significantly and adversely affect our ability to commercialize our products or product candidates.

If product liability lawsuits are successfully brought against us, we will incur substantial liabilities and may be required to limit commercialization of Ventavis or other product candidates.

We face product liability exposure related to the testing of our product candidates in human clinical trials, and we may face exposure to claims by an even greater number of persons once we begin marketing and distributing Ventavis or other products commercially. If we cannot successfully defend ourselves against product liability claims, we will incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

•	decreased demand for our products and product candidates;

•	injury to our reputation;

•	withdrawal of clinical trial participants;

•	costs of related litigation;

•	substantial monetary awards to patients and others;

•	loss of revenues; and

•	the inability to commercialize our products and product candidates.

We have product liability insurance that covers our clinical trials up to a $3.0 million annual aggregate limit. We intend to expand our insurance coverage to include the sale of commercial products prior to our commercial launch of Ventavis. However, insurance coverage is increasingly expensive. We may not be able to maintain existing insurance coverage at a reasonable cost and we may not be able to obtain additional insurance coverage that will be adequate to satisfy any liability that may arise.

Third parties may own or control patents or patent applications that we may be required to license to commercialize our products or product candidates, or that could result in litigation that would be costly and time consuming.

Our ability to commercialize Ventavis and our other product candidates depends upon our ability to develop, manufacture, market and sell these drugs without infringing the proprietary rights of third parties. A number of pharmaceutical and biotechnology companies, universities and research institutions have or may be granted patents that cover technologies similar to the technologies owned by or licensed to us. We may choose to seek, or be required to seek, licenses under third party patents, which would likely require the payment of license fees or royalties or both. For example, we are aware of a use patent which we may seek to license that covers the combination of Ventavis and phosphodiesterase inhibitors. We may also be unaware of existing patents that may be infringed by Ventavis or our other product candidates. Because patent applications can take many years to issue, there may be other currently pending applications which may later result in issued patents that are infringed by Ventavis or our other product candidates. Moreover, a license may not be available to us on commercially reasonable terms, or at all.

There is a substantial amount of litigation involving patent and other intellectual property rights in the biotechnology and biopharmaceutical industries generally. If a third party claims that we infringe on their technology, our business and results of operations could be harmed by a number of factors, including:

•	infringement and other intellectual property claims, even if without merit, are expensive and time-consuming to litigate and can divert management’s attention from our core business;

•	monetary damage awards for past infringement can be substantial;

•	a court may prohibit us from selling or licensing our product candidates unless the patent holder chooses to license the patent to us; and

•	if a license is available from a patent holder, we may have to pay substantial royalties.

We may also be forced to bring an infringement action if we believe that a competitor is infringing our protected intellectual property. Any such litigation will be costly, time consuming and divert management’s attention, and the outcome of any such litigation may not be favorable to us.

Our intellectual property rights may not preclude competitors from developing competing products and our business may suffer.

If we are not able to protect our proprietary technology, trade secrets and know-how, our competitors may use our intellectual property to develop competing products. Our patents, including our licensed patents relating to the use and manufacture of iloprost, the active ingredient of Ventavis, may not be sufficient to prevent others from competing with us. The composition of matter patent covering iloprost expired on September 8, 2004 and the U.S. process patents covering the manufacture of Ventavis will expire in 2007 and 2010. Therefore, we may no longer depend on this composition of matter patent and in the future will not be able to rely on these process patents to exclude competitors from developing iloprost for the treatment of PAH. Further, while Schering AG may have trade secrets relating to the manufacture of Ventavis, such trade secrets may become known or independently discovered or competitors may develop alternative ways to manufacture the drug. All of these factors may harm our competitive position. Our issued patents and those that may issue in the future, or those licensed to us, may be challenged, invalidated or circumvented, which could limit our ability to stop competitors from marketing related products or the term of patent protection that we may have for our product candidates.

If we fail to attract and keep senior management and key scientific personnel, we may be unable to successfully develop and commercialize our product candidates.

Our success depends on our continued ability to attract, retain and motivate highly qualified management and clinical and scientific personnel and on our ability to develop and maintain important relationships with leading academic institutions, clinicians and scientists. The loss of services of one or more of our members of senior management could delay or prevent the successful completion of our clinical trials or the commercialization of Ventavis. We do not currently carry “key person” insurance on the lives of members of senior management.

There is significant competition from other companies and research and academic institutions for qualified personnel in the areas of our activities. Our offices are located in the San Francisco Bay Area, where competition for personnel with biopharmaceutical skills is intense. If we fail to identify, attract, retain and motivate these highly skilled personnel, we may be unable to continue our development and commercialization activities.

We will need to significantly increase the size of our organization, and we may experience difficulties in managing growth.

We are a small company with 39 employees as of December 31, 2004. In order to commercialize Ventavis or any future products, we will need to substantially increase our operations, including expanding our employee base of managerial, sales and marketing, operational and financial personnel. Future growth will impose significant added responsibilities on members of management, including the need to identify, recruit, maintain and integrate additional employees. Our future financial performance and our ability to commercialize Ventavis or any future products and to compete effectively will depend, in part, on our ability to manage any future growth effectively. To that end, we must be able to:

•	manage our clinical trials effectively;

•	hire new personnel necessary to effectively commercialize Ventavis or any products or product candidates we license or acquire, including our sales force;

•	integrate current and additional management, administrative, financial and sales and marketing personnel;

•	develop our administrative, accounting and management information systems and controls; and

•	hire and train additional qualified personnel.

The acquisition or licensing of other products or product candidates may put a strain on our operations and will likely require us to seek additional financing.

One of our key strategies is to license or acquire complementary products or product candidates. We have no present agreement regarding any material acquisitions. However, if we do undertake any acquisitions, the process of integrating an acquired product or product candidate into our business may put a strain on our operations, including diversion of personnel and financial resources and diversion of management’s attention. In addition, any acquisition would give rise to additional operating costs and will likely require us to seek additional financing. Future acquisitions could result in additional issuances of equity securities that would dilute the ownership of existing stockholders. Future acquisitions could also result in the incurrence of debt, contingent liabilities or the amortization of expenses related to other intangible assets, any of which could adversely affect our operating results.

Our competitive position may be harmed if a competitor obtains orphan drug designation for treatment of PAH with a superior drug.

Orphan drug designation is an important element of our competitive strategy because Schering AG’s composition of matter patent for Ventavis expired on September 8, 2004. Any company that obtains the first FDA approval for a designated orphan drug for a rare disease generally receives marketing exclusivity for use of that drug for the designated condition for a period of seven years. Ventavis received orphan drug designation to treat PAH in August 2004. However, the FDA may permit other companies to market a form of iloprost, the active ingredient in Ventavis, to treat PAH if their product demonstrates clinical superiority, which could create a more competitive market for us.

Competitors could develop and gain FDA approval of inhaled iloprost for a different indication which could adversely affect our competitive position.

Inhaled iloprost manufactured by other parties may be approved for different indications in the United States in the future. For example, although we have an exclusive license from Schering AG to commercialize Ventavis in the U.S. to treat PAH, Schering AG could sell Ventavis in the U.S. for other indications. In the event there are other inhaled iloprost products approved by the FDA to treat indications other than those covered by Ventavis, physicians may elect to prescribe a competitor’s inhaled iloprost to treat PAH. This is commonly referred to as off-label use. While under FDA regulations a competitor is not allowed to promote off-label uses of its product, the FDA does not regulate the practice of medicine and, as a result, cannot direct physicians as to what inhaled iloprost to prescribe to their patients. As such, we would have limited ability to prevent off-label use of a competitor’s inhaled iloprost to treat PAH even if we have orphan drug exclusivity.

We will need to implement additional finance and accounting systems, procedures and controls in the future as we grow our business and organization and to satisfy new reporting requirements.

As a public reporting company, we must comply with the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the Securities and Exchange Commission, including expanded disclosures and accelerated reporting requirements and more complex accounting rules. Compliance with Section 404 of the Sarbanes-Oxley Act of 2002 and other requirements will increase our costs and require additional management resources. We recently have been upgrading our finance and accounting systems, procedures and controls and will need to continue to implement additional finance and accounting systems, procedures and controls as we grow our business and organization and to satisfy new reporting requirements. Compliance with Section 404 will first apply to our annual report on Form 10-K for our fiscal year ending December 31, 2005. If we are unable to complete the required assessment as to the adequacy of our internal control reporting or if our independent registered public accounting firm is unable to provide us with an unqualified report as to the effectiveness of our internal controls over financial reporting as of December 31, 2005, investors could lose confidence in the reliability of our internal controls over financial reporting.

Anti-takeover defenses that we have in place could prevent or frustrate attempts by stockholders to change our board of directors or the direction of the company.

Provisions of our certificate of incorporation and bylaws and provisions of Delaware law may make it more difficult for or prevent a third party from acquiring control of us without the approval of our board of directors. These provisions include:

•	providing for a classified board of directors with staggered three-year terms;

•	restricting the ability of stockholders to call special meetings of stockholders;

•	prohibiting stockholder action by written consent;

•	establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings; and

•	granting our board of directors the ability to designate the terms of and issue new series of preferred stock without stockholder approval.

These provisions may have the effect of entrenching our board of directors and may deprive or limit your strategic opportunities to sell your shares.

Schering AG’s right of first negotiation to acquire our company could prevent or delay a change of control.

If we intend to pursue a transaction where we would be acquired by or otherwise merge with a pharmaceutical company that sells a pulmonary hypertension drug that is directly competitive with Ventavis, Schering AG has a right of first negotiation to acquire our company subject to the terms set forth in our agreement. This may discourage other companies from seeking to acquire us.

Our stock is controlled by a small number of stockholders and the interests of these stockholders could conflict with your interests.

After this offering, our executive officers and directors, and stockholders affiliated with these individuals, will beneficially own approximately 44% of our common stock (assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options). As a result, these stockholders, if they acted together, could significantly influence all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of these stockholders may not always coincide with our interests or the interests of other stockholders.

Risks Related to This Offering

Our stock price has been and may continue to be volatile and your investment in our common stock could suffer a decline in value.

We completed our initial public offering in October 2004. Since our initial public offering, the price of our common stock as reported by the Nasdaq National Market has ranged from a low of $4.50 to a high of $13.14 per share. Some specific factors that may have a significant effect on our common stock market price include:

•	announcements concerning our commercial launch timing, product development programs or results of future clinical trials;

•	regulatory developments and related announcements in the United States, including announcements by the FDA, and foreign countries;

•	conditions or trends in the pharmaceutical and biotechnology industries;

•	fluctuations in stock market prices and trading volumes of similar companies or of the markets generally;

•	changes in, or our failure to meet or exceed, investors’ and securities analysts’ expectations;

•	announcements of technological innovations or new commercial products by us or our competitors;

•	actual or anticipated fluctuations in our competitors’ quarterly or annual operating results;

•	sales of large blocks of our common stock, including sales by our executive officers, directors or venture capital investors;

•	our entering into licenses, strategic partnerships and similar arrangements, or the termination of such arrangements;

•	acquisition of products or businesses by us or our competitors;

•	litigation or government inquiries, whether or not meritorious; and

•	economic and political factors, including wars, terrorism and political unrest.

A more active trading market for our common stock may not develop, which could make it more difficult for investors in our common stock to sell large blocks of our common stock.

Prior to our October 2004 initial public offering, there had been no public market for our common stock. Following our initial public offering, trading volume for our common stock has been modest, and an active trading market for our shares may never develop or be sustained. As a result, investors may be unable to sell large blocks of our common stock and therefore may have limited liquidity opportunities.

This offering will cause dilution in net tangible book value.

Purchasers in this offering will experience immediate and substantial dilution in net tangible book value of $5.96 per share (based upon an assumed public offering price of $9.43 per share). Additional dilution is likely to occur upon the exercise of options or warrants granted by us. To the extent we raise additional capital by issuing equity securities, our stockholders may experience additional substantial dilution.

Future sales of currently restricted shares could cause the market price of our common stock to drop significantly, even if our business is doing well.

In connection with this offering, our officers, directors and certain of our stockholders have agreed not to sell an aggregate of 11,917,878 shares of common stock owned by them for a period of 90 days from the date of this prospectus, which does not include any shares purchased by such stockholders in our initial public offering. Resale restrictions will lapse on April 14, 2005 with respect to an additional 2,653,135 shares which are held by other stockholders who agreed not to sell any of these shares for a period of 180 days from the effectiveness of the registration statement for our initial public offering. As these resale restrictions lapse, sales of a substantial number of these shares in the public market could depress the market price of our common stock and impair our ability to raise capital through the sale of additional equity securities.

Because our common stock may be subject to high volatility, we may be forced to expend money and resources defending securities class action litigation claims.

Securities class action litigation actions may be brought against us, particularly following a decline in the market price of our securities. This risk is especially relevant for us because biotechnology companies have experienced greater than average stock price volatility in recent years. If we face such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business, operating results and financial condition.

We have broad discretion in how we use the net proceeds of this offering, and we may not use these proceeds effectively or in ways with which you agree.

Our management will have broad discretion as to the application of the net proceeds of this offering and could use them for purposes other than those contemplated at the time of this offering. Our stockholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds. Moreover, our management may use the net proceeds for corporate purposes that may not increase the market price of our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements made under “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” and elsewhere in this prospectus constitute forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these terms or other comparable terminology. These statements are only current predictions and are subject to known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance, or achievements to be materially different from those anticipated by the forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	revenue from sales of Ventavis or any other products or product candidates;

•	establishment of our sales and marketing organization;

•	establishment of a distribution network for Ventavis, including agreements with specialty pharmacy suppliers and a third party logistics company;

•	adequate commercial supply of Ventavis and approved nebulizers;

•	third-party payor reimbursement for Ventavis and approved nebulizers;

•	our estimates regarding anticipated capital requirements and our needs for additional financing;

•	PAH patient market size and market adoption of Ventavis by physicians and patients;

•	development and approval of improved nebulizer devices; and

•	development and approval of the use of Ventavis for additional indications.

We discuss many of these risks in this prospectus in greater detail under the heading “Risk Factors” and elsewhere in this prospectus. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by law, we are under no duty to update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this prospectus.

USE OF PROCEEDS

We expect to receive approximately $34.8 million in net proceeds from the sale of 4,000,000 shares of common stock offered by us in this offering (approximately $40.1 million if the underwriters exercise their over-allotment option in full), based on an assumed offering price of $9.43 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

We currently expect to use the net proceeds of this offering, and our existing cash and cash equivalents, as follows:

•	establishment of our sales and marketing organization for the commercialization of Ventavis;

•	milestone payments due under our license and other agreements, including a $9.0 million milestone payment and certain interest payments to Schering AG as a result of the approval of Ventavis, which payment is due by August 2005;

•	additional clinical development of Ventavis in combination with other therapies and in new indications; and

•	licensing or acquiring and developing additional products or product candidates.

We expect the remainder of these net proceeds and our existing cash and cash equivalents will be used to fund working capital, capital expenditures and other general corporate purposes. We currently estimate that the net proceeds of this offering, and existing cash and cash equivalents, together with interest thereon, will be sufficient to meet our capital requirements for at least the next 18 months. However, the amount and timing of our actual expenditures may vary significantly depending on numerous factors, such as the progress of our product development, regulatory requirements and commercialization efforts and the amount of cash used by our operations. For example, our estimates may change significantly if we acquire or license other products or product candidates. Accordingly, we will retain broad discretion over the use of net proceeds of this offering. We have no present agreements regarding any material acquisitions. Pending the use of net proceeds, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade securities, certificates of deposit or direct or guaranteed obligations of the U.S. government.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock and do not anticipate paying any cash dividends in the foreseeable future. Payment of cash dividends, if any, in the future will be at the discretion of our board of directors.

PRICE RANGE OF COMMON STOCK

Our common stock has been quoted on The Nasdaq National Market under the symbol CTRX since our initial public offering on October 15, 2004. The following table shows the high and low per share prices of our common stock for the periods indicated.

	High	Low
Fiscal 2004
Fourth Fiscal Quarter (beginning October 15, 2004)	$13.14	$4.50
Fiscal 2005
First Fiscal Quarter (ending January 19, 2005)	12.00	8.90

On January 19, 2005, the last reported sale price of our common stock on The Nasdaq National Market was $9.43 per share. On December 31, 2004, there were approximately 74 holders of record of our common stock.

CAPITALIZATION

The following table shows as of September 30, 2004:

•	our actual capitalization;

•	on a pro forma basis to reflect the sale of 5,000,000 shares of common stock in our initial public offering in October 2004 and the receipt of net proceeds of $25.2 million therefrom, after deducting underwriting discounts and commissions and offering expenses payable by us, the related conversion of all outstanding shares of preferred stock into 13,015,270 shares of common stock, and the filing of our amended and restated certificate of incorporation to provide for authorized capital stock of 100,000,000 shares of common stock and 10,000,000 shares of preferred stock; and

•	on a pro forma as adjusted basis to reflect the sale of 4,000,000 shares of common stock in this offering and the receipt of estimated net proceeds of approximately $34.8 million from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	As of September 30, 2004
	Actual	Pro forma	Pro forma As adjusted
	(unaudited) (in thousands, except share and per share data)
Liability for early exercise of stock options—non current portion	$64	$64	$64

Redeemable convertible preferred stock, $0.001 par value: 12,342,184 shares authorized, 12,206,037 shares issued and outstanding, actual; no shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	65,334	—	—

Stockholders’ equity (deficit):
Preferred stock, $0.001 par value: no shares authorized, issued and outstanding, actual; 10,000,000 shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—	—	—
Common stock, $0.001 par value: 100,000,000 shares authorized, 1,332,864 shares issued and outstanding, actual; 100,000,000 shares authorized, 19,348,134 and 23,348,134 shares issued and outstanding, pro forma and pro forma as adjusted, respectively	1	19	23
Additional paid-in capital	21,590	112,099	146,902
Deferred stock compensation	(13,356)	(13,356)	(13,356)
Deficit accumulated during the development stage	(52,602)	(52,602)	(52,602)

Total stockholders’ equity (deficit)	(44,367)	46,160	80,967

Total capitalization	$21,031	$46,224	$81,031

The table above excludes:

•	2,142,938 shares of common stock issuable upon the exercise of options outstanding as of September 30, 2004 with a weighted-average exercise price of $2.18 per share;

•	243,545 shares of common stock outstanding but subject to repurchase upon termination of employment as of September 30, 2004;

•	35,139 shares of common stock reserved as of September 30, 2004 for future stock option grants and purchases under our 2000 Stock Plan; and

•	1,063,530 and 293,352 shares of common stock reserved for issuance under our 2004 Equity Incentive Plan and our 2004 Employee Stock Purchase Plan, respectively, each of which became effective upon the closing of our initial public offering of common stock in October 2004;

On January 1, 2005, we reserved 491,042 and 147,312 shares of common stock for issuance pursuant to automatic share increase provisions of our 2004 Equity Incentive Plan and our 2004 Employee Stock Purchase Plan, respectively. In addition, from October 1, 2004 through December 31, 2004, we issued options to purchase 158,180 shares of our common stock at exercise prices between $5.90 and $9.79 and we issued 50,032 shares of common stock upon the exercise of stock options.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering. Our historical net tangible book value as of September 30, 2004 was a deficit of approximately $44.4 million, or approximately $33.29 per share of common stock, not taking into account the sale of common stock in our initial public offering and the related conversion of our outstanding redeemable convertible preferred stock. Net tangible book value per share is equal to our total tangible assets less total liabilities, divided by the number of shares of shares of common stock outstanding. Our pro forma net tangible book value as of September 30, 2004 was approximately $46.2 million or approximately $2.39 per share of common stock. Our pro forma net tangible book value per share amount gives effect to the sale of common stock in our October 2004 initial public offering and related conversion of all 12,206,037 shares of redeemable convertible preferred stock as of September 30, 2004 into 13,015,270 shares of common stock. The increase per share due to the conversion of all shares of redeemable convertible preferred stock reflects conversion ratio adjustments to our redeemable convertible preferred stock as of September 30, 2004.

Dilution in pro forma as adjusted net tangible book value per share represents the difference between the amount per share paid by purchasers of common stock in this offering and the pro forma as adjusted net tangible book value per share of common stock immediately after this offering. After giving effect to our sale of 4,000,000 shares of common stock in this offering at an assumed price of $9.43 per share and after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of September 30, 2004 would have been approximately $81.0 million or $3.47 per share. The amount represents an immediate increase in pro forma as adjusted net tangible book value of $1.08 per share to our existing stockholders and an immediate dilution in pro forma as adjusted net tangible book value of $5.96 per share to purchasers in this offering. The following table illustrates this per share dilution:

The following table illustrates the per share dilution to the new investors:

Assumed public offering price per share		$9.43
Historical net tangible book value per share as of September 30, 2004	$(33.29)
Increase per share due to initial public offering and conversion of all shares of redeemable convertible preferred stock	35.68

Pro forma net tangible book value per share as of September 30, 2004	2.39
Increase in pro forma net tangible book value per share attributable to new investors	1.08

Pro forma as adjusted net tangible book value per share after this offering		3.47

Dilution per share to new investors in this offering		$5.96

The following table sets forth, as of September 30, 2004, on the pro forma as adjusted basis described above after giving immediate effect to the sale of shares of common stock in our October 2004 initial public offering and the related conversion of all outstanding shares of our convertible redeemable preferred stock into common stock and the total consideration paid to us and the average price per share paid by existing shareholders and by new investors, before deducting estimated underwriting discounts and commissions and estimated offering costs payable by us at the assumed public offering price of $9.43 per share.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	19,348,134	83%	$94,931,000	72%	$4.91
Investors participating in this offering	4,000,000	17%	37,720,000	28%	$9.43

Total	23,348,134	100%	$132,651,000	100%

The foregoing discussion and tables assume no exercise of the underwriters’ over-allotment option and excludes:

•	2,142,938 shares of common stock issuable upon exercise of options outstanding as of September 30, 2004 with a weighted-average exercise price of $2.18 per share;

•	243,545 shares of common stock outstanding but subject to repurchase upon termination of employment as of September 30, 2004;

•	35,139 shares of common stock reserved as of September 30, 2004 for future stock option grants and purchases under our 2000 Stock Plan;

•	1,063,530 and 293,352 shares of common stock reserved for issuance under our 2004 Equity Incentive Plan and our 2004 Employee Stock Purchase Plan, respectively, each of which became effective upon the closing of our initial public offering of common stock in October 2004; and

On January 1, 2005, we reserved 491,042 and 147,312 shares of common stock for issuance pursuant to automatic share increase provisions of our 2004 Equity Incentive Plan and 2004 Employee Stock Purchase Plan, respectively. In addition, from October 1, 2004 through December 31, 2004, we issued options to purchase 158,180 shares of our common stock at exercise prices between $5.90 and $9.79 and we issued 50,032 shares of common stock upon the exercise of stock options.

SELECTED FINANCIAL DATA

The statements of operations data for the years ended December 31, 2001, 2002 and 2003 and the balance sheet data as of December 31, 2002 and 2003 are derived from our audited financial statements included elsewhere in this prospectus. The statement of operations data for the period from inception (February 10, 2000) to December 31, 2000 and the balance sheet data as of December 31, 2000 and 2001 have been derived from our audited financial statements not included in this prospectus. We have also included data from our unaudited financial statements for the nine months ended September 30, 2003 and 2004 and the period from inception (February 10, 2000) to September 30, 2004 from our unaudited interim financial statements included elsewhere in this prospectus. You should read this data together with our financial statements and related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Period from inception (February 10, 2000) to December 31, 2000	Years ended December 31,			Nine months ended September 30,		Period from inception (February 10, 2000) to September 30, 2004
		2001	2002	2003	2003	2004
					(unaudited)		(unaudited)
		(in thousands, except share and per share data)
Statements of Operations Data
Grant revenue	$—	$40	$44	$15	$15	$—	$99
Operating expenses:
Research and development	645	2,211	3,203	2,457	1,450	12,403	20,920
General and administrative	377	889	1,422	2,436	1,520	5,448	10,571
Acquired product rights	—	—	175	6,065	815	7,150	13,390
Amortization of employee stock-based compensation related to:
General and administrative	—	—	—	656	—	5,245	5,901
Research and development	—	—	—	—	—	1,339	1,339

Total operating expenses	1,022	3,100	4,800	11,614	3,785	31,585	52,121

Loss from operations	(1,022)	(3,060)	(4,756)	(11,599)	(3,770)	(31,585)	(52,022)
Interest and other income (expense), net	7	177	72	(1,029)	(498)	267	(506)

Net loss	(1,015)	(2,883)	(4,684)	(12,628)	(4,268)	(31,318)	(52,528)
Accretion to redemption value of redeemable convertible preferred stock	—	—	—	(18)	—	(56)	(74)
Deemed dividend upon issuance of Series C redeemable convertible preferred stock and issuance of common stock upon exchange of convertible preferred warrants	—	—	—	(14,332)	(2,657)	(24,987)	(39,319)

Net loss attributable to common stockholders	$(1,015)	$(2,883)	$(4,684)	$(26,978)	$(6,925)	$(56,361)	$(91,921)

Basic and diluted net loss per share attributable to common stockholders	$(3.42)	$(8.11)	$(12.67)	$(59.49)	$(18.13)	$(54.32)

Shares used to compute basic and diluted net loss per share attributable to common stockholders	297,099	355,702	369,645	453,509	382,049	1,037,491

Pro forma basic and diluted net loss per share attributable to common stockholders (unaudited)				$(6.49)		$(4.26)

Shares used to compute pro forma basic and diluted net loss per share attributable to common stockholders (unaudited)				4,156,555		13,235,929

	As of December 31,				As of September 30, 2004
	2000	2001	2002	2003
					(unaudited)
			(in thousands)
Balance Sheet Data
Cash, cash equivalents and short-term investments	$435	$6,300	$1,657	$20,549	$21,168
Working capital	250	6,096	1,430	20,078	19,931
Total assets	469	6,629	1,968	21,343	25,178
Redeemable convertible preferred stock	1,266	10,135	10,135	40,291	65,334
Deficit accumulated during the development stage	(1,015)	(3,898)	(8,582)	(21,228)	(52,602)
Total stockholders’ deficit	(1,012)	(3,889)	(8,560)	(20,049)	(44,367)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our financial statements and related notes included elsewhere in this prospectus. This discussion and other parts of the prospectus may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are a biopharmaceutical company focused on licensing, developing and commercializing therapeutic products for the treatment of cardiopulmonary and other chronic diseases. On December 29, 2004, our lead product, Ventavis, was approved by the FDA for the treatment of pulmonary arterial hypertension (World Health Organization Group I), or PAH, in patients with New York Heart Association Class III or IV symptoms. We intend to continue to identify and license or acquire products or product candidates with a focus on cardiopulmonary and other chronic diseases.

Prior to licensing Ventavis, our research and development costs were associated with CTX-100 and identifying other product candidates. We licensed the exclusive U.S. rights to Ventavis from Schering AG in October 2003. Under the license agreement, we paid Schering AG $6.0 million upon the signing of the agreement and an additional $7.0 million in September 2004 as a result of the FDA’s acceptance of our Ventavis NDA. As a result of FDA approval of Ventavis, we are required to pay Schering AG $9.0 million plus certain interest payments by August 2005. In addition, we will be required to pay Schering AG $4.0 million when annual net sales exceed $25.0 million for Ventavis and $10.0 million when annual net sales exceed $100.0 million for Ventavis, as well as a royalty based on net sales of Ventavis.

We anticipate that a substantial portion of our capital resources and efforts in the foreseeable future will be focused on building our sales and marketing organization and preparing for commercial launch of Ventavis, as well as conducting additional development for expanded uses of Ventavis. In October 2004, we completed enrollment in a Phase II combination therapy trial of Ventavis with bosentan, a currently approved treatment for PAH, in order to expand the commercial potential of Ventavis. We are also planning to develop Ventavis for pulmonary hypertension associated with idiopathic pulmonary fibrosis, and we expect to commence a Phase II trial in 2005 for this indication.

An initial Phase I trial of CTX-100 was conducted in January 2002. Our first Investigational New Drug application for the study of CTX-100 in genetic emphysema went into effect in September 2002 and a single-dose safety study in patients with genetic emphysema was completed in May 2003. We are not actively developing CTX-100 and are considering alternatives for CTX-100.

During 2002 and 2003, our costs associated with the research and development of CTX-100 represented substantially all of our research and development expenses. Subsequent to our licensing of Ventavis from Schering AG in October 2003, our research and development costs increased significantly and will continue to increase as we focus on the further development of Ventavis. However, due to the significant risks and uncertainties inherent in the development of drugs, third party manufacturing and regulatory approval process, the costs and timelines to complete further development of Ventavis are not accurately predictable. Results from clinical trials may not be favorable. Data from clinical trials are subject to varying interpretation, and may be deemed insufficient by the regulatory bodies reviewing applications for marketing approvals. We anticipate that we will make determinations as to which research and development projects to pursue and how much funding to direct to each project on an on-going basis in response to the scientific and clinical success of product candidates.

We are in the development stage and have incurred net losses since our inception. As of December 31, 2003, we had a deficit accumulated during the development stage of $21.2 million. We recognized net losses of $2.9 million, $4.7 million, and $12.6 million in the years ended December 31, 2001, 2002 and 2003, respectively. For the nine months ending September 30, 2004, we recognized a net loss of $31.3 million, which included a $7.0 million milestone payment to Schering AG, bringing our accumulated net losses to $52.5 million. We expect to incur increasing net losses in the foreseeable future as we prepare for the commercial launch of Ventavis, expand our organization and conduct additional clinical trials. In addition, any future acquisitions of products or product candidates may require additional capital and personnel.

To date, substantially all of our operations have been funded through the sale of equity securities. We have raised net cash proceeds of $64.2 million from the private placement of redeemable convertible preferred stock, including $29.1 million raised from the sale of Series C redeemable convertible preferred stock and convertible promissory notes in 2003 and $25.0 million from the sale of Series C redeemable convertible preferred stock in February 2004. In addition, in October 2004 we received net cash proceeds of approximately $25.2 million, after deducting underwriting discounts and commissions and offering expenses, in connection with our initial public offering of common stock.

We have not generated any revenues from sales of commercial products since our inception. We do not expect to generate product revenue until we begin selling Ventavis, which we believe will occur in the second quarter of 2005.

Our research and development expenses consist primarily of salaries and related employee benefits, costs associated with our clinical trials, other development activities, regulatory activities and research-related overhead expenses. Our most significant costs are for clinical trials and regulatory filings. These expenses include regulatory consultants, clinical supplies and payments to external vendors such as clinical research organizations and investigators. We expense all research and development costs as they are incurred. We expect our research and development expenses to increase in the future as we continue to develop Ventavis and potentially license additional products or product candidates.

General and administrative expenses consist primarily of salaries and related expenses and professional services fees. We anticipate that general and administrative expenses will increase as a result of the commercial launch of Ventavis and the other activities associated with the planned expansion of our business. We expect to incur additional costs for staffing, insurance and other professional fees associated with operating as a public company.

Payments, including upfront license fees and milestone payments for acquired product rights that have not been developed into saleable products or approved by regulatory agencies, are charged to expense as incurred. We expect payments for our acquired product rights to increase significantly in the future as we continue to develop our product candidates and potentially license additional products or product candidates and make milestone payments.

As a public reporting company, we must comply with the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the Securities and Exchange Commission, including expanded disclosure and accelerated reporting requirements and more complex accounting rules. Company responsibilities required by the Sarbanes-Oxley Act include maintaining adequate corporate oversight and internal controls. We have been upgrading our finance and accounting systems, procedures and controls and will need to continue to implement additional finance and accounting systems, procedures and controls as we grow our business and organization and to satisfy new reporting requirements.

Critical Accounting Policies and Estimates

Our management’s discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the expenses during the reporting periods. We evaluate our estimates and judgments on an ongoing basis. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Our significant accounting policies are more fully described in Note 2 to our financial statements appearing at the end of this prospectus. The following accounting policies are important in fully understanding and evaluating our reported financial results.

Stock-Based Compensation

We account for employee stock options using the intrinsic value method in accordance with Accounting Principles Board, or APB, Opinion No. 25, Accounting for Stock Issued to Employees, Financial Accounting Standards Board, or FASB, Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, an interpretation of APB No. 25, and related interpretations and have adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, or SFAS No. 123.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure. SFAS No. 148 amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. We have elected to continue to follow the intrinsic value method of accounting as prescribed by APB No. 25.

The information regarding net loss as required by SFAS No. 123, presented in Note 2 to our financial statements, and has been determined as if we had accounted for our employee stock options under the fair value method of that statement. The resulting effect on net loss pursuant to SFAS No. 123 is not likely to be representative of the effects on net loss pursuant to SFAS No. 123 in future years, since future years are likely to include additional grants and the irregular impact of future years’ vesting.

Stock compensation expense, which is a non-cash charge, results from stock option grants at exercise prices below the deemed fair value of the underlying common stock. We recognize this compensation expense on a straight line basis over the vesting period of the underlying option, generally four years.

We have granted stock options to employees and to others in exchange for goods or services. Prior to our initial public offering, we estimated the fair value of our common stock based on a variety of company and industry-specific factors for the purpose of measuring the cost of the transaction and properly reflecting it in our financial statements. In connection with the preparation of the financial statements necessary for the filing of our initial public offering, we reassessed the fair value of our common stock.

We granted certain stock options during the year ended December 31, 2003 that resulted in deferred stock compensation of $10.7 million. For the nine months ended September 30, 2004, we granted additional stock options that resulted in incremental deferred stock compensation of $13.6 million, thereby bringing total deferred stock compensation through September 30, 2004 to $24.2 million. Deferred stock compensation represents the difference between the deemed fair value of common stock and the option exercise price at the date of grant. It is recorded as a reduction to stockholders’ equity and is amortized as compensation expense over the vesting period of the options, generally four years. The amount of deferred stock-based compensation expensed in the nine months ending September 30, 2004 was $6.6 million. Based on deferred compensation amounts recorded through September 30, 2004, the total per year amortization expense will be $7.7 million, $4.3 million, $4.1 million, $3.5 million and $238,000 for the years ending December 31, 2004, 2005, 2006, 2007 and 2008, respectively. In June

2004, the Company’s former Chief Executive Officer resigned. In connection with his departure, and in accordance with his employment agreement, half of his options became immediately vested and the remaining shares were cancelled. As a result, we recorded a $3.6 million reduction in deferred stock-based compensation to reflect these cancelled shares.

Deemed Dividend Upon Issuance of Redeemable Convertible Preferred Stock

In October 2003, we entered into an agreement to sell Series C redeemable convertible preferred stock in multiple closings. The initial closings occurred in October and November 2003 with net proceeds of $29.1 million, which included the conversion of convertible promissory notes with principal amount totaling $1.5 million. Subsequent to the commencement of our initial public offering, the fair value of our common stock was determined to be $8.09 per share as of October 2003. Accordingly, we recorded a deemed dividend of $14.3 million for the year ended December 31, 2003. The deemed dividend increased the loss attributable to common stockholders in the calculation of basic and diluted net loss per share for the year ended December 31, 2003.

In February 2004, we consummated the remaining closing of our Series C redeemable convertible preferred stock financing resulting in net cash proceeds of $25.0 million. Subsequent to the commencement of our initial public offering, the fair value of our common stock was determined to be $11.70 per share as of February 2004. Accordingly, we recorded a deemed dividend of $25.0 million as of February 2004. The deemed dividend increased the loss attributable to common stockholders in the calculation of basic and diluted net loss per share for the nine months ended September 30, 2004.

Clinical Trial Accruals

We record accruals for costs associated with clinical research organizations, investigators and other vendors based upon the estimated amount of work completed on each trial. All such costs are charged to research and development expenses based on these estimates. These estimates may or may not match the actual services performed by the organizations as determined by patient enrollment levels and related activities. We monitor patient enrollment levels and related activities to the extent possible through internal reviews, correspondence and discussions with contract research organizations and review of contractual terms. However, if we have incomplete or inaccurate information, we may underestimate activity levels associated with various trials at a given point in time. In this event, we could record significant research and development expenses in future periods when the actual activity level becomes known. To date, we have not experienced material changes in these estimates.

Results of Operations

Nine Months Ended September 30, 2003 Compared to 2004

Grant revenue.    We recognized government sponsored grant revenue of $15,000 in the nine months ended September 30, 2003, and had no government sponsored grant revenue in the nine months ended September 30, 2004 as a result of the completion in the second quarter of 2003 of a CTX-100 research project.

Research and development.    Research and development expenses increased from $1.5 million in the nine months ended September 30, 2003 to $12.4 million in the nine months ended September 30, 2004. The $10.9 million increase primarily reflects an increase of $1.7 million for the recruitment and hiring of additional clinical and regulatory personnel, and an increase of $8.4 million for the expansion of our clinical, regulatory and operational activities required to obtain regulatory approval for Ventavis. We expect our research and development costs to increase in the future as we conduct clinical development of Ventavis and other product candidates and expand our staff to establish field-based clinical capabilities.

General and administrative.    General and administrative expenses increased from $1.5 million in the nine months ended September 30, 2003 to $5.4 million in the nine months ended September 30, 2004. The $3.9 million increase primarily reflects an increase of $2.0 million for the recruitment and hiring of additional personnel, an increase of $1.4 million in professional fees, consultants and business development activities. We expect that general and administrative expenses will increase significantly in the future as we add personnel to support the continued growth in our operations due to the commercial launch of Ventavis and to meet the requirements of being a publicly traded company.

Acquired product rights.    Acquired product rights increased from $815,000 in the nine months ended September 30, 2003 to $7.2 million for the nine months ended September 30, 2004. In the nine months ended September 30, 2003, we paid Schering AG an initial payment of $750,000 for the exclusive right to develop and commercialize Ventavis in the United States for inhaled use for the treatment of pulmonary hypertension. In the nine months ended September 30, 2004, we paid Schering AG a milestone payment of $7.0 million.

Interest and other income (expense), net.    Interest and other income (expense), net, increased from an expense of $498,000 in the nine months ended September 30, 2003 to income of $267,000 in the nine months ended September 30, 2004, due largely to an increase in interest income relating to our increased cash position as a result of our equity financing partially offset by the beneficial conversion features of and warrants related to the redeemable convertible notes payable issued in 2003 as discussed in Note 8 to our financial statements.

Year Ended December 31, 2002 Compared to 2003

Grant revenue.    We recognized government sponsored grant revenue of $44,000 in 2002 and $15,000 in 2003. The decrease of $29,000 was due to the completion of a CTX-100 research project during the second quarter of 2003.

Research and development.    Research and development expenses decreased from $3.2 million in 2002 to $2.5 million in 2003 primarily as a result of completion of preclinical testing of CTX-100. Substantially all research and development expenses for 2002 and 2003 were for the development of CTX-100.

General and administrative.    General and administrative expenses increased from $1.4 million in 2002 to $2.4 million in 2003. The increase of $1.0 million resulted principally from an increase in salaries and related expenses and professional services fees during 2003.

Acquired product rights.    We recorded a $6.0 million license fee paid to Schering AG for rights to Ventavis in 2003, as well as $65,000 under license agreements with other third parties. In 2002, we paid $175,000 under a license agreement.

Interest and other income (expense), net.    Interest and other income (expense), net decreased from income of $72,000 in 2002 to an expense of $1.0 million in 2003. The change was due primarily to the beneficial conversion features of and warrants related to the redeemable convertible notes payable issued in 2003 as discussed in Note 8 to our financial statements.

Year Ended December 31, 2001 Compared to 2002

Grant revenue.    We recognized government sponsored grant revenue of $40,000 in 2001 and $44,000 in 2002. The grant was for research and development of CTX-100.

Research and development.    Research and development expenses increased from $2.2 million in 2001 to $3.2 million in 2002. The $1.0 million increase was attributable principally to an increase in costs associated with the preclinical research and development activities to prepare CTX-100 for clinical trials.

General and administrative.    General and administrative expenses increased from $889,000 in 2001 to $1.4 million in 2002. The increase of $533,000 resulted principally from an increase in personnel salaries and professional services fees.

Acquired product rights.    In 2002, we paid $175,000 under a license agreement.

Interest and other income (expense), net.    Interest and other income (expense), net decreased from $177,000 in 2001 to $72,000 in 2002 due to a decrease in interest income from cash and cash equivalents.

Liquidity and Capital Resources

Since our inception, substantially all of our operations have been financed through the sale of equity securities. Through September 30, 2004, we had received net cash proceeds of $64.8 million from the issuance of shares of preferred and common stock in private placement transactions. As of September 30, 2004, we had $21.2 million in cash and cash equivalents. In October 2004, we raised net cash proceeds of approximately $25.2 million, after deducting underwriting discounts and commissions and offering expenses, in connection with our initial public offering of common stock. As of December 31, 2004, we had cash and cash equivalents of approximately $43.3 million.

For the nine months ended September 30, 2004, we used net cash of $24.1 million for operating activities. This consisted of a net loss for the period of $31.3 million, which included a $7.0 million milestone payment to Schering AG and $6.6 million in non-cash amortization of deferred stock-based compensation. Net cash used in investing activities during the nine months ended September 30, 2004 was $957,000 from purchases of property and equipment relating to our move to a new facility during the first quarter of 2004. Net cash provided from financing activities during the first nine months of 2004 was $25.6 million, primarily from the issuance of Series C redeemable convertible preferred stock.

For the year ended December 31, 2003, we used net cash of $10.1 million for operating activities. This consisted of a net loss for the period of $12.6 million, which included the $6.0 million license payment to Schering AG and $1.7 million in non-cash amortization of deferred compensation and interest expense related to our debt and equity financing activities during 2003. Net cash used in investing activities during the year ended December 31, 2003 was $90,000. Net cash provided by financing activities during the year ended December 31, 2003 was $29.1 million resulting primarily from proceeds from the issuance of redeemable convertible preferred stock and convertible debt.

For the year ended December 31, 2002, we used net cash of $4.6 million in operating activities primarily consisting of the net loss for the period of $4.7 million. We received $5.0 million from investing activities in 2002, which consisted primarily of maturities of short-term investments. There were no material cash flows from financing activities during the period.

For the year ended December 31, 2001, we used net cash of $3.0 million in operating activities primarily consisting of the net loss for the period of $2.9 million. We used $5.0 million in investing activities in 2001, which consisted primarily of purchases of short-term investments. We received $8.9 million from financing activities during 2001 relating primarily to the issuance of shares of our Series B convertible preferred stock.

We currently expect to use the net proceeds of this offering, and our existing cash and cash equivalents, as follows:

•	establishment of our sales and marketing organization for the commercialization of Ventavis;

•	milestone payments due under license and other agreements, including a $9.0 million milestone payment plus certain interest payments to Schering AG as a result of FDA approval of Ventavis, which payment is due by August 2005;

•	additional clinical development of Ventavis in combination with the other therapies and in new indications; and

•	licensing or acquiring and developing additional products or product candidates.

We expect the remainder of these net proceeds and our existing cash and cash equivalents will be used to fund working capital and capital expenditures. The amount and timing of our actual expenditures may vary significantly depending on numerous factors, such as the progress of our product development, regulatory requirements and commercialization efforts and the amount of cash used by our operations.

We do not expect to generate revenue until we begin selling Ventavis, which we currently anticipate will occur in the second quarter of 2005.

As of December 31, 2004, we had approximately $43.3 million in cash and cash equivalents. We continue to incur significant losses, and our losses for the three months ended September 30, 2004 increased from the prior quarter primarily due to the $7.0 million payment we made to Schering AG in September 2004 following the FDA’s acceptance of our Ventavis NDA. As a result of FDA approval of Ventavis, we will increase our spending in connection with the commercialization and launch of the product and we are required to pay Schering AG $9.0 million plus certain interest payments by August 2005. In addition, we will be required to pay Schering AG $4.0 million when annual net sales exceed $25.0 million for Ventavis and $10.0 million when annual net sales exceed $100.0 million for Ventavis, as well as a royalty based on net sales of Ventavis. We anticipate that our existing cash and cash equivalents, including the net proceeds from our initial public offering in October 2004 and this public offering, will be sufficient to fund our operations for at least the next 18 months. However, our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially. If we are unable to raise additional capital when required or on acceptable terms, we may have to significantly delay, scale back or discontinue one or more of our clinical trials or our operations.

We expect to continue to incur substantial operating losses. Our future capital requirements are difficult to forecast and will depend on many factors, including:

•	the costs of establishing sales, marketing and distribution capabilities;

•	the terms and timing of any licensing and other arrangements that we have or may establish, including our milestone payments to Schering AG;

•	cash requirements of any future acquisitions of products or product candidates;

•	the scope, results and timing of preclinical studies and clinical trials;

•	the costs and timing of regulatory approvals; and

•	the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights.

In December 2004 and January 2005, we held discussions with a potential lender regarding a loan facility of up to $15.0 million that, if consummated, would have involved the issuance to the lender of a warrant to purchase shares of our common stock. On January 3, 2005, in contemplation of this offering, we terminated all discussions and neither the warrant nor any other securities were issued to the potential lender. This prospectus shall supersede any offering materials previously given to the potential lender.

Contractual Obligations

Our contractual obligations as of September 30, 2004 were as follows. The table also includes an October 2004 commitment made under our manufacturing supply agreement with Schering AG.

	Payments Due by Period
	Through December 31, 2004	2005 to 2006	2007 to 2008	Thereafter
Operating lease	$51,000	$532,000	$602,000	$77,000
Manufacturing supply agreement	200,000	9,453,000	—	—

Total	$251,000	$9,985,000	$602,000	$77,000

In December 2003, we entered into a five year operating lease for our new office facility. Prior to moving into the facility, we delivered to the landlord an irrevocable letter of credit in the amount of $143,000 as a security deposit. The letter of credit can be reduced in the future if we maintain a minimum cash balance and maintain a certain ratio of current assets over current liabilities.

The above table reflects only payment obligations that are fixed and determinable. Our commitment for the operating lease relates to the lease on our facility.

In May 2004, we entered into a manufacturing and supply agreement with Schering AG for the supply of drug product required for the clinical and commercial supply of Ventavis. Under this agreement, in October 2004 we committed to purchasing a minimum amount of Ventavis through the fourth quarter of 2006, which amount is reflected in the table above.

We also have other contractual obligations, the timing of which are contingent on future events. Under our license agreement, we paid Schering AG $6.0 million upon the signing of the agreement and an additional $7.0 million in September 2004 as a result of the FDA’s acceptance of our Ventavis NDA. In addition, we have an obligation to pay Schering AG $9.0 million as a result of the approval of Ventavis by the FDA. In December 2004, we amended our agreement with Schering AG to defer payment of the $9.0 million milestone payment until August 2005 and we are obligated to pay Schering AG interest thereon at 10% per year during this period. In addition, we will be required to pay Schering AG $4.0 million when annual net sales exceed $25.0 million for Ventavis and $10.0 million when annual net sales exceed $100.0 million for Ventavis. We have also agreed to pay a royalty based on Ventavis net sales until the later of the last to expire patent under the agreement covering Ventavis or ten years from the first commercial sale of Ventavis.

Related Party Transaction

In February 2000, we entered into a consulting agreement with Gerard Turino, M.D., then one of our directors. Since February 2000, we paid Dr. Turino $6,250 per month for consulting work related to the development of CTX-100. Dr. Turino resigned as a director in October 2003. In February 2004, we entered into a new agreement with Dr. Turino on substantially the same terms as the February 2000 agreement.

Income Taxes

As of December 31, 2003, we had federal and state net operating loss carryforwards of $16.0 million, which begin to expire in 2020 if not utilized. Our utilization of the net operating loss and tax credit carryforwards may be subject to annual limitations pursuant to Section 382 of the Internal Revenue Code and similar state provisions as a result of changes in our ownership structure. The annual limitations may result in the expiration of net operating losses and credits prior to utilization.

At December 31, 2002 and 2003, we had deferred tax assets primarily representing the benefit of net operating loss carryforwards and capitalized start-up costs. We did not record a benefit for the deferred tax assets because realization of the deferred tax assets was uncertain and, accordingly, a valuation allowance is provided to completely offset the deferred tax assets.

We also had federal and state research and development tax credit carryforwards of approximately $61,000 and $56,000, respectively, which begin to expire in 2020 if not utilized.

Quantitative and Qualitative Disclosures about Market Risk

The primary objective of our investment activities is to preserve our capital for the purpose of funding operations while at the same time maximizing the income we receive from our investments without significantly increasing risk. To achieve these objectives, our investment policy allows us to maintain a portfolio of cash equivalents and short-term investments in a variety of securities, including commercial paper, money market funds and corporate debt securities. Our cash and cash equivalents at September 30, 2004 included liquid money market accounts.

Recent Accounting Pronouncements

In May 2003, FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS No. 150 requires that certain financial instruments, which under previous guidance were accounted for as equity, must now be accounted for as liabilities. The financial instruments affected include mandatorily redeemable stock, certain financial instruments that require or may require the issuer to buy back some of its shares in exchange for cash or other assets and certain obligations that can be settled with shares of stock. SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003 and otherwise is effective the beginning of the first interim period after June 15, 2003. The adoption of SFAS No. 150 did not have a material impact on our financial statements.

In December 2004, the FASB issued SFAS No. 123(R), Share-Based Payment, which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123(R) is effective for public companies for interim or annual periods beginning after June 15, 2005, supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends SFAS No. 95, Statement of Cash Flows. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123.

However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. The new standard will be effective for us beginning July 1, 2005. We have not yet completed our evaluation but expect the adoption to have a material effect on our financial statements.

BUSINESS

Overview

We are a biopharmaceutical company focused on licensing, developing and commercializing therapeutic products for the treatment of cardiopulmonary and other chronic diseases. On December 29, 2004, our lead product, Ventavis, was approved by the FDA for the treatment of pulmonary arterial hypertension (World Health Organization Group I), or PAH, in patients with New York Heart Association Class III or IV symptoms. Ventavis is an inhaled formulation of iloprost, a synthetic compound that is structurally similar to prostacyclins, which are naturally-occurring molecules that cause the blood vessels to dilate. PAH is a highly debilitating disease characterized by severe constriction of the blood vessels in the lungs which leads to very high pulmonary arterial pressure. We believe Ventavis offers a number of advantages over existing PAH treatments. We licensed the exclusive U.S. rights to Ventavis from Schering AG in October 2003 and we obtained orphan drug designation for the use of Ventavis in treating PAH in August 2004. Ventavis is currently marketed in various European countries and Australia by Schering AG.

We are building our sales and marketing organization to support the anticipated commercial launch of Ventavis in the United States in the second quarter of 2005. We have hired experienced key personnel for critical functions including a President and Chief Business Officer, a Vice President of Marketing and personnel in reimbursement, product management and physician education. We believe a small sales force can effectively target the relevant physician population because the majority of PAH patients are treated by a concentrated group of specialist physicians.

In order to expand the commercial potential of Ventavis, we recently completed enrollment in a Phase II combination therapy trial of Ventavis with bosentan (Tracleer), a currently approved treatment for PAH. We expect to announce the results of this combination trial in the second quarter of 2005. In addition, we are planning to begin a Phase II clinical trial in the first half of 2005 to evaluate the effectiveness of Ventavis in the treatment of patients with pulmonary hypertension associated with idiopathic pulmonary fibrosis, or IPF. IPF is a progressive and potentially fatal disease that results in fibrosis, or scarring, of the lungs. In time, this fibrosis can accumulate until the lungs are unable to provide oxygen for the tissues of the body. We believe that Ventavis could be an effective therapy for these patients.

We believe that our in-depth understanding of the biology of cardiopulmonary and other chronic diseases, combined with our management’s development and commercialization experience, will enable us to continue to identify and license or acquire product candidates in our target disease markets.

Business Strategy

We intend to be a leading provider of therapeutic products for cardiopulmonary and other chronic diseases. The key elements of our strategy are to:

•	Launch Ventavis Using Our Own U.S. Sales and Marketing Organization. We are currently building our own U.S. sales and marketing organization to commercialize Ventavis. We believe that a relatively small sales force can effectively reach the specialists who prescribe treatments for PAH.

•	Maximize the Commercial Potential of Ventavis. We believe that combination therapies are becoming more prevalent in the treatment of PAH. Consequently, we have completed enrollment of a Phase II trial of Ventavis in combination with bosentan. We are also planning to develop Ventavis for pulmonary hypertension associated with IPF. In addition, we intend to enhance patient convenience by introducing the I-Neb, a handheld battery operated nebulizer, in the fourth quarter of 2005 and by developing an extended release formulation of Ventavis.

•	License or Acquire Complementary Products and Product Candidates. In addition to commercializing Ventavis, we intend to continue to identify and license or acquire products or product candidates with a focus on cardiopulmonary and other chronic diseases. Our management and scientific teams have substantial experience in multiple disease areas that enable us to identify and evaluate strategic opportunities. Furthermore, we believe that we can leverage our sales and marketing organization to attract and commercialize other products and product candidates. We are focused on products or product candidates that are both developmentally and commercially efficient.

•	Establish Strategic Collaborations. We plan to complement our internal capabilities by selectively forming collaborations that will enhance our ability to move products efficiently through development to commercialization. These collaborations may enable us to benefit from the capabilities of these partners and penetrate new market opportunities.

Ventavis

Ventavis, our lead product, is an inhaled prostacyclin analogue delivered using a nebulizer for the treatment of PAH. Currently marketed prostacyclins for PAH are difficult to administer because they require continuous delivery through subcutaneous or intravenous routes and may involve complications associated with chronic indwelling catheters. Ventavis targets the pulmonary vessels directly through inhalation into the lungs, reducing many of the side effects associated with subcutaneous or intravenous delivery. Ventavis is less invasive than existing prostacyclin therapies. Although it has not been adequately studied in controlled clinical trials, we believe Ventavis may be suitable for development for combination therapy and for pulmonary hypertension associated with IPF.

In September 2003, the public health regulatory body for the European Union, European Agency for the Evaluation of Medicinal Products, or EMEA, approved Ventavis for the treatment of primary pulmonary hypertension. Schering AG developed Ventavis in Europe and currently markets the product in various European countries and Australia. In October 2003, we licensed the exclusive U.S. rights to Ventavis from Schering AG.

In August 2004, we obtained orphan drug designation for the use of Ventavis in treating PAH, and on December 29, 2004 the FDA approved Ventavis for the treatment of PAH (World Health Organization Group I) in patients with New York Heart Association Class III or IV symptoms. We are currently preparing for the anticipated launch of Ventavis in the second quarter of 2005. However, we may be delayed in commercializing Ventavis. In October 2004, we completed enrollment in a Phase II combination therapy trial with bosentan in order to expand the commercial potential of Ventavis, and we expect to report the results of this trial in the second quarter of 2005.

Ventavis for Pulmonary Arterial Hypertension

Market Opportunity

PAH is a highly debilitating disease, characterized by severe constriction of the blood vessels in the lungs, leading to very high pulmonary arterial pressure. This condition makes it difficult for the heart to pump blood through the lungs to be oxygenated. The strain on the heart caused by high blood pressure in the lungs can result in heart failure. PAH is a chronic, progressive and often fatal disease and symptoms include fainting, shortness of breath, fatigue, cough, dizziness, chest pain, heart palpitations and swelling in the ankles or abdomen.

PAH encompasses primary pulmonary hypertension, which occurs with no known cause, and secondary pulmonary hypertension, which is associated with diseases like scleroderma (an autoimmune disease of the connective tissue), cirrhosis of the liver, congenital heart defects and HIV infection, or as a result of certain diet drugs such as “fen-phen.” Recently, the World Health Organization, or WHO, revised its disease classifications for pulmonary hypertension based on the mechanism of disease. Under this new nomenclature, WHO Group I pulmonary arterial hypertension comprises primary and secondary pulmonary arterial hypertension.

The severity of PAH is typically classified using a system established by the New York Heart Association, or NYHA, that assesses a patient’s degree of functional limitation based primarily on shortness of breath. This system is divided into classes I through IV, with Class IV being the most severe. Class I patients experience no limitation of physical activity and exhibit no symptoms, while Class IV patients experience symptoms of insufficient cardiac function at rest and are unable to carry out any physical activity without discomfort. The WHO uses a comparable classification system of functional disability. Physicians use these functional classification systems to track patients’ disease progression and responses to therapies.

In addition to the NYHA classification system, the six-minute walk test is widely used in medical practice and in clinical trials. The distance walked has been validated to correlate with the severity of PAH. Historically, the primary endpoint for FDA approval of treatments for PAH is a statistically significant improvement in distance walked during the six-minute walk test.

We estimate that PAH afflicts approximately 50,000 people in the United States. Because the symptoms of PAH resemble other diseases and historically treatment options have been limited, only 15,000 people are currently diagnosed and under various treatments, including prostacyclins and endothelin receptor antagonists, or ETRAs. The number of patients under treatment is expected to grow to 21,000 by the end of 2008 because of increased awareness of PAH among healthcare professionals and the introduction of new treatment options.

Other Therapies for PAH

Except for lung transplantation, a last-resort treatment option, there is no cure for PAH. Current therapies aim to alleviate symptoms of PAH by reducing blood pressure in the pulmonary arteries. Mild to moderate PAH is treated with a combination of drugs, including calcium channel blockers, diuretics, anticoagulants and ETRAs. As a patient’s disease progresses, prostacyclins are often added to these drug combinations. In addition, prostacyclins typically serve as front-line therapy for severe patients.

Prostacyclins.    Prostacyclins are hormone-like substances produced in the walls of blood vessels that act as vasodilators, agents that cause blood vessels to dilate. In the United States, other than Ventavis, there are two prostacyclin-based products approved for the treatment of PAH, epoprostenol (Flolan) and treprostinil (Remodulin). Current prices of these drugs range from approximately $65,000 to $120,000 per patient annually.

Epoprostenol, the first approved therapy for PAH, is continuously delivered by an infusion pump via a central intravenous catheter placed surgically through the chest wall. Epoprostenol patients must prepare their doses each day by dissolving a dry powder form of the drug and maintain the solution at refrigerated temperatures to prevent degradation. In addition to the inconveniences associated with epoprostenol’s handling requirements, patients are exposed to the risks associated with any central intravenous lines, including pulmonary blood clot, stroke and infections. Also, interruption of the continuous delivery of drug due to pump or catheter failure may result in a sudden life-threatening increase in pulmonary arterial pressure known as rebound.

Treprostinil requires continual delivery under the skin using a wearable infusion pump, eliminating the need for a central line. While treprostinil does not have the same handling requirements as epoprostenol, treprostinil has been shown to cause significant pain at the infusion pump site, with 85% of patients in its Phase III trial reporting significant pain and 32% requiring narcotics for pain management. An NDA has recently been approved for an intravenous reformulation of treprostinil which does not require chilling like epoprostenol does, nor do we believe it causes the pain associated with subcutaneously delivered treprostinil. In addition, United Therapeutics has disclosed that it is developing oral and inhaled formulations of treprostinil, and we are aware of several clinical studies involving an inhaled reformulation of treprostinil.

Endothelin receptor antagonists.    Endothelin is a messenger hormone that is released by cells lining the inside of blood vessels in order to control blood flow. PAH patients have increased amounts of endothelin. ETRAs act by blocking the binding of endothelin to receptors on the vessel wall, causing vasodilation. We believe Ventavis may be complementary to ETRAs because prostacyclins and ETRAs work by different mechanisms of action. As a result, we believe that the commercial potential of Ventavis may be enhanced by market acceptance of ETRAs. The current price of bosentan (Tracleer) which is the only currently marketed ETRA, is approximately $40,000 per patient annually.

Bosentan is a twice-daily oral formulation approved for PAH. While effective, bosentan has a “black box” FDA label warning in effect due to liver toxicity observed in 11% of the 658 patients treated in two clinical trials. Furthermore, this drug has demonstrated birth defects in preclinical studies and therefore is an inappropriate treatment for women who are pregnant or may become pregnant. Other ETRAs in development include ambrisentan and sitaxsentan (Thelin).

PDE-5 Inhibitors.    PDE-5 inhibitors suppress an enzyme that breaks down a natural vasodilator in the body. One PDE-5 inhibitor is being developed as a potential treatment for PAH. Recent results of a Phase III trial with the PDE-5 inhibitor, sildenafil (Revatio), have demonstrated efficacy in treating PAH. In December 2004, an NDA was submitted for sildenafil in the treatment of PAH. Although it has not been adequately studied in controlled clinical trials, we believe Ventavis may be used with PDE-5 inhibitors in combination therapy due to complementary mechanisms of action. As a result, we believe that the commercial potential of Ventavis may be enhanced by market acceptance of PDE-5 inhibitors as treatment for PAH.

The Ventavis Solution

On December 29, 2004, the FDA approved Ventavis for the treatment of PAH in patients with NYHA Class III or IV symptoms, and we have obtained orphan drug designation for Ventavis which we believe will provide us with market exclusivity in the United States for seven years from such approval date. We anticipate that Ventavis will become the preferred prostacyclin treatment for most PAH patients because Ventavis is less invasive and avoids many of the drawbacks associated with existing prostacyclin therapies. Ventavis targets the pulmonary vessels directly through inhalation into the lungs, potentially reducing many of the side effects associated with subcutaneous or intravenous delivery. In particular, Ventavis avoids the pain associated with subcutaneous treprostinil, the potential infections associated with the catheter used to deliver epoprostenol and rebound episodes associated with sudden interruptions of epoprostenol delivery.

PAH is a progressive disease despite available therapies. Given the decline in patient health seen in the normal course of PAH, physicians have indicated an interest in combining drugs with differing mechanisms of action. A small physician-sponsored clinical trial in Germany demonstrated an improvement in exercise capacity when Ventavis and bosentan were administered in combination. Other small investigator-initiated trials in Germany have demonstrated improved exercise capacity when Ventavis and sildenafil were administered in combination. We believe combination therapy is becoming more prevalent in the treatment of PAH due to anticipated additive benefits. In October 2004, we completed enrollment in a Phase II combination therapy trial of Ventavis with bosentan in order to expand the commercial potential of Ventavis, and we expect to report the results of this trial in the second quarter of 2005.

The annual revenue per patient will depend on the number of doses the patient takes per day. The FDA indication label specifies six to nine doses per day. However, we cannot be certain that patients will comply with this dosing regimen. We estimate each dose will be priced at between $25.00 and $35.00. However, the actual price is subject to change, either prior to or following our commercial launch of Ventavis.

Ventavis Clinical Development

Schering AG filed for marketing approval with the EMEA in 2001 based on a data set which included a Phase III trial, a Phase II trial and a Phase I device comparison trial of inhaled Ventavis using three different nebulizers. In these clinical trials, Ventavis was administered between six and nine times per day with an average inhalation time of ten minutes for each administration. Typically, patients did not use the drug during sleeping hours. Ventavis was approved for marketing in Europe in September 2003 and was subsequently launched in Germany and various other European countries. Ventavis is also approved and commercialized in Australia.

Schering AG’s Phase III clinical trial was a randomized, double-blind, multi-center, placebo-controlled trial in 203 adult patients with PAH. Inhaled Ventavis or placebo was added to patients’ current therapy, which usually consisted of a combination of anticoagulants, calcium channel blockers, diuretics, oxygen and digitalis, but not prostacyclin or its analogues. The primary clinical endpoint was a composite of: (i) an improvement in NYHA functional class, (ii) an increase in the distance walked in six minutes of at least 10%, and (iii) no clinical deterioration or death. This primary endpoint was met by 17% of patients taking Ventavis and 5% of patients taking the placebo, a result which was statistically significant and clinically meaningful (p = 0.007). The secondary endpoint of distance walked in the six-minute walk test was statistically significant and clinically meaningful in the patients receiving Ventavis compared to those receiving the placebo (p < 0.01). A p-value is a mathematical test used to determine the validity of test results. A p-value of 0.007 means that the probability that this result occurred by chance is seven in 1,000. Statistical significance is usually defined as a p-value of equal to or less than 0.05 with decreasing values providing increasing probability of validity. In addition, approximately 25% of patients in the Ventavis group, compared with approximately 13% of patients in the placebo group, demonstrated at least a one class improvement in NYHA classification, a result that was statistically significant (p = 0.032). A one step progression from a higher to a lower class represents a material improvement in a patient’s quality of life. There were four deaths in the placebo group and one death in the Ventavis group, a trend which was not statistically significant.

Ventavis was generally well tolerated in the Phase III trial. Flushing and jaw pain, both typical side effects of prostacyclin therapies, were more common in the Ventavis group, but these were transient and did not require discontinuation of therapy. Overall, fewer Ventavis patients than placebo patients discontinued therapy and withdrew during the 12-week randomized phase. The number of patients who had any serious adverse event was similar in the two groups. The most frequent serious adverse event overall was congestive heart failure, which occurred more than twice as frequently among placebo patients compared to Ventavis patients. Patients in the Ventavis group also experienced a higher incidence of fainting than those in the placebo group, although none of these events were associated with clinical deterioration or premature withdrawal from the trial.

Future Ventavis Development for PAH

Previous small investigator-sponsored trials have suggested an additive treatment benefit of Ventavis when used in combination with bosentan and sildenafil. Based on these trials, we filed an Investigational New Drug Application, or IND, and have completed enrollment in a Phase II trial of Ventavis in combination with bosentan in approximately 60 patients with PAH. This is a double-blind, placebo-controlled trial, being conducted in the U.S. Patients already receiving bosentan are randomized to add Ventavis or placebo. Trial endpoints include safety and initial indications of pilot efficacy. We intend to report the results in the second quarter of 2005. We are also planning to develop Ventavis for pulmonary hypertension associated with IPF and we expect to commence a Phase II trial in the first half of 2005 for this indication. We may evaluate the use of Ventavis in combination with other PAH therapies.

Based upon our FDA approval, we will initially market Ventavis for use with the ProDose nebulizer manufactured by Profile Drug Delivery Ltd., a wholly owned subsidiary of Respironics, Inc. Profile’s HaloLite nebulizer was used in the Phase III trial conducted by Schering AG. Profile subsequently ceased manufacture of the HaloLite and replaced it with the ProDose model. The ProDose nebulizer has been granted 510(k) clearance from the FDA and our FDA approval was based, in part, on data submitted by us showing that the ProDose nebulizer delivers a comparable dose to the HaloLite nebulizer.

We are assisting Profile in its development of the I-Neb nebulizer, a handheld, battery operated nebulizer that we believe will be more convenient than the ProDose nebulizer. Profile filed a 510(k) premarket notification for the I-Neb nebulizer in November 2004, and we believe the required clearance may be granted in 2005. We have completed an in vitro dose comparability study of the ProDose and I-Neb nebulizer and plan to submit these data in a supplemental NDA to the FDA in the first half of 2005. We believe that FDA approval of the administration of Ventavis using the I-Neb nebulizer may be granted in the fourth quarter of 2005. If successfully developed and approved, we believe the I-Neb nebulizer will increase market adoption of Ventavis, thereby expanding our patient base and increasing the commercial potential of Ventavis.

In addition, we intend to work with a partner to develop an extended release formulation of Ventavis which would require less frequent dosing and shorter inhalation times compared to the current formulation of Ventavis. However, we may not succeed in this development effort.

Ventavis for Pulmonary Hypertension Associated with Idiopathic Pulmonary Fibrosis

Market Opportunity

Idiopathic pulmonary fibrosis, or IPF, is a disease of unknown cause that results in fibrosis, or scarring, of the lungs. In time, this fibrosis can accumulate until the lungs are unable to provide oxygen for the tissues of the body. IPF is progressive and can be fatal. Often the immediate cause of death is respiratory failure due to lack of oxygen, right-heart failure caused by pulmonary hypertension, heart attack, blood clot in the lungs or lung infection brought on by the disease. The average survival rate for patients with IPF is four to six years after diagnosis.

In addition to the 50,000 people estimated to have PAH in the United States, it is estimated that another 50,000 people have IPF in the United States. We estimate that at least 20% of these patients also have pulmonary hypertension associated with their IPF. This results from progressive scarring of the lung tissue that causes increased pulmonary artery pressure. Pulmonary hypertension tends to manifest itself late in the course of IPF and adds to the debilitating symptoms found in these patients.

Current Therapies

There are no approved therapies for IPF nor for pulmonary hypertension associated with IPF, and none of the approved systemic drugs for PAH may be appropriate for these patients. Systemic vasodilators like epoprostenol and treprostinil dilate blood vessels in both normal and scarred, non-oxygenated sections of the lung. This may result in an undesirable effect where there is insufficient oxygen relative to the amount of blood flowing through the lungs. This can result in increased strain on the heart and fainting.

The Ventavis Solution and Regulatory Strategy

We believe that the local delivery of inhaled Ventavis will help ensure vasodilation occurs primarily in oxygenated portions of the lung and that this would provide an appropriate balance of oxygen and blood flowing through the lungs. Clinical evidence has shown that patients with fibrotic lung disease who receive inhaled prostacyclins have less potential for mismatched pulmonary blood flow and oxygen delivery than similar patients who receive intravenous prostacyclins. Because of the potential advantages of Ventavis for this disease, we are currently planning to begin a Phase II clinical trial in the first half of 2005 to evaluate the effectiveness of inhaled Ventavis in the treatment of patients with pulmonary hypertension associated with IPF.

Other Product Candidate

We have conducted clinical trials to explore the development of CTX-100 for two indications, emphysema due to smoking and genetic emphysema. CTX-100 is a proprietary hyaluronic acid solution formulated to be inhaled using a nebulizer. Hyaluronic acid occurs naturally in the lungs and may protect lung tissue from the harmful effects of chronic inflammation associated with smoking or genetic emphysema. We have completed two Phase I clinical trials for CTX-100. We are not actively developing CTX-100 and are considering alternatives for this product candidate. We licensed the rights to develop and commercialize CTX-100 from Columbia University in March 2000. Columbia University has indicated to us that they believe we have materially breached the license agreement by failing to complete a required development milestone, and we expect Columbia University will seek to terminate the license.

Sales, Marketing and Distribution

We are currently building our sales and marketing organization to support the anticipated commercial launch of Ventavis in the United States in the second quarter of 2005. We have hired a President and Chief Business Officer with significant experience in sales and marketing at large biotechnology and pharmaceutical companies to lead our commercialization efforts. We have also hired an experienced Vice President of Marketing and have been building an internal marketing organization that will be responsible for executing the Ventavis marketing plan, establishing pre-launch awareness of Ventavis through educational programs and supporting our sales force.

In addition, we have hired five regional scientific managers to begin our educational effort with the physicians and nurses who treat PAH patients. To expand the number of patients diagnosed and treated for PAH, our regional scientific managers are actively building awareness for Ventavis with PAH opinion leaders, high volume prescribers and their treatment teams. Our marketing research indicates that physician awareness for inhaled iloprost is already strong. The regional scientific managers will help address patient and physician educational needs and identify educational opportunities for our sales force once they have been deployed.

We plan to build a sales force to reach the pulmonary and cardiology specialists involved in treating most PAH patients. Our sales force will target approximately 1,500 physicians, of which 500 to 600 physicians treat approximately 80% of the PAH patients. We believe a sales force of approximately 20 people can effectively access the majority of the potential prescribers of PAH therapies.

Ventavis and the nebulizers will be distributed to patients through up to three specialty pharmacy distributors. These specialty pharmacies will provide services such as reimbursement assistance, patient education and professional compliance counseling. We believe these services will help patients successfully use Ventavis. In January 2005, we entered into an agreement with Accredo Health Group, Inc. Under this agreement, Accredo has been appointed as one of up to three specialty pharmacy distributors that will distribute Ventavis and approved nebulizers. We believe that Accredo will be our primary specialty pharmacy distributor. Accredo will provide reimbursement assistance, patient education and professional compliance counseling to patients and physicians, and Accredo will be the exclusive provider of call center support services for Ventavis.

Third-Party Reimbursement and Pricing Controls

Sales of biopharmaceutical products depend in significant part on the availability of third-party reimbursement. We anticipate third-party payors will provide reimbursement for Ventavis. However, these payors are increasingly challenging the prices charged for medical products and services. It is time consuming and expensive for us to seek reimbursement from third-party payors. Coverage and reimbursement may not be available or sufficient to allow us to sell our products on a competitive and profitable basis. Our commercialization could also be affected negatively if sufficient reimbursement for the nebulizer used to administer Ventavis is not available. The passage of the Medicare Prescription Drug and Modernization Act of 2003 imposes new requirements for the pricing of prescription drugs, which may affect the marketing of our products.

Current Medicare policies categorize the reimbursement of drugs, in part, based on the manner in which they are delivered. Ventavis will likely be categorized with other nebulized drugs under Medicare reimbursement. Delivery of Ventavis requires the specialized, breath-activated nebulizer technology found in the ProDose device to ensure dose accuracy. We believe that current Medicare reimbursement policy does not recognize the increased cost inherent in devices that have the precision of the ProDose device. We are in discussions with Medicare officials in an attempt to secure adequate reimbursement for specialized nebulizers like the ProDose. If we are unsuccessful in establishing a new code for this specialized nebulizer, reimbursement for the ProDose may be inadequate, which may adversely affect the commercialization of Ventavis.

We expect that there will continue to be a number of federal and state proposals to implement governmental pricing control. While we cannot predict whether such legislative or regulatory proposals will be adopted, the adoption of such proposals could have a material adverse effect on our business, financial condition and profitability.

Manufacturing

We do not currently have manufacturing capabilities, nor do we intend to develop manufacturing capabilities in the near term. Our manufacturing strategy is to engage third parties to manufacture our products. We believe that this manufacturing strategy will enable us to direct financial resources to product and product candidate acquisitions or licenses, clinical development and commercialization of our products, rather than diverting resources to building manufacturing facilities.

Schering AG is the only manufacturer of Ventavis and manufactures it exclusively for us for use in the U.S. under the terms of our license agreement. Under our manufacturing and supply agreement, Schering AG has agreed to supply our orders for Ventavis, subject to its right to generally cease manufacture of iloprost on 24 months’ notice (or less notice, in the event that Schering AG implements a worldwide market withdrawal based upon the requirement of a regulatory authority in a major market country). Ventavis is a difficult compound to manufacture. The proprietary manufacturing process used to make Ventavis can take multiple years from beginning to end, and is held as a trade secret by Schering AG. In the event that Schering AG ceases to produce Ventavis, or if Schering AG fails to meet its supply obligations for a certain period of time, we would be granted non-exclusive manufacturing rights for Ventavis. However, the development of internal manufacturing capabilities or obtaining a third-party manufacturer would be difficult and time consuming.

Our Ventavis FDA approval requires that we market Ventavis for use with the ProDose nebulizer manufactured by Profile. In December 2004, we entered into an agreement with Profile for the manufacture and supply of ProDose nebulizers. Pursuant to this agreement, Profile will supply ProDose nebulizers to our specialty pharmacy distributors at established prices. We are assisting Profile in its development of the I-Neb nebulizer, a handheld, battery operated nebulizer that we believe will be more convenient than the ProDose nebulizer. Our agreement with Profile also sets the prices at which I-Neb nebulizers will be sold to our specialty pharmacy distributors upon FDA approval of the administration of Ventavis using Profile’s I-Neb nebulizer.

Schering AG, Profile and any future contract manufacturers are subject to ongoing periodic unannounced inspection by the FDA and corresponding state agencies to ensure strict compliance with current good manufacturing practices and other applicable government regulations and corresponding foreign standards. However, we do not have control over and cannot ensure third-party manufacturers’ compliance with these regulations and standards. If one of our manufacturers fails to maintain compliance, the production of our product candidates could be interrupted, resulting in substantial delays, additional costs and potentially lost revenues.

Competition

The pharmaceutical industry is highly competitive. We face significant competition from pharmaceutical and biotechnology companies that are researching and developing products designed to treat cardiopulmonary and other chronic diseases. Currently, these companies have significantly greater financial, manufacturing, marketing and product development resources. In addition to pharmaceutical and biotechnology companies, we may face competition from other sources including academic institutions, government agencies and private and public research institutions. Furthermore, other companies may develop products that may be approved for indications other than those covered by products that we commercialize. Physicians may elect to prescribe a competitor’s product to treat indications for which we have approval even if the competitor’s product is not approved for such indication. This practice, commonly referred to as off-label use, could result in greater competition.

Pulmonary Arterial Hypertension.    Ventavis will compete primarily with epoprostenol (Flolan), marketed by GlaxoSmithKline, and trepostinil (Remodulin), marketed by United Therapeutics. In addition, while we believe that Ventavis may be used in combination with ETRAs and PDE-5 inhibitors, we may face competition from these classes of drugs. These drugs include Actelion’s bosentan (Tracleer), Myogen’s ambrisentan, Encysive Pharmaceuticals’ sitaxsentan (Thelin) and Pfizer’s sildenafil (Revatio). Ambrisentan and sitaxsentan, both in Phase III clinical trials, are ETRAs. Pfizer recently completed PAH Phase III clinical trials for sildenafil, a PDE-5 inhibitor, currently approved for erectile dysfunction, and submitted an NDA for the treatment of PAH with sildenafil in December 2004. We believe the promotion and adoption of additional treatment options for PAH, such as ETRAs and PDE-5 inhibitors currently in development, will help raise awareness with health care professionals and potentially expand the overall PAH treatment market. We believe that our exclusive arrangement with Schering AG and the complexities involved with the making of Ventavis, combined with the Ventavis orphan drug designation, will provide us with a competitive advantage.

United Therapeutics has disclosed that it is developing oral and inhaled formulations of trepostinil. In 2004 the intravenous formulation was approved by FDA. We believe United Therapeutics has plans to introduce the intravenous formulation in early 2005. United Therapeutics has disclosed that the oral formulation of trepostinil is in Phase I clinical trials in healthy volunteers. We are aware of clinical trials involving an inhaled reformulation of trepostinil. Results of two single-dose administration trials that recorded various measures of blood pressure were presented at the European Society of Cardiology conference held in August 2004 and at the European Respiratory Society conference held in September 2004. While it is difficult to extrapolate the results of single-dose administration to the results that will be achieved after chronic dosing, the single-dose trial presented at the European Society of Cardiology did demonstrate that inhaled trepostinil was able to produce long lasting dilation of the pulmonary arteries. The single-dose trial presented at the European Respiratory Society compared inhaled trepostinil to Ventavis. This trial suggested that the effects of inhaled trepostinil were longer lasting than Ventavis. It is difficult to interpret these results, however, as the nebulizer used in these trials and the dose of Ventavis were not the same as those evaluated in any of the Ventavis trials conducted by Schering AG. Furthermore, these trials evaluated only a small number of patients.

In addition, data from a trial in which seventeen patients received single doses of an inhaled reformulated treprostinil were presented at the American Heart Association meeting held in November 2004. Similar hemodynamic results to those reported at last year’s European Society of Cardiology were reported after single inhalations of an inhaled reformulation of treprostinil. Also, two patients were continued on daily inhalation treatment for over three months and each showed clinical improvement. We also believe that a larger chronic dosing pilot trial has begun. According to Lung Rx, Inc., a wholly owned subsidiary of United Therapeutics, they plan to begin a pivotal trial in 2005. Also according to Lung Rx, the inhaled reformulation of treprostinil requires a shorter period of inhalation compared to Ventavis, as well as fewer doses per day. If an inhaled reformulation of treprostinil or other drugs are approved by the FDA and prove to be more effective or convenient than Ventavis, then prescriptions of Ventavis by physicians and patient use of Ventavis would likely be significantly reduced. To address this competitive challenge, we are assisting Profile in the development of a more convenient and efficient nebulizer and exploring the development of a reformulated Ventavis product which would require less frequent dosing and shorter inhalation times compared to the current formulation of Ventavis.

Schering AG License and Manufacturing Agreements

On October 2, 2003, we entered into a development and license agreement with Schering AG. This agreement grants us the exclusive right to develop and commercialize Ventavis in the United States for inhaled use for the treatment of pulmonary hypertension. We are obligated to use our best efforts to develop Ventavis in accordance with a mutually agreed upon development plan and to commercialize Ventavis in the United States.

We paid Schering AG $6.0 million upon the signing of the agreement and an additional $7.0 million in September 2004 as a result of the FDA’s acceptance of our Ventavis NDA. The agreement, as recently amended, also requires us to pay $9.0 million plus certain interest payments by August 2005 as a result of the FDA’s approval of Ventavis, $4.0 million when annual net sales exceed $25.0 million for Ventavis and $10.0 million when annual net sales exceed $100.0 million for Ventavis. We have also agreed to pay Schering AG a royalty based on Ventavis net sales until the later of the last to expire patent covering Ventavis or ten years from our first commercial sale of Ventavis. In addition, we are obligated to grant to Schering AG a royalty-free, exclusive license to use certain intellectual property rights created by or on behalf of us related to Ventavis for use outside the United States.

Under our manufacturing and supply agreement, Schering AG has agreed to supply our orders for Ventavis at an agreed-upon price, as and when reasonably requested and in accordance with relevant specifications, and we have agreed to purchase our Ventavis requirements exclusively from Schering AG. Under the agreement, we will periodically provide Schering AG forecasts of our clinical and commercial Ventavis requirements. A portion of each forecast will constitute a binding commitment and a portion of each forecast will be non-binding. Schering AG has agreed to provide us priority that is at least as high as the priority it applies to its own internal requirements for Ventavis or any other higher priority iloprost substance or product. In the event Schering AG ceases manufacture of Ventavis, or if it fails to meet its supply obligations, we would be granted non-exclusive manufacturing rights for Ventavis and Schering AG would be obligated to provide us reasonable support and a transfer of know-how to enable such manufacture by us or a third party. The agreement may be terminated by either party for material breach if such breach is not cured within the applicable notice period (which ranges from 90 to 180 days) and under certain other conditions.

Both the development and license agreement and the manufacturing and supply agreement provide that we must seek Schering AG’s approval before sublicensing our rights under the agreement. In addition, if we intend to pursue a transaction pursuant to which we would be acquired by or otherwise merge with a pharmaceutical company that sells a pulmonary hypertension drug that is directly competitive with Ventavis, Schering AG has a right of first negotiation to acquire our company subject to the terms set forth in the development and license agreement.

Profile Supply Agreement

On December 29, 2004, we entered into an agreement with Profile Drug Delivery Ltd. This agreement grants us the exclusive right to distribute Profile’s ProDose or I-Neb nebulizers and related consumables in the United States with Ventavis or any other formulation of iloprost. Profile has agreed to supply nebulizers in accordance with relevant specifications to one or more specialty pharmacy companies designated by us pursuant to purchase orders of such specialty pharmacy companies for a term of at least 10 years. We are obligated to pay Profile certain milestone payments upon the occurrence of certain development or regulatory milestones concerning Ventavis or the ProDose or I-Neb nebulizers, but the transfer pricing for the supply of nebulizers to the specialty pharmacy companies will be paid directly by the specialty pharmacy companies. Profile is entitled to terminate the agreement if a specialty pharmacy company breaches its agreement with Profile with respect to Ventavis, subject to a cure period by the specialty pharmacy company or us, and under certain other conditions.

Accredo Specialty Pharmacy Distributor Agreement

On January 19, 2005, we entered into an agreement with Accredo Health Group, Inc. Under this agreement, Accredo has been appointed as one of up to three specialty pharmacy distributors that will distribute Ventavis and approved nebulizers. Accredo will also provide services to patients and physicians such as reimbursement assistance, patient education and professional compliance counseling, and Accredo will be the exclusive provider of call center support services for Ventavis. We will pay Accredo for providing these services, and Accredo will provide us data related to call center and reimbursement support services, distribution and compliance for patients initiated on Ventavis. The agreement extends for an initial term of three years, unless terminated by either party on 180 days notice or under certain other conditions.

Columbia University License

In March 2000, we entered into an exclusive license agreement with the Trustees of Columbia University in the City of New York for the exclusive, worldwide rights to develop and commercialize products and services covered by certain Columbia University patents relating to the use of inhaled hyaluronic acid to treat certain respiratory diseases. We agreed to use our commercially reasonable best efforts to achieve certain development milestones set forth in the agreement. If we fail to complete any such development milestone, Columbia University may convert the license to a non-exclusive license or terminate the license if we do not cure such failure within 90 days of notice of such breach or, under certain conditions, an extended period of 12 months. This agreement may also be terminated by Columbia University if we have otherwise materially breached the agreement and fail to cure such breach within 90 days of written notice of such breach, as well as under certain other conditions. Columbia University has indicated to us that they believe we have materially breached the license agreement by failing to complete a required development milestone, and we expect Columbia University will seek to terminate the license.

Patents and Proprietary Rights

Our success depends in part on our ability to obtain and maintain patent protection for our products and product candidates, preserve trade secrets, prevent third parties from infringing upon the proprietary rights of our products and product candidates and operate without infringing upon the proprietary rights of others, both in the U.S. and internationally.

We own one U.S. patent application and its corresponding international application directed to combination therapies for the treatment of PAH. We also own one U.S. provisional patent application covering inhalable microparticle formulations of iloprost. We co-own the rights to one U.S. and four related foreign national patent applications in the field of inhalation therapy using hyaluronic acid for the treatment of certain respiratory diseases. We have also licensed the exclusive rights to two issued patents and one U.S. and four related foreign national patent applications in the field of inhalation therapy using hyaluronic acid for the treatment of respiratory diseases. We have also licensed the rights to three issued patents relating to iloprost. We own two U.S. patent applications and two corresponding international applications in the fields of combination therapies for the treatment of hypertension, diabetes and metabolic syndrome. We have granted an exclusive license to a third party for commercialization of these combination therapies.

United States patents generally have a term of 20 years from the date of filing. The patent positions of companies like ours are generally uncertain and involve complex legal and factual questions. Our ability to maintain and solidify our proprietary position for our intellectual property will depend on our success in obtaining effective claims and enforcing those claims once granted. We do not know whether any of the patent applications that we file or license will result in the issuance of any patents. Our issued patents and those that may issue in the future, or those licensed to us, including those related to Ventavis may be challenged, invalidated or circumvented, which could limit our ability to stop competitors from marketing related products or the length of term of patent protection that we may have for our products and product candidates. In addition, the rights granted under any issued patents may not provide us with proprietary protection or competitive advantages against competitors with similar technology. Furthermore, our competitors may independently develop similar technologies or duplicate any technology developed by us. Because of the extensive time required for development, testing and regulatory review of a potential product candidate, it is possible that, before any of our products can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby reducing any advantage of the patent.

We rely to a large extent on trade secrets held by Schering AG with respect to the manufacture of Ventavis. Trade secrets are difficult to protect and Schering AG’s manufacturing trade secrets may become known or be independently discovered by competitors. We also protect our proprietary technology and processes, in part, by confidentiality and invention assignment agreements with our employees, consultants, scientific advisors and other contractors. These agreements may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our employees, consultants or contractors use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.

The U.S. composition of matter patent owned by Schering AG claiming Ventavis expired on September 8, 2004 and the U.S. process patents owned by Schering AG relating to Ventavis will expire in 2007 and 2010. Although Schering AG may have trade secrets and process patents for the manufacture of Ventavis, competitors may develop alternative ways to manufacture the drug, which could harm our competitive position. The FDA designated Ventavis as an orphan drug for the treatment of PAH and we believe the seven-year market exclusivity conferred by orphan drug designation will help protect our competitive position in the market.

Our commercial success depends significantly on our ability to operate without infringing patents and proprietary rights of third parties. A number of pharmaceutical and biotechnology companies, universities and research institutions may have filed patent applications or may have been granted patents that cover technologies similar to the technologies owned or licensed to us. We may choose to seek, or be required to seek, licenses under third party patents, which would likely require the payment of license fees or royalties or both. We are aware of a use patent that covers the combination of Ventavis and PDE inhibitors, which we may seek to license. Also, a license may not be available to us on commercially reasonable terms, or at all. Any litigation relating to intellectual property rights would likely be costly and time consuming, and if successful against us, could cause us to pay substantial damages or require us to cease development or marketing of our products.

Government Regulation

The FDA and comparable regulatory agencies in state and local jurisdictions and in foreign countries impose substantial requirements upon the clinical development, manufacture and marketing of pharmaceutical products. These agencies and other federal, state and local entities regulate research and development activities and the testing, manufacture, quality control, safety, effectiveness, labeling, storage, record keeping, approval, advertising and promotion of our products.

The process required by the FDA before drugs may be marketed in the United States generally involves the following:

•	Preclinical laboratory and animal tests;

•	Submission of an IND which must become effective before clinical trials may begin;

•	Adequate and well-controlled human clinical trials to establish the safety and efficacy of the proposed drug for its intended use;

•	Pre-approval inspection of manufacturing facilities; and

•	FDA approval of an NDA or NDA supplement.

The testing and approval process requires substantial time, and financial resources and we cannot be certain that any new approvals for our product candidates will be granted on a timely basis if at all.

Our planned clinical trials for our product candidates may not begin or be completed on schedule, if at all. Clinical trials can be delayed for a variety of reasons, including delays in:

•	obtaining regulatory approval to commence a study;

•	reaching agreement with third party clinical trial sites and their subsequent performance in conducting accurate and reliable studies on a timely basis;

•	obtaining institutional review board approval to conduct a study at a prospective site;

•	recruiting patients to participate in a study; and

•	supply of the drug.

Prior to commencing the first clinical trial, an initial IND must be submitted to the FDA. The IND automatically becomes effective 30 days after receipt by the FDA unless the FDA within the 30-day time period raises concerns or questions about the conduct of the clinical trial. In such case the IND sponsor must resolve any outstanding concerns with the FDA before the clinical trial can begin. Our submission of an IND may not result in FDA authorization to commence a clinical trial. A separate submission to the existing IND must be made for each successive clinical trial conducted during product development. Further, an independent institutional review board for each medical center proposing to conduct the clinical trial must review and approve the plan for any clinical trial before it commences at that center. Regulatory authorities, an institutional review board or the sponsor, may suspend a clinical trial at any time on various grounds, including a finding that the participants are being exposed to an unacceptable health risk.

For purposes of NDA approval, human clinical trials are typically conducted in phases that may overlap:

•	Phase I—the drug is initially given to healthy human subjects or patients and tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion.

•	Phase II—studies are conducted in a limited patient population to identify possible adverse effects and safety risks, to determine the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage. Multiple Phase II clinical trials may be conducted by the sponsor to obtain information prior to beginning larger and more expensive Phase III clinical trials.

•	Phase III—when Phase II evaluations demonstrate that a dosage range of the product is effective and has an acceptable safety profile, Phase III trials are undertaken to provide statistically significant evidence of clinical efficacy and to further test for safety in an expanded patient population at multiple clinical study sites.

Results of preclinical studies and clinical trials, as well as detailed information about the manufacturing process, quality control methods, and product composition, among other things, are submitted to the FDA as part of the NDA seeking approval to market and commercially distribute the product on the basis of a determination that the product is safe and effective for its intended use. Before approving the NDA, the FDA will inspect the facilities at which the product is manufactured, and will not approve the product unless compliance with current Good Manufacturing Practices, or cGMP, is satisfactory.

Once an NDA is accepted for filing, the FDA typically responds within ten months by issuing an approval letter, approvable letter, or not approvable letter. An approval letter states that the drug is approved. An approvable letter is issued if the application substantially meets the FDA’s requirements and can be approved if certain conditions are met or information is provided, such as certain changes in labeling. A not approvable letter states that the application may not be approved and describes the deficiencies that must be addressed in order for the product to be approved, which could include, for example, new analyses of previously submitted data or conduct of an additional clinical trial. If additional data are submitted, the FDA could extend the review period for up to an additional six months. If an additional clinical trial is required, a much larger delay would be anticipated.

The FDA has established priority and standard review classifications for NDAs. If an NDA is granted priority review, the FDA has agreed that under the Prescription Drug User Fee Act, or PDUFA, the FDA will render an approval decision within six months of the submission of an NDA. Priority designation may be granted to new drugs that would be a significant improvement compared to currently marketed products in the treatment or prevention of a disease. The NDA for Ventavis was granted priority review by the FDA.

The FDA may require, or companies may pursue, additional clinical trials after a product is approved. These so-called Phase IV studies may be made a condition to be satisfied for continuing drug approval. The results of

Phase IV studies can confirm the effectiveness of a product candidate and can provide important safety information. No Phase IV requirement was included with the approval of Ventavis.

Clinical trials are designed and conducted in a variety of ways. A “placebo-controlled” trial tests the safety and efficacy of a drug on a group of patients receiving the drug against a separate group receiving a placebo. In a “single-blind” study, the researcher knows into which group of the trial the patient has been placed, but the patient does not. In a “double-blind” study, neither the researcher nor the patient knows into which group the patient has been placed, or whether the patient is receiving the drug or the placebo. In such studies, experimental subjects and control subjects are assigned to groups upon admission to the study and remain in those groups for the duration of the trial.

The results of product development, preclinical studies and clinical trials are submitted to the FDA as part of an NDA or as part of an NDA supplement for approval of a new indication if the product candidate is already approved for another indication. The FDA may deny approval of an NDA or NDA supplement if the applicable regulatory criteria are not satisfied, or it may require additional clinical data, which could include an additional pivotal Phase III clinical trial. Even if such data are submitted, the FDA may ultimately decide that the NDA or NDA supplement does not satisfy the criteria for approval. Once approved, the FDA may withdraw product approval if ongoing regulatory requirements are not met or if safety problems occur after the product reaches the market. In addition, the FDA may require testing and surveillance programs to monitor the effect of approved products that have been commercialized, and the FDA has the power to prevent or limit further marketing of a product based on the results of these post-marketing programs.

Satisfaction of FDA requirements or similar requirements of state, local and foreign regulatory agencies typically takes several years and the actual time required may vary substantially based upon the type, complexity and novelty of the product or disease. Typically, if a drug product is intended to treat a chronic disease, as is the case with the product candidates we are developing, safety and efficacy data must be gathered over an extended period of time, which can range from six months to three years or more. Government regulation may delay or prevent marketing of product candidates or new drugs for a considerable period of time and impose costly procedures upon our activities. We cannot be certain that the FDA or any other regulatory agency will grant approvals for our product candidates on a timely basis, if at all. Success in early stage clinical trials does not ensure success in later stage clinical trials. Data obtained from clinical activities is not always conclusive and may be susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. Even if a product candidate receives regulatory approval, the approval may be significantly limited to specific disease states, patient populations and dosages. Further, even after regulatory approval is obtained, later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market. Delay in obtaining, or failure to obtain, additional regulatory approval for Ventavis would harm our business. In addition, we cannot predict what adverse governmental regulations may arise from future U.S. or foreign governmental action.

Medical devices used to administer a drug are also subject to FDA review. Certain devices, such as the I-Neb nebulizer Profile is developing in collaboration with us, require clearance from the FDA through the submission of a 510(k) premarket notification. A 510(k) notification is a premarketing application submitted to the FDA to demonstrate that a medical device is substantially equivalent to one or more devices that were cleared through a 510(k) notification or to devices that were marketed prior to May 28, 1976 and for which the FDA has not required a premarket approval application. FDA approval of an NDA or a supplemental NDA may also be required. For example, we plan to submit a supplemental NDA for the administration of Ventavis using the I-Neb nebulizer. In addition, manufacturers of FDA-cleared devices must maintain compliance with FDA quality system regulations, or QSRs.

Any products manufactured or distributed by us pursuant to FDA approvals are subject to continuing regulation by the FDA, including record-keeping requirements and reporting of adverse experiences with the drug. Drug manufacturers and their subcontractors are required to register their facilities with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with current Good Manufacturing Practices, or cGMP, which impose certain quality processes, manufacturing controls and documentation requirements upon us and our third-party manufacturers in order to ensure that the product meets applicable specifications. We cannot be certain that we or our present or future suppliers will be able to comply with the cGMP and other FDA regulatory requirements. If our present or future suppliers are not able to comply with these requirements, the FDA may halt our clinical trials, fail to approve our NDA, require us to recall a drug from distribution, or withdraw approval of the NDA for that drug. Noncompliance with cGMP requirements also can result in issuance of warning letters, civil and criminal penalties, seizures, and injunctive action.

The FDA closely regulates the labeling, marketing and promotion of drugs. A company can make only those claims relating to safety and efficacy that are approved by the FDA. Failure to comply with these requirements can result in adverse publicity, warning letters, corrective advertising and potential civil and criminal penalties.

The FDA’s policies may change and additional government regulations may be enacted which could prevent or delay regulatory approval of our product candidates or approval of new diseases for our existing products. We cannot predict the likelihood, nature or extent of adverse governmental regulation that might arise from future legislative or administrative action, either in the United States or abroad.

Ventavis received orphan drug designation in August 2004 for the treatment of PAH. Under the Orphan Drug Act, the FDA may grant orphan drug designation to drugs intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the U.S. Orphan drug designation must be requested before submitting an NDA. After the FDA grants orphan drug designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA.

Orphan drug designation does not convey any advantage in or shorten the duration of the regulatory review and approval process. If a product that has orphan drug designation is the first such product to receive FDA approval for the disease for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications to market the same drug for the same disease, except in limited circumstances, for seven years. The FDA may permit additional companies to market a drug for the designated condition if such companies can demonstrate clinical superiority. More than one product may also be approved by the FDA for the same orphan indication or disease as long as the products are different drugs. As a result, even now that Ventavis has been approved and has received orphan drug status, the FDA can still approve other drugs for use in treating the same indication or disease covered by Ventavis, which could create a more competitive market for us. Moreover, if a competitor obtains approval of the same drug for the same indication or disease before us, we would be blocked from obtaining approval for our product for seven years, unless our product can be shown to be clinically superior.

Employees

As of December 31, 2004, we had 39 full-time employees. None of our employees are represented by any collective bargaining unit. We believe that we maintain good relations with our employees.

Facilities

Our headquarters is currently located in South San Francisco, California, and consists of approximately 14,145 square feet of office space. We may require additional space and facilities as our business expands.

Legal Proceedings

We are not currently subject to any material legal proceedings.

MANAGEMENT

The following table sets forth our executive officers, directors and key employees, their ages and the positions they held as of December 31, 2004.

Name	Age	Position
Executive Officers and Directors
Donald J. Santel	44	Chief Executive Officer and Director
Thomas L. Feldman	54	President and Chief Business Officer
Christine E. Gray-Smith	55	Executive Vice President, Chief Financial Officer and Secretary
James E. Pennington, M.D.	61	Executive Vice President and Chief Medical Officer
Robert B. Chess(3)	47	Director
Bradford S. Goodwin(1)(2)	50	Chairman of the Board
David W. Gryska(1)	48	Director
James I. Healy, M.D., Ph.D.(2)(3)	39	Director
Daniel S. Janney(1)(3)	39	Director
Nicholas J. Simon, III(2)	50	Director

Key Employees
Curtis L. Ruegg, Ph.D.	42	Senior Vice President, Technical Operations
Klara A. Dickinson	37	Vice President, Regulatory Affairs
Benson M. Fong	50	Vice President, Corporate Development
Henry H. Hsu, M.D.	46	Vice President, Clinical Research
George W. Mahaffey	45	Vice President, Marketing

(1)	Member of Audit Committee
(2)	Member of Compensation Committee
(3)	Member of Nominating and Corporate Governance Committee

Executive Officers and Directors

Donald J. Santel is the Chief Executive Officer and a member of the board of directors of CoTherix. Mr. Santel joined CoTherix in February 2000 as President and a member of the board of directors. Mr. Santel previously served as President and Chief Executive Officer of CoTherix from April 2001 to October 2003. From October 2003 to August 2004, Mr. Santel served as President, Chief Operating Officer and Secretary. In August 2004, Mr. Santel was elected Chief Executive Officer and relinquished the positions of President and Chief Operating Officer. From October 1999 to February 2000, Mr. Santel was a consultant to Neothermia Corporation, a medical device company. From January 1998 to September 1999, Mr. Santel was President and Chief Operating Officer at Reflow, Inc., a medical device company, and from January 1998 to October 1998, he was General Manager of CardioVasc, Inc., a medical device company. From 1992 to 1997, Mr. Santel held various positions at Cardiac Pathways Corporation, a medical device company, including Vice President of Marketing and International Sales and Vice President of Clinical Engineering. Mr. Santel holds a B.S.E. in biomedical engineering from Purdue University and an M.S. in electrical engineering from the University of Minnesota.

Thomas L. Feldman is the President and Chief Business Officer of CoTherix. Mr. Feldman joined CoTherix in December 2003 as an Executive Vice President and our Chief Commercial Officer and relinquished those titles and became our President and Chief Business Officer in August 2004. From April 2003 to December 2003, Mr. Feldman served in a consulting capacity as Acting Vice President of Sales and Marketing at Genesoft Pharmaceuticals, Inc. From January 1995 to December 2002, Mr. Feldman was Vice President of Sales and Marketing at Scios, Inc., a biopharmaceutical company. From 1993 through 1994, Mr. Feldman was National

Sales Manager at Ortho Pharmaceutical Corporation (a Johnson & Johnson pharmaceutical company). From 1973 to 1993, he held various sales and marketing positions at Johnson & Johnson affiliate, McNeil Pharmaceutical, where he most recently served as National Sales Manager from 1990 to 1993. Mr. Feldman holds a B.S. in speech and business from North Dakota State University.

Christine E. Gray-Smith is an Executive Vice President, the Chief Financial Officer and Secretary of CoTherix. Ms. Gray-Smith joined CoTherix in April 2004. From June 2001 to April 2004, Ms. Gray-Smith served as Chief Financial Officer of Triad Therapeutics, Inc., a biopharmaceutical company, and was promoted to Senior Vice President in 2003. From November 1997 to May 2001, Ms. Gray-Smith served as Vice President of Finance and Chief Financial Officer at Calydon, Inc., a biotechnology company. From August 1994 to November 1997, Ms. Gray-Smith served as the senior financial officer at SUGEN, Inc., a biopharmaceutical company, with her most recent title being Vice President of Finance. Previously, Ms. Gray-Smith served in senior financial management roles at Worldtalk Corporation and Power Up Software Corporation. Ms. Gray-Smith also spent 9 years with the international accounting firm of Arthur Young & Company (predecessor to Ernst & Young LLP). Ms. Gray-Smith holds a B.A. in sociology from the University of California, Berkeley and an M.B.A. from the Haas School of Business at the University of California, Berkeley.

James E. Pennington, M.D. is an Executive Vice President and the Chief Medical Officer of CoTherix. Dr. Pennington joined CoTherix in February 2004. From January 2001 to January 2004, Dr. Pennington served as Executive Vice President of Medical and Scientific Affairs at InterMune, Inc., a biopharmaceutical company. From June 1999 to January 2001, Dr. Pennington served as Senior Vice President of Research, Development and Clinical Affairs at Alpha Therapeutic Corporation, a biological and biopharmaceutical company. From October 1997 to February 1999, Dr. Pennington served as Senior Vice President of Clinical Research at Shaman Pharmaceuticals, Inc., a biopharmaceutical company. From September 1986 to June 1994, Dr. Pennington served as Director and from July 1994 to October 1997, he served as Vice President of Biological Clinical Research at Bayer Corporation, a biopharmaceutical company. Prior to joining the pharmaceutical industry, Dr. Pennington spent 12 years as a member of the Harvard Medical School faculty. Dr. Pennington holds a B.A. from the University of Oregon and an M.D. from the University of Oregon Medical School and is Board Certified in internal medicine and infectious diseases.

Robert B. Chess joined our board of directors in April 2004. Mr. Chess has been the Chairman of the board of directors at Nektar Therapeutics, formerly Inhale Therapeutic Systems, a drug delivery company, since 1999 and served as Nektar’s co-Chief Executive Officer from 1999 to 2001, as Chief Executive Officer from 1992 to 1999 and as President from 1991 to 1999. From 1987 to 1989, Mr. Chess was the co-Founder and President of Penederm, Inc., a dermatological pharmaceutical company. Prior to co-founding Penederm, Mr. Chess held various management positions at Intel Corporation and Metaphor Computer Systems (now part of IBM), and was a White House fellow during the George H. W. Bush administration serving as Associate Director, Office of Policy Development. Mr. Chess serves on the board of directors of the Biotechnology Industry Organization (BIO) and is Co-Chairman of BIO’s Intellectual Property Committee. Mr. Chess is a member of the board of directors of Pharsight Corporation, as well as a trustee of the Committee for Economic Development. Mr. Chess is on the faculty of the Graduate School of Business at Stanford. Mr. Chess holds a B.S. in engineering from the California Institute of Technology and an M.B.A. from Harvard Business School.

Bradford S. Goodwin joined our board of directors in January 2004 and was named Chairman of the Board in September 2004. Since December 2001, Mr. Goodwin has served as Chief Executive Officer and a director of Novacea, Inc., an oncology drug development and commercialization company. From April 2000 to July 2001, Mr. Goodwin was President, Chief Operating Officer and founder of Collabra Pharma Inc., a pharmaceutical development company. From 1987 to 2000, Mr. Goodwin held various senior executive positions with Genentech, Inc. a biotechnology company, most recently Vice President of Finance. From 1977 to 1987, Mr. Goodwin was a certified public accountant with Price Waterhouse. Mr. Goodwin holds a B.S. in business administration from the University of California, Berkeley.

David W. Gryska joined our board of directors in December 2004. Most recently, Mr. Gryska served for six years at Scios, Inc., a biopharmaceutical company, most recently as Senior Vice President and Chief Financial Officer. From 1993 to 1998, he served as Vice President of Finance and Chief Financial Officer at Cardiac Pathways, a medical device company which was later acquired by Boston Scientific Corporation. Prior to Cardiac Pathways, Mr. Gryska served as a partner at Ernst & Young LLP, an accounting firm. During his eleven years at Ernst & Young LLP, he focused on technology industries, with an emphasis on biotechnology and healthcare companies. Mr. Gryska holds a B.A. in accounting and finance from Loyola University and an M.B.A. from Golden Gate University.

James I. Healy, M.D., Ph.D. joined our board of directors in April 2001. Since June 2000, Dr. Healy has served as Managing Director of Sofinnova Ventures, a venture capital firm focusing on life sciences investments. From January 1998 to March 2000, Dr. Healy was employed at Sanderling Ventures, a venture capital firm. During 1997, Dr. Healy was a Novartis Foundation Bursary Award recipient and performed research at Brigham and Women’s Hospital. From August 1990 to July 1997, Dr. Healy was employed by the Howard Hughes Medical Institute and Stanford University. Dr. Healy serves on the boards of directors of Intermune, Inc., a biopharmaceutical and several private companies. Dr. Healy holds a B.A. in molecular biology and a B.A. in Scandinavian studies from the University of California, Berkeley, and an M.D. and a Ph.D. in immunology from the Stanford School of Medicine.

Daniel S. Janney joined our board of directors in April 2001. Since 1996, Mr. Janney has been a managing director of Alta Partners, a venture capital firm. From 1993 to 1996, he was a Vice President at Montgomery Securities’ health care and biotechnology investment banking group. Mr. Janney is currently on the boards of directors of Corgentech, Inc., a biopharmaceutical company, Dynavax Technologies, Inc., a biopharmaceutical company, and several private companies. He holds a B.A. in history from Georgetown University and an M.B.A. from the Anderson School at the University of California, Los Angeles.

Nicholas J. Simon, III joined our board of directors in October 2003. Mr. Simon has been a General Partner at MPM Capital, a life sciences focused venture capital firm, since October 2001. From April 2000 to July 2001, Mr. Simon was Chief Executive Officer, founder and a director of Collabra Pharma Inc., a pharmaceutical development company. From 1989 to April 2000, Mr. Simon served in various management positions with Genentech, Inc., a biotechnology company, including Vice President of Business and Corporate Development. From 1999 to 2003, Mr. Simon served on the board of directors of Intermune, Inc., a biopharmaceutical company, and from 1999 to 2004, served on the board of directors of Genitope, Inc., a biotechnology company. Mr. Simon is currently on the boards of directors of Rigel Pharmaceuticals, Inc., a biopharmaceutical company and Barrier Therapeutics, Inc., a biopharmaceutical company, as well as several private companies. Mr. Simon holds a B.S. in microbiology from the University of Maryland and an M.B.A. from Loyola College.

Key Employees

Curtis L. Ruegg, Ph.D. is Senior Vice President, Technical Operations at CoTherix. Dr. Ruegg joined CoTherix in January 2004. From January 2002 to January 2004, Dr. Ruegg was Vice President of Preclinical and Process Development at InterMune, Inc., a biopharmaceutical company. From May 2001 to January 2002, Dr. Ruegg worked as a consultant to various biotechnology companies. From 1999 to April 2001, Dr. Ruegg was Vice President of Research and Development at AP Cells, Inc., a medical product supply company. From 1993 to 1998, Dr. Ruegg served as Group Leader and Senior Scientist at Dendreon Corporation, a biotechnology company. Dr. Ruegg holds a B.S. in toxicology from the University of California, Davis and a Ph.D. in pharmacology from Johns Hopkins University School of Medicine.

Klara A. Dickinson is Vice President, Regulatory Affairs of CoTherix. Ms. Dickinson joined CoTherix in January 2004 as Director, Regulatory Affairs and was promoted to Vice President in September 2004. Prior to CoTherix, Ms. Dickinson spent six years at Scios, Inc., a biopharmaceutical company, serving most recently as Associate Director of Regulatory Affairs. From 1993 to 1997, she held several positions in the Quality Control and Regulatory Affairs departments at DEY Laboratories, a biopharmaceutical company. Ms. Dickinson holds a B.S. in biology from the College of Great Falls in Montana, and is certified by the Regulatory Affairs Certification Board.

Benson M. Fong is Vice President, Corporate Development of CoTherix. Mr. Fong served as a consultant to CoTherix from March 2000 to March 2001 and became employed as our Chief Financial Officer in March 2001. Mr. Fong became our Vice President of Finance and Corporate Development in February 2004, at which time he relinquished the position of Chief Financial Officer. In April 2004, Mr. Fong relinquished the position of Vice President of Finance. From March 2000 to March 2001, Mr. Fong was a principal at The Ravix Group, a financial consulting firm. From April 1998 to February 2000, Mr. Fong was a First Vice President at Imperial Bank’s Emerging Growth Division. From October 1992 to February 1997, Mr. Fong was Chief Financial Officer of Cibus Pharmaceutical, Inc., a drug delivery company. Mr. Fong holds a B.S. in biology from the University of Oregon.

Henry H. Hsu, M.D. is Vice President, Clinical Research of CoTherix. Dr. Hsu joined CoTherix in February 2004. From 2000 to 2004, he was employed at InterMune, Inc., a biopharmaceutical company, first as Senior Medical Director and subsequently as Vice President, Clinical Research. From 1995 to 2000, Dr. Hsu was employed at Chiron Corporation, a biopharmaceutical company, where he was Medical Director. Dr. Hsu completed Internal Medicine training at the University of California, Davis, where he served as Chief Medical Resident. He obtained subspecialty training in clinical gastroenterology and hepatology at Stanford University Medical Center as well as completing a research fellowship in molecular virology as a Howard Hughes Medical Institute Postdoctoral Physician Research Fellow. Dr. Hsu also holds a B.A. from The Johns Hopkins University and an M.D. from the University of California, San Francisco.

George W. Mahaffey is Vice President, Marketing of CoTherix. Mr. Mahaffey joined CoTherix in March 2004. From 2000 to 2004, Mr. Mahaffey was Senior Director, Marketing and Business Development at Scios, Inc., a biopharmaceutical company. From 1997 to 2000, he was employed in sales and marketing roles at Neurex, Inc., a biopharmaceutical company. Mr. Mahaffey previously worked at the DuPont Co. for 18 years in various engineering and pharmaceutical sales positions. He holds a B.S. in chemical engineering from the University of Delaware and an M.B.A. from the University of South Florida.

Classified Board

Immediately after the closing of our initial public offering in October 2004, our amended and restated certificate of incorporation provided for a classified board of directors consisting of three classes of directors, each serving a staggered three-year term. As a result, a portion of our board of directors will be elected each year. To implement the classified structure, upon the consummation of the offering, two of the nominees to the board were elected to one-year terms, two were elected to two-year terms and two were elected to three-year terms. Thereafter, directors will be elected for three-year terms. Messrs. Goodwin and Chess have been designated Class I directors whose terms expire at the 2005 annual meeting of stockholders. Dr. Healy and Mr. Santel have been designated Class II directors whose terms expire at the 2006 annual meeting of stockholders. Messrs. Gryska, Janney and Simon have been designated Class III directors whose terms expire at the 2007 annual meeting of stockholders. The classification of the board of directors may have the effect of delaying or preventing changes in control of our company.

Committees of the Board of Directors

Audit Committee.    The members of our audit committee are Messrs. Goodwin, Janney and Gryska. Mr. Gryska chairs the audit committee. Our audit committee assists our board of directors in its oversight of:

•	the integrity of our financial statements;

•	our independent auditors’ qualifications and independence; and

•	the performance of our independent auditors.

The audit committee has the sole and direct responsibility for appointing, evaluating and retaining our independent auditors and for overseeing their work. All audit services and all non-audit services, other than de minimis non-audit services, to be provided to us by our independent auditors must be approved in advance by our audit committee. We believe that the composition of our audit committee meets the requirements for independence under the current Nasdaq National Market and SEC rules and regulations. We believe that the functioning of our audit committee complies with the applicable requirements of the Nasdaq National Market and SEC rules and regulations. We intend to comply with future requirements as applicable.

Compensation Committee.    The members of our compensation committee are Dr. Healy and Messrs. Goodwin and Simon. Mr. Simon chairs the compensation committee. The purpose of our compensation committee is to discharge the responsibilities of our board of directors relating to compensation of our executive officers. Specific responsibilities of our compensation committee include:

•	reviewing and recommending approval of compensation of our executive officers;

•	administering our stock incentive and employee stock purchase plans; and

•	reviewing and making recommendations to our board with respect to incentive compensation and equity plans.

Nominating and Corporate Governance Committee.    The members of our nominating and corporate governance committee are Mr. Chess, Dr. Healy and Mr. Janney. Dr. Healy chairs this committee. Our nominating committee evaluates and recommends nominees to our board of directors and committees of our board of directors, conducts searches for appropriate directors, and evaluates the performance of our board of directors and of individual directors. The nominating and corporate governance committee is also responsible for reviewing developments in corporate governance practices, evaluating the adequacy of our corporate governance practices and reporting and making recommendations to the board concerning corporate governance matters.

Director Compensation

Directors are reimbursed for travel, lodging and other reasonable out-of-pocket expenses incurred in attending meetings of our board of directors and for meetings of any committees of our board of directors on which they serve. Our directors do not currently receive cash compensation for attending board or committee meetings however we will be evaluating providing cash compensation to our board and committee members. In January 2004, each of Dr. Healy and Messrs. Janney, Simon and Goodwin, each a non-employee director, received an option to purchase 18,180 shares of our common stock at an exercise price of $0.5446 per share, which vests in equal quarterly installments over three years of service, and an option to purchase 6,060 shares of our common stock at an exercise price of $0.5446 per share, which vests in equal quarterly installments over one year of service. In February 2004, each of Dr. Healy and Messrs. Janney, Simon and Goodwin received an option to purchase 15,150 shares of our common stock at an exercise price of $2.1782 per share that vests in quarterly installments over three years of service. In April 2004, Mr. Chess received an option to purchase 33,330 shares of our common stock at an exercise price of $4.2904 per share that vests in quarterly installments over three years of service and an option to purchase 6,060 shares of our common stock at an exercise price of $4.2904 per share that vests in quarterly installments over one year of service.

Following the initial public offering in October 2004, pursuant to our 2004 Equity Incentive Plan, these non-employee directors who joined our board of directors before the effective date of the initial public offering are also eligible to receive annual option grants, which would be granted on the first trading day of each year, starting in 2005. In January 2005, Dr. Healy and Messrs. Janney, Simon, Goodwin and Chess each received an option to purchase 6,060 shares of our common stock at an exercise price of $11.92 per share; in 2006, Messrs. Simon, Goodwin and Chess are each eligible to receive an option to purchase 6,060 shares of our common stock and Dr. Healy and Mr. Janney are each eligible to receive an option to purchase 9,090 shares of our common stock; in 2007 and thereafter, Dr. Healy and Messrs. Janney, Simon, Goodwin and Chess are each eligible to receive an option to purchase 9,090 shares of our common stock.

Non-employee directors who join our board of directors on or after the closing of the initial public offering in October 2004 are also eligible to participate in our 2004 Equity Incentive Plan, under which each such non- employee director will receive (a) an option to purchase 18,180 shares of our common stock when he or she joins our board of directors and (b) starting in the year after he or she joins the board for the first three years of service on the board, an option to purchase 6,060 shares of our common stock on the date of each of the three regular annual meetings of our stockholders, and, starting in his or her fifth year of service, an option to purchase 9,090 shares of our common stock on the date of each of the subsequent annual stockholders meetings. Each option grant vests in equal quarterly installments, with the initial grant vesting over three years of service and each of the annual grants vesting over one year of service.

In December 2004, Mr. Gryska received an option to purchase 18,180 shares of our common stock at an exercise price of $9.79 per share that vests in equal quarterly installments over three years of service. Also pursuant to the automatic option grant program under our 2004 Equity Incentive Plan, starting in 2005, Mr. Gryska will be eligible to receive an option to purchase 6,060 shares of our common stock at each regular annual meeting of our stockholders for a three-year period, provided that he continues to be a board member. Starting in his fifth year of board service, this annual option grant will cover 9,090 shares of our common stock. The exercise price per share of each option will be equal to the fair market value per share on the date such option is granted. Each of these annual option grants will vest in equal quarterly installments over one year of service.

Options granted to non-employee directors under the 2004 Equity Incentive Plan will become fully vested upon a change in control of CoTherix or upon the director’s death, total and permanent disability or retirement at or after age 65. For further information, see “Management—Equity Benefit Plans.”

Compensation Committee Interlocks and Insider Participation

As noted above, the compensation committee of our board of directors consists of Dr. Healy and Messrs. Goodwin and Simon. None of our executive officers serve as a member of the board of directors or compensation committee of any entity that has one or more executive officers who serve on our board of directors or compensation committee.

Executive Compensation

The following table sets forth all of the compensation awarded to, earned by or paid to each individual who served as our chief executive officer in 2004 and the three other highest paid executive officers whose salary and bonuses exceeded $100,000 for services rendered in all capacities to us during 2004. We refer to those individuals elsewhere in this prospectus as our “named executive officers.”

Summary Compensation Table

				Long-Term Compensation Awards
Name and Principal Position	Salary	Bonus(2)		Securities Underlying Options	All Other Compensation
Donald J. Santel(1) Chief Executive Officer	$252,322	$—		250,000	$—
Thomas L. Feldman President and Chief Business Officer	252,218	—		422,720	—
James E. Pennington, M.D. Executive Vice President and Chief Medical Officer	229,475	75,000	(3)	222,720	—
Christine E. Gray-Smith Executive Vice President, Chief Financial Officer and Secretary	177,246	—		149,075	147,468	(4)
W. Scott Harkonen, M.D.(5) Former Chairman of the Board and Former Chief Executive Officer	171,971	—		—	175,000	(6)

(1)	Mr. Santel resigned as our Chief Executive Officer in October 2003 and continued as our President and became our Chief Operating Officer on the same date. In August 2004, Mr. Santel relinquished the position of President and Chief Operating Officer and resumed the position of Chief Executive Officer.
(2)	The performance bonuses earned by our named executive officers for 2004 have not yet been determined by our compensation committee.
(3)	Represents a $50,000 signing bonus and a $25,000 bonus earned as a result of the closing of our initial public offering.
(4)	Represents relocation allowance.
(5)	Dr. Harkonen resigned as our Chairman of the Board and Chief Executive Officer in June 2004.
(6)	Represents severance payments.

Stock Option Grants in 2004

The following table provides information concerning stock option grants to each of our named executive officers during 2004. No stock appreciation rights have been granted to these individuals.

The shares subject to each option listed in the table vest as follows: (a) Mr. Santel’s option for 250,000 shares vests as to 25% of the shares upon completion of 12 months of continuous service from August 30, 2004 and the balance of the shares vests in equal monthly installments over the next 36 months of continuous service; (b) Mr. Feldman’s option for 222,720 shares and his option for 200,000 shares vests as to 25% of the shares upon completion of 12 months of continuous service from December 16, 2003 and August 30, 2004, respectively, and the balance of the shares vests in equal monthly installments over the next 36 months of continuous service; (c) Dr. Pennington and Ms. Gray-Smith’s options vest as to 25% of the shares upon completion of 12 months of continuous service from each officer’s first date of employment and the balance of the shares vests in equal monthly installments over the next 36 months of continuous service. In addition, options may vest and become exercisable on an accelerated basis as described below in the “Management—Employment Agreements” and “Management—Severance and Change of Control Arrangements” sections.

Percentages shown under “Percent of Total Options Granted to Employees in 2004” are based on options for an aggregate of 1,880,148 shares granted to our employees during 2004.

The exercise price of each option granted was equal to the fair market value of our common stock, as determined by our board of directors on the date of grant. Because there was no public market for our stock on the date of grant of each of these options, our board of directors determined the fair market value of our common stock by considering a number of factors, including, but not limited to, previous valuations, status of product development, our financial condition and prospects for future growth. To the extent permitted by applicable law, the exercise price may be paid in cash, in shares of our common stock valued at fair market value on the exercise date or through a cashless exercise procedure involving a same-day sale of the purchased shares.

The potential realizable value is calculated based on the ten-year term of the option at the time of grant. Stock price appreciation of 5% and 10% is assumed according to rules promulgated by the Securities and Exchange Commission and does not represent our prediction of our stock price performance. The potential realizable value at 5% and 10% appreciation is calculated by:

•	Multiplying the number of shares of stock subject to a given stock option by the assumed offering price of $9.43 per share;

•	Assuming that the aggregate stock value derived from that calculation compounds at the annual 5% or 10% rate shown in the table until the expiration of the option; and

•	Subtracting from that result the aggregate option exercise price.

Name	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Terms
	Number of Securities Underlying Options Granted	Percent of Total Options Granted To Employees In 2004	Exercise Price Per Share	Expiration Date
					5%	10%
Donald J. Santel	250,000	13.3%	$5.00	8/29/14	$2,592,725	$4,855,925
Thomas L. Feldman	222,720	11.8	0.5446	1/8/14	3,302,114	5,318,353
Thomas L. Feldman	200,000	10.6	5.00	8/29/14	2,074,180	3,884,740
James E. Pennington, M.D.	222,720	11.8	1.0891	1/29/14	3,180,843	5,197,082
Christine E. Gray-Smith	149,075	7.9	4.2904	4/4/14	1,651,826	3,001,371
W. Scott Harkonen, M.D.(1)	—	—	—	—	—	—

(1)	Dr. Harkonen resigned as our Chairman of the Board and Chief Executive Officer in June 2004.

2004 Stock Option Values

The following table provides information concerning the number of stock options exercised during 2004 and the number of unexercised stock options held as of December 31, 2004, by each of our named executive officers. No stock appreciation rights were exercised by our named executive officers in 2004, and no stock appreciation rights were outstanding at the end of that year.

Amounts presented under the caption “Value Realized” are based on the fair market value of our common stock as of each exercise date, less the exercise price payable for such shares, multiplied by the number of shares exercised, without taking into account any taxes that might be payable in connection with the transaction. Amounts presented under the caption “Value of Unexercised In-the-Money Options at December 31, 2004” are based on the closing price per share of our common stock as of December 31, 2004 of $11.92 per share, less the exercise price payable for such shares, multiplied by the number of shares subject to the stock option, without taking into account any taxes that might be payable in connection with the transaction. All of Mr. Santel’s options are immediately exercisable in full, except that (a) 80,000 shares under Mr. Santel’s option for 250,000 shares become exercisable as follows: 20,000 of the shares first become exercisable on each January 1 of 2005, 2006, 2007 and 2008; (b) Mr. Feldman’s option for 222,720 shares becomes exercisable as follows: 183,621 shares are immediately exercisable and the remaining 39,099 shares first become exercisable January 1, 2005 and his option for 200,000 shares becomes exercisable as follows: 124,259 shares are immediately exercisable, 15,741 shares first become exercisable January 1, 2005 and 20,000 of the shares first become exercisable on each January 1 of 2006, 2007 and 2008; (c) Dr. Pennington’s option for 222,720 shares becomes exercisable as follows: 91,818 shares are immediately exercisable, 91,818 additional shares first become exercisable January 1, 2005 and the remaining 39,084 shares first become exercisable January 1, 2006; and (d) Ms. Gray-Smith’s option for 149,075 shares becomes exercisable as follows: 66,730 shares are immediately exercisable, 23,307 shares first become exercisable on each January 1 of 2005, 2006 and 2007 and the remaining 12,424 shares first become exercisable January 1, 2008. Any shares purchased under unvested options will be subject to repurchase by CoTherix, at the original exercise price paid per share, upon the optionee’s cessation of service with us, prior to the vesting in such shares.

	Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options at December 31, 2004		Value of Unexercised In-the-Money Options at December 31, 2004
Name			Vested	Unvested	Vested	Unvested
Donald J. Santel	69,690	$267,951	200,541	383,536	$2,304,996	$3,250,276
Thomas L. Feldman	—	—	55,681	367,039	633,394	3,284,135
James E. Pennington, M.D.	91,818	293,937	—	222,720	—	2,412,258
Christine E. Gray-Smith	3,030	—	—	149,075	—	1,137,383
W. Scott Harkonen, M.D.(1)	458,316	1,912,949	—	—	—	—

(1)	Dr. Harkonen resigned as our Chairman of the Board and Chief Executive Officer in June 2004.

Employment Agreements

We entered into an executive employment agreement dated October 8, 2003 with Mr. Santel, our Chief Executive Officer, which was amended effective August 30, 2004. The amendment provides for an annual base salary of $285,000. Mr. Santel is eligible to receive an annual bonus of up to 35% of his annual base salary upon achievement of certain performance goals mutually agreed upon by Mr. Santel and our board of directors. In addition, Mr. Santel was granted options to purchase a total of 250,000 shares of our common stock at an exercise price of $5.00 per share. The options, which are immediately exercisable, vest as to 25% of the shares upon his completion of 12 months of service following August 30, 2004 and the balance of the shares will vest in equal monthly installments over the following 36 months of his continuous service.

The agreement provides that if Mr. Santel’s service is terminated for any reason other than cause or disability, he will continue to receive his base salary for six months after his termination date and we will pay COBRA premiums for him and his dependents until the earlier of the date when they are no longer eligible for COBRA coverage and the date that is six months after his termination date. If they do not elect COBRA coverage, we will pay for health insurance coverage for him and his dependents up to the amount we would have paid for their COBRA coverage. In addition, he shall vest in such number of additional shares as he would have vested had he provided six months of additional service.

We entered into an offer letter in December 2003 with Mr. Feldman that was amended effective August 30, 2004. The agreement provided for a signing bonus of $30,000 and the amendment provides for a base salary of $275,000. His target annual bonus is 35% of his annual base salary upon achievement of certain performance goals established by our Chief Executive Officer and approved by our board of directors. If we terminate Mr. Feldman’s employment for any reason other than cause or permanent disability, then he will continue to receive his base salary for six months after his termination date and we will pay his COBRA premiums until the earliest of (a) the date that is six months following his employment termination date; (b) the expiration date of his COBRA coverage or (c) the date when he becomes eligible for substantially equivalent health insurance coverage in connection with new employment or self-employment. In the event Mr. Feldman’s employment is terminated within 12 months following a change of control, he will receive certain accelerated vesting of his options as described below in “Management—Severance and Change of Control Arrangements.”

We entered into an offer letter in February 2004 with Dr. Pennington. The agreement provides for an annual base salary of $250,000 and a signing bonus of $50,000, which must be repaid if he resigns or is terminated by us for cause within 12 months following his employment start date. Dr. Pennington is eligible to receive a $25,000 bonus after the signing of a license agreement for an additional compound and received a $25,000 bonus as a result of the closing of our initial public offering in October 2004. Dr. Pennington is also eligible to participate in any incentive bonus plan established for our officers. If we terminate his employment for any reason other than cause, Dr. Pennington will receive an additional six months of vesting with respect to his option and will continue to receive his base salary provided that he will receive this vesting acceleration only if he is not eligible to receive the accelerated vesting of his options upon an involuntary termination within 12 months following a change in control as described below in “Management—Severance and Change of Control Arrangements.” We will also pay his COBRA premiums for six months after his termination date.

We entered into an offer letter in March 2004 with Ms. Gray-Smith. The agreement provides for an annual base salary of $245,000. Her target annual bonus is 30% of her annual base salary upon achievement of certain performance goals established by our Chief Executive Officer and approved by our board of directors. Ms. Gray-Smith is also eligible to receive an after-tax amount of up to $110,000 for costs associated with moving to the San Francisco Bay Area, but this amount must be repaid to us if she resigns within 12 months after her employment start date, unless the employment termination is an involuntary termination that follows a change in control. If we terminate her employment for any reason other than cause, then she will receive an additional six months of vesting acceleration with respect to her option (and the 25% cliff vesting will be replaced by a 1/48th per month vesting schedule if such termination occurs within the first six months of her employment) provided that she will receive this vesting acceleration only if she is not eligible to receive the accelerated vesting of her options upon an involuntary termination within 12 months following a change in control as described below in “Management—Severance and Change of Control Arrangements.” We will also pay her COBRA premiums and she will continue to receive her base salary for six months after her termination date.

Severance and Change of Control Arrangements

See “Management—Employment Agreements” above for a description of the severance arrangements for Messrs. Santel and Feldman, Dr. Pennington and Ms. Gray-Smith.

For Mr. Santel’s option covering 182,579 shares granted in November 2003 and the option covering 250,000 shares granted in August 2004, if we are subject to a change in control and Mr. Santel is involuntarily terminated (a) upon the change in control, (b) within 60 days before the change in control if a person authorized by our board of directors is in discussion with a potential acquiror or (c) within 12 months after the change in control, then he will become vested in 50% of his then unvested option shares. An involuntary termination includes a termination without cause or a resignation following a material reduction in his responsibilities, a reduction in his base salary of more than 10% or relocation of Mr. Santel’s principal workplace by more than 50 miles. Mr. Santel will receive the vesting acceleration described in this paragraph or in the “Management—Employment Agreements” section, whichever results in a greater number of vested shares, but not both.

For Mr. Santel’s options covering 151,498 shares granted in July 2001, if he is terminated without cause or constructively terminated within 12 months after an acquisition, then he will become vested in an additional number of shares, as if he provided an additional 12 months of service.

If Mr. Feldman, Dr. Pennington or Ms. Gray-Smith is subject to an involuntary termination within 12 months following a change in control of CoTherix, then the affected optionee will become vested in an additional number of option shares, as if he or she provided an additional 12 months of service following such termination.

The compensation committee of our board of directors, as plan administrator of the 2004 Equity Incentive Plan, has the authority to provide for accelerated vesting of the shares of common stock subject to outstanding options held by our named executive officers and any other person in connection with certain changes in control of CoTherix.

We entered into a separation agreement with Dr. Harkonen, our former Chief Executive Officer, in June 2004 that included a general release of all claims. Under the separation agreement, Dr. Harkonen will receive his base salary for 12 months in accordance with our standard payroll schedule, and we will pay COBRA premiums for him and his dependents until the earlier of (a) the date when they are no longer eligible for COBRA coverage and (b) the date that is 12 months after his termination date. If he and his dependents do not elect COBRA coverage, we will pay for their health insurance coverage up to the amount we would have paid for his and his dependents’ COBRA coverage. Dr. Harkonen also became vested in a total of 445,440 shares subject to the option that he received when he commenced service as our Chief Executive Officer and these shares were exercised in July 2004.

Equity Benefit Plans

2000 Stock Plan

Our 2000 Stock Plan was adopted by our board of directors in February 2000 and was approved by our stockholders. No further option grants will be made under our 2000 Stock Plan after the effective date of the initial public offering in October 2004. The options outstanding after the effective date of the initial public offering under the 2000 Stock Plan will continue to be governed by their existing terms.

Share Reserve.    We have reserved 3,323,032 shares for issuance under the 2000 Stock Plan. After the effective date of the initial public offering in October 2004, if any options or shares awarded under the 2000 Stock Plan are forfeited or repurchased, those shares are available for grant or award under the 2004 Equity Incentive Plan.

Administration.    Prior to our initial public offering in October 2004, our board of directors administered the 2000 Stock Plan and after this offering, our compensation committee administers the 2000 Stock Plan and has complete discretion to make all decisions relating to our 2000 Stock Plan. Our compensation committee may also reprice outstanding options and modify outstanding awards in other ways.

Eligibility.    Employees, non-employee members of our board of directors and consultants are eligible to participate in our 2000 Stock Plan.

Types of Awards.    Our 2000 Stock Plan provides for incentive and nonstatutory stock options to purchase shares of our common stock and awards of restricted shares of our common stock. The exercise price for incentive stock options and nonstatutory stock options granted under the 2000 Stock Plan may not be less than 100% and 85%, respectively, of the fair market value of our common stock on the option grant date. Optionees may pay the exercise price by using cash, shares of common stock that the optionee already owns, a full-recourse promissory note, an immediate sale of the option shares through a broker designated by us, or a loan from a broker designated by us, secured by the option shares. In most cases, our options vest over a four-year period following the date of grant and generally expire 10 years after they are granted, unless the optionee ceases service with us. Restricted shares may be awarded under the 2000 Stock Plan in return for cash, a full-recourse promissory note, services already provided to us, and, in the case of treasury shares only, services to be provided to us in the future. Restricted shares vest at the times determined by our board of directors.

Change in Control.    If we are merged or consolidated with another company, and such merger or consolidation results in a change in control of CoTherix, an option under the 2000 Stock Plan will be subject to the terms of the merger agreement, which may provide that the option continues, is assumed or substituted, fully vests or is settled for the full value of such option in cash, followed by the cancellation of such option.

Amendments or Termination.    Our board of directors may amend or terminate the 2000 Stock Plan at any time. If our board amends the plan, it does not need to seek stockholder approval of the amendment unless the number of shares reserved under the plan increases or the class of persons eligible for the grant of incentive stock options materially changes. The 2000 Stock Plan will automatically terminate 10 years after the later of its adoption by our board of directors or the most recent share increase approved by our stockholders.

2004 Equity Incentive Plan

Our 2004 Equity Incentive Plan was adopted by our board of directors in February 2004 and approved by our stockholders in June 2004. The 2004 Equity Incentive Plan became effective upon the effectiveness of the registration statement related to our initial public offering in October 2004.

Share Reserve.    We have reserved 1,063,530 shares of our common stock for issuance under the 2004 Equity Incentive Plan. In addition, 91,922 shares remaining available for option grant under the 2000 Stock Plan became part of the reserve under the 2004 Equity Incentive Plan in connection with our initial public offering in October 2004. In general, if options or shares awarded under the 2000 Stock Plan or the 2004 Equity Incentive Plan are forfeited or repurchased, then those options or shares will again become available for grant or award under the 2004 Equity Incentive Plan. In addition, on January 1 of each year, starting in 2005, the number of shares reserved under the 2004 Equity Incentive Plan will automatically increase by the lesser of (a) 531,765 shares and (b) 2.5% of the total number of shares of our common stock then outstanding. On January 1, 2005, an additional 491,042 shares were added to the share reserve under the 2004 Equity Incentive Plan pursuant to this automatic share increase provision.

Administration.    The compensation committee of our board of directors administers the 2004 Equity Incentive Plan. The compensation committee has the complete discretion to make all decisions relating to our 2004 Equity Incentive Plan. The compensation committee may also reprice outstanding options and modify outstanding awards in other ways.

Eligibility.    Employees, non-employee members of our board of directors and consultants are eligible to participate in our 2004 Equity Incentive Plan:

Types of Awards.    Our 2004 Equity Incentive Plan provides for the following types of awards:

•	incentive and nonstatutory stock options to purchase shares of our common stock;

•	stock appreciation rights;

•	restricted shares of our common stock; and

•	stock units.

Options and Stock Appreciation Rights.    The exercise price for incentive stock options and nonstatutory stock options granted under the 2004 Equity Incentive Plan may not be less than 100% and 85%, respectively, of the fair market value of our common stock on the option grant date. A stock option agreement may provide that a new option will be granted automatically to an optionee when he or she exercises a prior option and pays the exercise price with shares of our common stock already owned by such optionee. Optionees may pay the exercise price by using cash, shares of common stock that the optionee already owns, a full-recourse promissory note, an immediate sale of the option shares through a broker designated by us, or a loan from a broker designated by us, secured by the option shares.

Tax Limitations on Incentive Stock Option Grants.    Incentive stock options may be granted only to our employees. The aggregate fair market value, determined at the time of grant, of shares of our common stock with respect to incentive stock options that are exercisable for the first time by an optionee during any calendar year under all of our stock plans may not exceed $100,000. No incentive stock option may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or of any of our affiliates unless the following conditions are satisfied: (a) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant; and (b) the term of the incentive stock option does not exceed five years from the date of grant.

A participant who exercises a stock appreciation right receives the increase in value of our common stock over the base price. The base price for stock appreciation rights granted under the 2004 Equity Incentive Plan shall be determined by our compensation committee. The settlement value of the stock appreciation right may be paid in cash or shares of common stock or a combination of both. Options and stock appreciation rights vest at the times determined by our compensation committee. In most cases, our options and stock appreciation rights will vest over a four-year period following the date of grant. Options and stock appreciation rights generally expire 10 years after they are granted and generally expire earlier if the participant’s service terminates earlier. No participant may receive options or stock appreciation rights under the 2004 Equity Incentive Plan covering more than 606,000 shares in one fiscal year, except that a newly hired employee may receive options or stock appreciation rights covering up to 909,000 shares in the first year of employment.

Restricted Shares and Stock Units.    Restricted shares may be awarded under the 2004 Equity Incentive Plan. Restricted shares vest at the times determined by our compensation committee. No cash consideration shall be required of the award recipients. Stock units may be awarded under the 2004 Equity Incentive Plan. Stock units may be granted in consideration of a reduction in the recipient’s other compensation or in consideration of services rendered. Each award of stock units may or may not be subject to vesting and vesting, if any, shall occur upon satisfaction of the conditions specified by our compensation committee. Settlement of vested stock units may be made in the form of cash, shares of common stock or a combination of both. No participant may receive restricted shares or stock units with performance-based vesting under the 2004 Equity Incentive Plan covering more than 606,000 shares in one fiscal year, except that a newly hired employee may receive such restricted shares or stock units covering up to 909,000 shares in the first year of employment. In addition, no participant may receive stock units of more than $1,000,000 in value in a single year.

Adjustments.    If there is a subdivision of our outstanding shares of common stock, a dividend declared in stock or a combination or consolidation of our outstanding shares of common stock into a lesser number of shares, corresponding adjustments will be automatically made in each of the following: (a) the number of shares of common stock available for future awards under the 2004 Equity Incentive Plan; (b) any limitation on the maximum number of shares of common stock that may be subject to awards in a fiscal year; (c) the number of shares of common stock covered by each outstanding option or stock appreciation right, as well as the exercise price under each such award; (d) the number of shares of common stock covered by the options to be granted under the automatic option grant program; or (e) the number of stock units included in any prior award that has not yet been settled.

Change in Control.    If we are merged or consolidated with another company, and such merger or consolidation results in a change in control of CoTherix, an option or award under the 2004 Equity Incentive Plan will be subject to the terms of the merger agreement, which may provide that the option or award continues, is assumed or substituted, fully vests or is cancelled in exchange for a cash payment equal to the spread between the exercise price and the value of our common stock on the closing date of such merger or consolidation.

Automatic Option Grant Program.    In February 2004, our board of directors approved a program of automatic option grants for non-employee directors under the 2004 Equity Incentive Plan on the terms specified below:

•	Each non-employee director who first joins our board of directors on or after the effective date of this offering (“new director”) will receive an initial option for 18,180 shares of our common stock. The initial grant of this option will occur when the director takes office.

•	Starting in the year after a new director joins our board of directors, each such director will receive an option to purchase 6,060 shares of our common stock on the date of our next three annual stockholders meetings. Starting in their fifth year of service, a director will receive an option to purchase 9,090 shares of our common stock on the date of each subsequent annual stockholders meeting.

•	Each non-employee director who first joined our board of directors before the closing of this offering will receive an option to purchase 6,060 shares of our common stock on the first trading day of 2005; each director who has been on our board for one year or more as of the closing of this offering will receive an option to purchase 9,090 shares of our common stock on the first trading day of each year, starting in 2006; and each director who has been on our board for less than one year as of the closing of this offering will receive an option to purchase 6,060 shares of our common stock on the first trading day of 2006 and an option to purchase 9,090 shares of our common stock on the first trading day of each year, starting in 2007.

•	Provided that the director continues in service with us, each initial option grant vests in twelve equal quarterly installments following the vesting commencement date, and each annual option grant vests in four equal quarterly installments following the vesting commencement date.

•	Options granted to non-employee directors under the 2004 Equity Incentive Plan will become fully vested upon a change in control of CoTherix or upon the director’s death, total and permanent disability or retirement at or after age 65.

•	The exercise price of each non-employee director’s option will be equal to the fair market value of our common stock on the option grant date. A director may pay the exercise price by using cash, shares of common stock that the director already owns, or an immediate sale of the option shares through a broker designated by us. The non-employee director’s options have a 10-year term and expire 12 months after the director leaves our board of directors for any reason.

Amendments or Termination.    Our board of directors may amend or terminate the 2004 Equity Incentive Plan at any time. If our board amends the plan, it does not need to seek stockholder approval of the amendment unless applicable law requires it. The 2004 Equity Incentive Plan will terminate on the tenth anniversary of its adoption date, unless our board decides to terminate the plan earlier.

Employee Stock Purchase Plan

Our Employee Stock Purchase Plan was adopted by our board of directors in February 2004 and amended in May 2004 and approved by our stockholders in June 2004. Our Employee Stock Purchase Plan became effective upon the effectiveness of the registration statement related to the initial public offering in October 2004. Our Employee Stock Purchase Plan is intended to qualify under Section 423 of the Internal Revenue Code.

Share Reserve.    We have reserved 293,352 shares of our common stock for issuance under our Employee Stock Purchase Plan. In addition, on January 1 of each year, starting with the year 2005, the number of shares in the reserve under our Employee Stock Purchase Plan will automatically increase by the lesser of (i) 0.75% of the total number of shares of our common stock then outstanding, or (ii) 159,529 shares. On January 1, 2005, an additional 147,312 shares were added to the share reserve under our Employee Stock Purchase Plan pursuant to this automatic share increase provision.

Administration.    The compensation committee of our board of directors administers the Employee Stock Purchase Plan.

Eligibility.    All of our employees are eligible to participate if we employ them for more than 20 hours per week and for more than five months per year. Eligible employees may begin participating in the Employee Stock Purchase Plan at the start of any offering period.

Offering Periods.    Each offering period will last a maximum number of months, as determined by our compensation committee, which will not exceed 12 months. A new offering period will begin periodically, as determined by our compensation committee. Offering periods may overlap or may be consecutive. The first offering period will start on the date selected by our compensation committee but will not be earlier than the effective date of the registration statement related to this offering.

Amount of Contributions.    Our Employee Stock Purchase Plan permits eligible employees to purchase common stock through payroll deductions. An employee’s payroll deductions may not exceed 15% of the employee’s annual cash compensation. Purchases of our common stock will generally occur on the last day of the accumulation period selected by our compensation committee. Each participant may purchase up to the maximum number of shares determined by our compensation committee on any purchase date, not to exceed 781 shares. The value of the shares purchased in any calendar year may not exceed $25,000.

Purchase Price.    The price of each share of common stock purchased under our Employee Stock Purchase Plan will be determined by our compensation committee but will not be less than 85% of the lower of:

•	the fair market value per share of our common stock on the date immediately before the first day of the applicable offering period, or

•	the fair market value per share of our common stock on the purchase date.

Adjustments.    The total number of shares of our common stock offered under our Employee Stock Purchase Plan, the 781-share limitation on each purchase date and the price of shares of our common stock that any participant has elected to purchase will be adjusted proportionately for any increase or decrease in the number of outstanding shares of our common stock resulting from a subdivision or consolidation of shares or the payment of a stock dividend, any other increase or decrease in such shares effected without receipt or payment of consideration by us, the distribution of the shares of a subsidiary to our stockholders or a similar event.

Other Provisions.    Employees may end their participation in our Employee Stock Purchase Plan at any time. Participation ends automatically upon termination of employment with us. If a change in control of CoTherix occurs, our Employee Stock Purchase Plan will end and shares will be purchased with the payroll deductions accumulated to date by participating employees. Our board of directors may amend or terminate our Employee Stock Purchase Plan at any time. If our board of directors increases the number of shares of common stock reserved for issuance under our Employee Stock Purchase Plan, except for the automatic increases described above, it must seek the approval of our stockholders.

401(k) Retirement and Deferred Savings Plan

We maintain a retirement and deferred savings plan, which is intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code. This plan allows each participant to contribute up to 20% of his or her pre-

tax compensation, up to a statutory limit, which is $13,000 (or $16,000 for employees over 50 years of age) in calendar year 2004. Under the plan, each employee is fully vested in his or her deferred salary contributions. The plan also permits us to make discretionary contributions and matching contributions. To date, we have not made any discretionary or matching contributions to the plan on behalf of participating employees.

Limitation of Liability and Indemnification of Officers and Directors

As permitted by Delaware law, we have adopted provisions in our amended and restated certificate of incorporation and bylaws, both of which will become effective upon the closing of this offering, that limit or eliminate the personal liability of our directors and officers to the fullest extent permitted by Delaware law, as it now exists or may in the future be amended, and against all expenses and liabilities reasonably incurred in connection with their service for or on behalf of CoTherix. In addition, the new amended and restated certificate of incorporation provides that our directors will not be personally liable for monetary damages to us for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to us or our stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper personal benefit from their action as directors. We maintain liability insurance which insures our directors and officers against certain losses and which insures us against our obligations to indemnify our directors and officers.

In addition, we have entered into separate indemnification agreements with each of our directors and officers. These agreements, among other things, require us to indemnify each director and officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the director or officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person’s services as a director or officer. At present, we are not aware of any pending or threatened litigation or proceeding involving any of our directors, officer, employees or agents in which indemnification would be required or permitted. We believe provisions in our new amended and restated certificate of incorporation and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Capital Stock Issuances Prior to the Closing of Our Initial Public Offering

From our inception through December 31, 2004, the following executive officers, directors and holders of more than 5% of our voting securities have purchased securities in the amounts as of the dates set forth below.

	Common Stock		Series A Preferred Stock(1)	Series B Preferred Stock(1)	Series C Preferred Stock(1)
Directors and Executive Officers
Bradford S. Goodwin	39,390		—	—	—
James E. Pennington, M.D.	91,818		—	—	—
James I. Healy, M.D., Ph.D.	39,390		—	—	—
Donald J. Santel	69,690		—	—	—
Nicholas J. Simon, III	3,030		—	—	—
Christine E. Gray-Smith	3,030		—	—	—

Entities Affiliated with Directors(2)
Entities affiliated with Alta Partners(3)	142,291		—	673,332	2,349,116
Entities affiliated with MPM Capital(4)	—		—	—	3,220,278
Entities affiliated with Sofinnova Venture Partners(5)	142,177		—	673,332	1,073,424

Other 5% Stockholders
Entities affiliated with Frazier Healthcare(6)	—		—	—	966,083
Entities affiliated with Sofinnova Capital IV FCPR	—		—	—	1,275,693

Price Per Share	$0.005-4.2904	(7)	$2.475	$4.455	$5.693	(8)
Date(s) of Purchase	02/00-4/04		03/00 and 11/00	04/01 and 06/01	10/03 and 02/04

(1)	Upon the consummation of our initial public offering in October 2004 each share of Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock was converted into 1.0382, 1.0626 and 1.0686 shares of common stock, respectively.
(2)	Unless otherwise noted, shares held by affiliated persons and entities have been combined for the purposes of this chart.
(3)	Includes shares of our common stock, Series B and Series C redeemable convertible preferred stock held by Alta California Partners III, L.P. and Alta Embarcadero Partners III, LLC and shares of our Series C redeemable convertible preferred stock held by Alta Bio Pharma Partners III, L.P., Alta Bio Pharma Partners GmbH & Co. Beteiligungs KG and Alta Embarcadero Bio Pharma Partners III, LLC. Reflects the conversion of convertible promissory notes issued to Alta California Partners III, L.P. and Alta Embarcadero Partners III, LLC in June and August 2003 in the aggregate principal amount of $576,163. The principal and interest of these convertible promissory notes were converted into shares of our Series C redeemable convertible preferred stock in October 2003 at a weighted average price of $3.581 per share. Also reflects the conversion and cancellation of warrants to purchase shares of our redeemable convertible preferred stock issued to Alta California Partners III, L.P. and Alta Embarcadero Partners III, LLC into 142,291 shares of our common stock in October 2003. Daniel S. Janney, one of our directors, is a managing director of Alta California Management Partners III, LLC, the general partner of Alta California Partners III, L.P. and a manager of Alta Embarcadero Partners III, LLC.
(4)	Includes shares held by MPM Bioventures III-QP, L.P., MPM Bioventures III, L.P., MPM Bioventures III Parallel Fund, L.P., MPM Bioventures III GmbH & Co. Beteiligungs KG and MPM Asset Management

Investors 2003 BVIII LLC. MPM BioVentures III GP, L.P. and MPM BioVentures III LLC are the direct and indirect general partners of MPM BioVentures III-QP, L.P., MPM BioVentures GmbH & Co. Beteiligungs KG, MPM BioVentures III, L.P., and MPM BioVentures III Parallel Fund, L.P. Nicholas J. Simon, III, one of our directors, is a general partner at MPM Asset Management LLC, Investors 2003 BVIII LLC and holds voting and dispositive power for the shares held of record by MPM BioVentures III LLC.

(5)	Includes shares held by Sofinnova Venture Partners V, L.P., Sofinnova Venture Affiliates V, L.P. and Sofinnova Venture Principals V, L.P. Reflects the conversion of convertible promissory notes issued to Sofinnova Venture Partners V, L.P., Sofinnova Venture Affiliates V, L.P. and Sofinnova Venture Principals V, L.P. in June and August 2003 in the aggregate principal amount of $575,838. The principal and interest of these convertible promissory notes were converted into shares of our Series C redeemable convertible preferred stock in October 2003 at a weighted average price of $3.581 per share. Also, reflects the conversion and cancellation of warrants to purchase shares of our redeemable convertible preferred stock issued to Sofinnova Venture Partners V, L.P., Sofinnova Venture Affiliates V, L.P. and Sofinnova Venture Principals V, L.P. into 142,177 shares of our common stock in October 2003. James I. Healy, M.D., Ph.D., one of our directors, is a managing director of Sofinnova Management V, LLC, the general partner of Sofinnova Venture Partners V, L.P., Sofinnova Venture Affiliates V, L.P. and Sofinnova Venture Principals V, L.P.
(6)	Includes shares held by Frazier Healthcare IV, L.P. and Frazier Affiliates IV, L.P.
(7)	The consideration for the common stock issued in October 2003 to Alta California Partners III, L.P., Sofinnova Venture Partners V, L.P., and certain of our other stockholders and as described in footnotes 3 and 5 above was the conversion and cancellation of warrants to purchase shares of our redeemable convertible preferred stock then held by such stockholders.
(8)	$5.693 is the stated purchase price of our shares of Series C redeemable convertible preferred stock. The price per share indicated for the sales of shares of our Series C redeemable convertible preferred stock does not reflect the rate at which the convertible promissory notes that were issued in June and August 2003 converted into shares of our Series C redeemable convertible preferred stock.

Purchases of Shares in Our Initial Public Offering

Certain of our existing stockholders that are affiliated with certain of our directors and holders of 5% or more of our outstanding common stock purchased an aggregate of 1,657,562 shares in our initial public offering at the offering price of $6.00 per share. Specifically, in October 2004 we issued the following shares to the following stockholders:

Common Stock
Entities Affiliated with Directors(1)
Alta California Partners III, L.P.(2)	358,426
Entities affiliated with MPM Capital(3)	554,617
Entities affiliated with Sofinnova Venture Partners(4)	358,426

Other 5% Stockholders
Entities affiliated with Frazier Healthcare(5)	166,385
Entities affiliated with Sofinnova Capital IV FCPR	219,708

(1)	Unless otherwise noted, shares held by affiliated persons and entities have been combined for the purposes of this chart.
(2)	Daniel S. Janney, one of our directors, is a managing director of Alta California Management Partners III, LLC, the general partner of Alta California Partners III, L.P.
(3)

Includes shares held by MPM Bioventures III-QP, L.P. and MPM Bioventures III, L.P., MPM Bioventures III Parallel Fund, L.P., MPM Bioventures III GmbH & Co. Beteiligungs KG and MPM Asset Management Investors 2003 BVIII LLC. MPM BioVentures III GP, L.P. and MPM BioVentures III LLC are the direct and indirect general partners of MPM BioVentures III-QP, L.P., MPM BioVentures GmbH & Co.

Beteiligungs KG, MPM BioVentures III, L.P., and MPM BioVentures III Parallel Fund, L.P. Nicholas J. Simon, III, one of our directors, is a general partner at MPM Asset Management LLC and holds voting and dispositive power for the shares held of record by MPM BioVentures III LLC.

(4)	Includes shares held by Sofinnova Venture Partners V, L.P., Sofinnova Venture Affiliates V, L.P. and Sofinnova Venture Principals V, L.P. James I. Healy, M.D., Ph.D., one of our directors, is a managing director of Sofinnova Management V, LLC, the general partner of Sofinnova Venture Partners V, L.P., Sofinnova Venture Affiliates V, L.P. and Sofinnova Venture Principals V, L.P.
(5)	Includes shares held by Frazier Healthcare IV, L.P. and Frazier Affiliates IV, L.P.

Investor Rights Agreement

We have entered into an investor rights agreement with certain of our stockholders, including the individuals and entities described above. Pursuant to the investor rights agreement, if we propose to register any of our securities under the Securities Act either for our own account or for the account of other securityholders after this offering, subject to certain conditions and limitations, the holders of registration rights will be entitled to include their shares of common stock. In addition, holders of registration rights may require us on not more than two occasions, to file a registration statement under the Securities Act with respect to their shares of common stock. These rights have been waived in connection with this offering. Further, the holders of registration rights may require us to register their shares on Form S-3 when this form becomes available to us. These rights shall terminate altogether five years after the effective date of the closing of our initial public offering, and, with respect to each holder of such rights, on the date when such holder holds less than 1% of our outstanding shares of common stock and is able to sell within a three-month period all of its shares pursuant to Rule 144 under the Securities Act. These registration rights are subject to certain conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under certain circumstances.

Consulting Agreement

In February 2000, we entered into a consulting agreement with Gerard Turino, M.D., then one of our directors. Since February 2000, we have paid Dr. Turino $6,250 per month for consulting work related to the development of CTX-100. Dr. Turino resigned as a director in October 2003. In February 2004, we entered into a new agreement with Dr. Turino on substantially the same terms as the February 2000 agreement.

Indemnification Agreements

We have entered into separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our amended and restated bylaws. See “Management—Limitations on Director’s Liability and Indemnification Agreements.”

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information known to us regarding beneficial ownership of our common stock as of December 31, 2004 and as adjusted to reflect the sale of the shares of common stock in this offering and the conversion of all outstanding shares of our convertible preferred stock by:

•	each person known by us to be the beneficial owner of more than 5% of any class of our voting securities;

•	our named executive officers;

•	each of our directors; and

•	all executive officers and directors as a group.

Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he or she possesses sole or shared voting or investment power of that security, and includes options and warrants that are currently exercisable within 60 days. Information with respect to beneficial ownership has been furnished to us by each, director, executive officer or 5% or more stockholder, as the case may be. Unless otherwise indicated, to our knowledge, each stockholder possesses sole voting and investment power over the shares listed, except for shares owned jointly with that person’s spouse.

This table lists applicable percentage ownership based on 19,641,711 shares of common stock outstanding as of December 31, 2004, including shares of preferred stock, on an as-converted basis, and also lists applicable percentage ownership based on 23,641,711 shares of common stock outstanding after the closing of this offering. Options to purchase shares of our common stock that are exercisable within 60 days of December 31, 2004, are deemed to be beneficially owned by the persons holding these options for the purpose of computing percentage ownership of that person, but are not treated as outstanding for the purpose of computing any other person’s ownership percentage.

Unless otherwise indicated, the address for each of the stockholders in the table is c/o CoTherix, Inc, 5000 Shoreline Court, Suite 101, South San Francisco, California 94080.

Name and Address of Beneficial Owner	Shares of Common Stock Beneficially Owned(1)	Shares Issuable Pursuant to Options Exercisable Within 60 Days of December 31, 2004	Percentage of Shares Beneficially Owned
			Before Offering	After Offering
5% Stockholders
Entities affiliated with MPM Capital(2) 601 Gateway Boulevard, Suite 350 South San Francisco, CA 94080	3,995,804	—	20.34%	16.90%
Entities affiliated with Alta Partners(3) One Embarcadero Center, Suite 4050 San Francisco, CA 94111	3,726,463	—	18.97	15.76
Entities affiliated with Sofinnova Venture Partners(4) 140 Geary Street, 10th Floor San Francisco, CA 94108	2,363,144	—	12.03	10.00
Sofinnova Capital IV FCPR(5) 17 rue de Surene 75008 Paris France	1,539,913	—	7.84	6.51
Entities affiliated with Frazier Healthcare(6) 601 Union Street, Suite 3200 Seattle, WA 98101	1,198,740	—	6.10	5.07

Executive Officers and Directors
Donald J. Santel(7)	555,386	485,696	2.76%	2.30%
Thomas L. Feldman	362,720	362,720	1.81	1.51
James E. Pennington, M.D.(8)	183,636	91,818	*	*
Christine E. Gray-Smith(9)	90,037	87,007	*	*
Robert B. Chess	39,390	39,390	*	*
Bradford S. Goodwin(10)	39,390	—	*	*
James I. Healy, M.D., Ph.D.(5)(11)	2,402,534	—	12.23	10.16
Daniel S. Janney(4)	3,765,853	39,390	19.13	15.90
Nicholas J. Simon, III(3)(12)	4,038,224	39,390	20.52	17.05
David W. Gryska	18,180	18,180	*	*
W. Scott Harkonen, M.D.(13) 730 Polhemus Road, Suite 101 San Mateo, CA 94402	460,700	—	2.35	1.95
All executive officers and directors as a group (10 persons)	11,956,050	1,163,591	57.47	48.20

*	Represents beneficial ownership of less than one percent of our outstanding common stock.
(1)	Includes shares of our common stock issuable pursuant to options exercisable within 60 days of December 31, 2004.
(2)	Includes 3,326,207 shares held of record by MPM Bioventures III-QP, L.P., 223,643 shares held of record by MPM BioVentures III, L.P., 100,452 shares held of record by MPM BioVentures III Parallel Fund, L.P., 281,104 shares held of record by MPM BioVentures III GmbH & Co. Beteiligungs KG and 64,398 shares held of record by MPM Asset Management Investors 2003 BVIII LLC. MPM BioVentures III GP, L.P. and MPM BioVentures III LLC are the direct and indirect general partners of MPM BioVentures III-QP, L.P., MPM BioVentures GmbH & Co. Beteiligungs KG, MPM BioVentures III, L.P., and MPM BioVentures III Parallel Fund, L.P. Mr. Simon, one of our directors, is a general partner at MPM Asset Management LLC and holds voting and dispositive power for the shares held of record by MPM BioVentures III LLC. Mr. Simon disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.

(3)	Includes 2,301,037 shares held of record by Alta California Partners III, L.P., 62,226 shares held of record by Alta Embarcadero Partners III, LLC, 1,248,583 shares of record held by Alta BioPharma Partners III, L.P., 83,851 shares held by Alta BioPharma Partners GmbH & Co. Beteiligungs KG and 30,766 shares held by Alta Embarcadero BioPharma Partners III, LLC. Certain principals of Alta Partners II, Inc. are managing directors of Alta California Management Partners III, LLC (which is the general partner of Alta California Partners III, L.P.), managers of Alta Embarcadero Partners III, LLC, directors of Alta BioPharma Management Partners III, LLC (which is the general partner of Alta BioPharma Partners III, L.P. and Alta BioPharma Partners III GmbH & Co. Beteiligungs KG), and managers of Alta BioPharma Partners III, LLC. As managing directors and managers of such funds, they may be deemed to share voting and investment powers over the shares held by the funds. The principals of Alta Partners II, Inc. disclaim beneficial ownership of all such shares held by the foregoing funds, except to the extent of their proportionate pecuniary interests therein. Mr. Janney, one of our directors, is a managing director of Alta California Management Partners III, LLC, the general partner of Alta California Partners III, L.P. and a manager of Alta Embarcadero Partners III, LLC. Mr. Janney disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.
(4)	Includes 2,254,413 shares held of record by Sofinnova Venture Partners V, L.P., 74,167 shares held of record by Sofinnova Venture Affiliates V, L.P. and 34,564 shares held of record by Sofinnova Venture Principals V, L.P. Sofinnova Management V, LLC is the general partner of Sofinnova Venture Partners V, L.P., Sofinnova Venture Affiliates V, L.P., and Sofinnova Venture Principals V, L.P. Dr. Healy, one of our directors, is a managing director of Sofinnova Management V, LLC. Sofinnova Management V, LLC has a nominal pecuniary interest in Sofinnova Capital IV FCPR. Dr. Healy disclaims beneficial ownership of any of the shares held by the aforementioned parties, except to the extent of his pecuniary interest therein.
(5)	The managing members of Sofinnova Capital IV FCPR have a nominal pecuniary interest in Sofinnova Management V, LLC.
(6)	Includes 1,192,688 shares held of record by Frazier Healthcare IV, L.P. and 6,052 shares held of record by Frazier Affiliates IV, L.P.
(7)	Includes 69,690 shares held in a trust for the benefit of Mr. Santel.
(8)	Includes 91,818 shares held in a trust for the benefit of Dr. Pennington.
(9)	Includes 3,030 shares held as community property for the benefit of Mrs. Gray-Smith and Mr. Brad Gray-Smith.
(10)	Includes 39,390 shares held by Mr. Goodwin and his wife as joint tenants. Mr. Goodwin holds a limited partnership interest in Sofinnova Venture Affiliates V, L.P., a beneficial owner of more than 5% of our voting securities. Mr. Goodwin disclaims beneficial ownership of any shares of our capital stock held by Sofinnova Venture Affiliates V, L.P., except to the extent of his pecuniary interest therein.
(11)	Dr. Healy is a shareholder of the general partner of Sofinnova Capital IV FCPR, a beneficial owner of more than 5% of our voting securities. In addition, Dr. Healy holds a limited partnership interest in Alta Embarcadero Partners III, LLC, a beneficial owner of more than 5% of our voting securities. Dr. Healy disclaims beneficial ownership of any shares of our capital stock held by Sofinnova Capital IV FCPR and Alta Embarcadero Partners III, LLC, except to the extent of his pecuniary interest therein.
(12)	Mr. Simon holds a limited partnership interest in Sofinnova Venture Affiliates V, L.P., a beneficial owner of more than 5% of our voting securities. Mr. Simon disclaims beneficial ownership of any shares of our capital stock held by Sofinnova Venture Affiliates V, L.P., except to the extent of his pecuniary interest therein.
(13)	Dr. Harkonen resigned as our Chairman of the Board and Chief Executive Officer on June 25, 2004. Pursuant to a separation agreement, Dr. Harkonen became vested in 274,680 shares of common stock pursuant to options previously granted to him. Dr. Harkonen exercised these options and acquired these 274,680 shares of common stock on July 29, 2004.

DESCRIPTION OF CAPITAL STOCK

We are authorized to issue 100,000,000 shares of common stock, $0.001 par value, and 10,000,000 shares of preferred stock, $0.001 par value. The following description of our capital stock is not complete and is subject to and qualified in its entirety by our amended and restated certificate of incorporation and amended and restated bylaws and by the provisions of applicable Delaware law. Our amended and restated certificate of incorporation and amended and restated bylaws are included as exhibits to the registration statement of which this prospectus is a part.

Common Stock

As of December 31, 2004, we had 19,641,711 shares of common stock outstanding, held by 74 stockholders of record as of such date. In addition, as of December 31, 2004, there were 2,436,031 shares of common stock subject to outstanding options. Upon the closing of this offering, there will be 23,641,711 shares of common stock outstanding, assuming no exercise of the underwriter’s over-allotment option or additional exercise of outstanding options.

The holders of common stock are each entitled to one vote per share on all matters to be voted upon by our stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably any dividends that may be declared by the board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding preferred stock. Our common stock has no preemptive or conversion rights, other subscription rights, or redemption or sinking fund provisions. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued upon the closing of this offering will be fully paid and non-assessable.

Preferred Stock

Our board of directors has the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any such series (but not below the number of shares of such series then outstanding). Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of CoTherix and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock.

Registration Rights

We have entered into an investor rights agreement with certain of our stockholders, including the individuals and entities described above. Pursuant to the investor rights agreement, if we propose to register any of our securities under the Securities Act either for our own account or for the account of other securityholders, subject to certain conditions and limitations, the holders of registration rights will be entitled to include their shares of common stock. In addition, holders of registration rights may require us on not more than two occasions, to file a registration statement under the Securities Act with respect to their shares of common stock. These rights have been waived in connection with this offering. Further, the holders of registration rights may require us to register their shares on Form S-3 when this form becomes available to us. These rights shall terminate altogether five years after the effective date of the closing of our initial public offering, and, with respect to each holder of such rights, on the date when such holder holds less than 1% of our outstanding shares of common stock and is able to sell within a three-month period all of its shares pursuant to Rule 144 under the Securities Act. These registration rights are subject to certain conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under certain circumstances.

Delaware Anti-Takeover Law and Our Certificate of Incorporation and Bylaw Provisions

Provisions of Delaware law and our certificate of incorporation and bylaws could make more difficult our acquisition by a third party and the removal of our incumbent officers and directors. These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of CoTherix to first negotiate with us. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited acquisition proposal outweigh the disadvantages of discouraging such proposals because, among other things, negotiation could result in an improvement of their terms.

We are subject to Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions. In general, Section 203 prohibits a Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder, unless:

•	the board of directors approved the transaction in which such stockholder became an interested stockholder prior to the date the interested stockholder attained such status;

•	upon consummation of the transaction that resulted in the stockholder’s becoming an interested stockholder, he or she owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers; or

•	on or subsequent to such date the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders.

A “business combination” generally includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. In general, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation’s voting stock.

Our certificate of incorporation and bylaws do not provide for the right of stockholders to act by written consent without a meeting or for cumulative voting in the election of directors. Our bylaws provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide timely notice in writing. Our bylaws also specify requirements as to the form and content of a stockholders’ notice. These provisions may delay or preclude stockholders from bringing matters before a meeting of stockholders or from making nominations for directors at a meeting of stockholders which could delay or deter takeover attempts or changes in management. In addition, our bylaws provide that special meetings of the stockholders can only be called by our Chairman of the Board, our Chief Executive Officer, or our board of directors. Our certificate of incorporation that will be in effect following the offering will divide our board of directors into three classes, each with staggered three-year terms. As a result, only one class of directors, consisting of two to three directors per class, will be elected at each annual meeting of stockholders. Each of the two other classes of directors will continue to serve for the remainder of its respective three-year term. These provisions, which require the vote of stockholders holding at least a majority of the outstanding common stock to amend, may have the effect of deterring hostile takeovers or delaying changes in our management.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is EquiServe Trust Company, N.A. The transfer agent’s address is 250 Royall Street, Mail Stop 45-02-62, Canton, MA 02021.

Nasdaq National Market Quotation

Our common stock is quoted on the Nasdaq National Market under the trading symbol “CTRX.”

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices from time to time. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of certain contractual and legal restrictions on resale described below, sales of substantial amounts of our common stock in the public market after the restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

Sales of Restricted Shares

Based on shares outstanding on December 31, 2004, upon the closing of this offering, we will have outstanding an aggregate of 23,641,711 shares of common stock, assuming no exercise of the underwriters’ over-allotment option and no exercise of options outstanding prior to the closing of this offering. Of these shares, the 4,000,000 shares sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, unless one of our existing stockholders or affiliates, as that term is defined in Rule 144 under the Securities Act, purchases such shares. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 of the Securities Act, which are summarized below. All of these restricted shares will be available for resale in the public market in reliance on Rules 144, 144(k) and 701 at various times following effectiveness subject in some cases to volume and other limits and the terms of the lock-up agreements described below. The table below sets forth the approximate number of shares eligible for future sale based on our shares outstanding on December 31, 2004 and shares sold in this offering.

Days after Effective Date of this Prospectus	Approximate Additional Number of Shares Becoming Eligible for Future Sale	Comment
On effectiveness	9,070,698	Freely tradable shares sold in this offering and in our initial public offering; shares eligible for sale under Rule 144(k) that are not locked up

Upon the expiration of existing lock-up agreements, which shares become eligible for sale on April 14, 2005	2,653,135	Shares eligible for sale under Rules 144, 144(k) or 701 and are released from prior lock-up agreements

At various times after 90 days following effectiveness	11,917,878	Lock-up released; shares eligible for sale under Rules 144, 144(k) or 701

Additionally, of the 2,436,031 shares of our common stock issuable upon exercise of options outstanding as of December 31, 2004, approximately 687,813 shares will be vested and eligible for sale 90 days after the closing of this offering.

Under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned restricted shares for at least one year and has complied with the requirements described below would be entitled to sell some of its shares within any three-month period. That number of shares cannot exceed the greater of one percent of the number of shares of our common stock then outstanding, which will equal approximately 236,417 shares immediately after the closing of this offering, or the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 reporting the sale. Sales under Rule 144 are also restricted by manner of sale provisions, notice requirements and the availability of current public information about our company. Rule 144 also provides that our affiliates who are selling shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares with the exception of the holding period requirement.

Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Accordingly, unless otherwise restricted, these shares may be sold immediately upon the closing of this offering.

Options

Rule 701 provides that the shares of our common stock acquired upon the exercise of currently outstanding options or other rights granted under our equity plans may be resold, to the extent not restricted by the terms of the lock-up agreements, by persons, other than affiliates, beginning 90 days after the date of this prospectus, restricted only by the manner of sale provisions of Rule 144, and by affiliates in accordance with Rule 144, without compliance with its one-year minimum holding period. As of December 31, 2004, we had an aggregate of 999,090 shares of common stock available for issuance under our 2004 Equity Incentive Plan and 293,352 shares of our common stock available for issuance under our 2004 Employee Stock Purchase Plan. As of December 31, 2004, options to purchase a total of 2,436,031 shares of our common stock were outstanding under our existing equity plans, of which approximately 446,924 were vested and exercisable. All of the shares issued or issuable upon exercise of these outstanding options are restricted by the terms of the lock-up agreements as described below.

We have filed a registration statement on Form S-8 under the Securities Act with the Securities and Exchange Commission to register all shares of our common stock which have been reserved for issuance under our stock option plans and employee stock purchase plan. The registration statement is effective. Accordingly, shares covered by this registration statement are eligible for sale in the public market subject to Rule 144 volume limitations applicable to our affiliates, and upon the expiration or release from the terms of the lock-up agreements, to the extent applicable, or subject in certain cases to vesting of such shares.

Lock-up Agreements

Each of our directors, officers and certain of our stockholders, including stockholders affiliated with certain of our directors, which directors, officers and stockholders held in aggregate approximately 61% of our outstanding common stock as of December 31, 2004, have agreed, subject to specified exceptions, that without the prior written consent of CIBC World Markets Corp. and Piper Jaffray & Co., they will not sell or otherwise dispose of, directly or indirectly, any shares of our capital stock or any securities convertible into or exchangeable or exercisable shares of our capital stock or any other rights to purchase or acquire our capital stock for a period of 90 days from the effective date of the registration statement for this offering. CIBC World Markets Corp. and Piper Jaffray & Co., may, in their sole discretion, permit early release of shares subject to the lock-up agreements. In considering any request to release shares subject to a lock-up agreement, CIBC World Markets Corp. and Piper Jaffray & Co. will consider the possible impact of the release of the shares on the trading price of the stock sold in the offering. In addition to the 90-day lock-up agreements described above, our stockholders holding an aggregate of an additional approximately 14% of our outstanding common stock as of December 31, 2004, agreed, subject to specified exceptions, that they will not sell or otherwise transfer, any shares of our capital stock or any securities convertible into or exchangeable or exercisable for shares of our capital stock or any other rights to purchase or acquire our capital stock before April 14, 2005 without the prior written consent of CIBC World Markets Corp. and Piper Jaffray & Co.

Registration Rights

The holders of up to 13,563,266 shares of our outstanding common stock as of December 31, 2004, are entitled to rights with respect to the registration of their shares under the Securities Act. Registration of their shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates, immediately upon the effectiveness of this registration. These rights have been waived in connection with this offering. See “Description of Capital Stock—Registration Rights.”

UNDERWRITING

We have entered into an underwriting agreement with the underwriters named below. CIBC World Markets Corp. and Piper Jaffray & Co. are acting as representatives of the underwriters.

The underwriting agreement provides for the purchase of a specific number of shares of common stock by each of the underwriters. The underwriters’ obligations are several, which means that each underwriter is required to purchase a specified number of shares, but is not responsible for the commitment of any other underwriter to purchase shares. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase the number of shares of common stock set forth opposite its name below:

Underwriter	Number of Shares
CIBC World Markets Corp.
Piper Jaffray & Co.
Needham & Company, Inc.
Thomas Weisel Partners LLC

Total

The underwriters have agreed to purchase all of the shares offered by this prospectus (other than those covered by the over-allotment option described below) if any are purchased. Under the underwriting agreement, if an underwriter defaults in its commitment to purchase shares, the commitments of non-defaulting underwriters may be increased or the underwriting agreement may be terminated, depending on the circumstances.

The shares should be ready for delivery on or about                      against payment in immediately available funds. The underwriters are offering the shares subject to various conditions and may reject all or part of any order.

The representatives have advised us that the underwriters propose to offer the shares directly to the public at the public offering price that appears on the cover page of this prospectus. In addition, the representatives may offer some of the shares to other securities dealers at such price less a concession of $     per share. The underwriters may also allow, and such dealers may reallow, a concession not in excess of $             per share to other dealers. After the shares are released for sale to the public, the representatives may change the offering price and other selling terms at various times.

We have granted the underwriters an over-allotment option. This option, which is exercisable for up to 30 days after the date of this prospectus, permits the underwriters to purchase a maximum of              additional shares from us to cover over-allotments. If the underwriters exercise all or part of this option, they will purchase shares covered by the option at the public offering price that appears on the cover page of this prospectus, less the underwriting discount. If this option is exercised in full, the total price to the public will be $             million and the total proceeds to us will be $             million. The underwriters have severally agreed that, to the extent the over-allotment option is exercised, they will each purchase a number of additional shares proportionate to the underwriter’s initial amount reflected in the foregoing table.

The following table provides information regarding the amount of the discount to be paid to the underwriters by us:

	Per Share	Total Without Exercise of Over- Allotment Option	Total With Full Exercise of Over- Allotment Option
(in thousands, except per share data)
Underwriting discounts and commissions paid by us	$	$	$

We estimate that our total expenses of the offering, excluding the underwriting discount, will be approximately $650,000. We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We, our officers and directors and substantially all other stockholders previously agreed to a 180-day “lock-up” from October 15, 2004 with respect to 14,518,557 shares of common stock and other of our securities that they beneficially own, including securities that are convertible into shares of common stock and securities that are exchangeable or exercisable for shares of common stock. This means that, for a period of 180 days from October 15, 2004, we and such persons may not offer, sell, pledge or otherwise dispose of these securities without the prior written consent of CIBC World Markets Corp. and Piper Jaffray & Co.

In addition, we, our affiliates and directors and certain stockholders, holding an aggregate of 11,917,878 shares of our common stock, have agreed to a 90-day “lock-up” from the date of this prospectus of shares of common stock and other of our securities that they beneficially own, including securities that are exchangeable or exercisable for shares of common stock. This means that, for a period of 90 days following the date of this prospectus, we and such persons may not offer, sell, pledge or otherwise dispose of these securities without the prior written consent of CIBC World Markets Corp. and Piper Jaffray & Co.

Rules of the Securities and Exchange Commission may limit the ability of the underwriters to bid for or purchase shares before the distribution of the shares is completed. However, the underwriters may engage in the following activities in accordance with the rules:

•	Stabilizing transactions—The representatives may make bids or purchases for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

•	Over-allotments and syndicate covering transactions—The underwriters may sell more shares of our common stock in connection with this offering than the number of shares that they have committed to purchase. This over-allotment creates a short position for the underwriters. This short sales position may involve either “covered” short sales or “naked” short sales. Covered short sales are short sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares in this offering described above. The underwriters may close out any covered short position either by exercising their over-allotment option or by purchasing shares in the open market. To determine how they will close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market, as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are short sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that, in the open market after pricing, there may be downward pressure on the price of the shares that could adversely affect investors who purchase shares in this offering.

•	Penalty bids—If the representatives purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering.

•	Passive market making—Market makers in the shares who are underwriters or prospective underwriters may make bids for or purchases of shares, subject to limitations, until the time, if ever, at which a stabilizing bid is made.

A prospectus in electronic format may be made available on a website maintained by one or more of the representatives of the underwriters and may also be made available on a website maintained by other underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives of the underwriters to underwriters that may make Internet distributions on the same basis as other allocations.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales or to stabilize the market price of our common stock may have the effect of raising or maintaining the market price of our common stock or preventing or mitigating a decline in the market price of our common stock. As a result, the price of the shares of our common stock may be higher than the price that might otherwise exist in the open market. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages resales of the shares.

Neither we nor the underwriters makes any representation or prediction as to the effect that the transactions described above may have on the price of the shares. These transactions may occur on the Nasdaq National Market or otherwise. If such transactions are commenced, they may be discontinued without notice at any time.

In October 2003 and February 2004, Thomas Weisel Healthcare Venture Partners, L.P., an affiliate of Thomas Weisel Partners LLC, purchased an aggregate of 536,721 shares of our Series C redeemable convertible preferred stock at a price of $5.693 per share. In addition, Thomas Weisel Healthcare Venture Partners, L.P. purchased 92,438 shares in our initial public offering at the offering price of $6.00 per share.

VALIDITY OF COMMON STOCK

The validity of the shares of common stock to be issued in this offering will be passed upon for CoTherix by Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, Menlo Park, California. Certain legal matters relating to this offering will be passed upon for the underwriters by Cooley Godward LLP, Palo Alto, California. Members of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, participating in the consideration of legal matters related to the common stock offered by us in this offering are the beneficial owners of 17,885 shares of our common stock.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, have audited our financial statements at December 31, 2002 and 2003, and for each of the three years in the period ended December 31, 2003 and for the period from inception (February 10, 2000) to December 31, 2003, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act registering the common stock to be sold in this offering. As permitted by the rules and regulations of the Commission, this prospectus omits certain information contained in the registration statement and the exhibits and schedules filed as a part of the registration statement. For further information concerning our company and the common stock to be sold in this offering, you should refer to the registration statement and to the exhibits and schedules filed as part of the registration statement. Statements contained in this prospectus regarding the contents of any agreement or other document filed as an exhibit to the registration statement are not necessarily complete, and in each instance reference is made to the copy of the agreement filed as an exhibit to the registration statement each statement being qualified by this reference. The registration statement, including the exhibits and schedules filed as a part of the registration statement, may be inspected at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at its regional offices located at 233 Broadway, New York, New York 10279 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and copies of all or any part thereof may be obtained from such offices upon payment of the prescribed fees. You may call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms and you can request copies of the documents upon payment of a duplicating fee, by writing to the Commission. In addition, the Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants (including us) that file electronically with the Commission which can be accessed at http://www.sec.gov.

COTHERIX, INC.

(a development stage company)

INDEX TO FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm	F-2
Balance Sheets as of December 31, 2002, 2003 and September 30, 2004	F-3

Statements of Operations for the years ended December 31, 2001, 2002, 2003 and for the period from inception (February 10, 2000) to December 31, 2003 and for the nine months ended September 30, 2003 and 2004 and for the period from inception (February 10, 2000) to September 30, 2004

F-4
Statements of Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit) for the period from inception (February 10, 2000) to September 30, 2004	F-5

Statements of Cash Flows for the years ended December 31, 2001, 2002, 2003 and for the period from inception (February 10, 2000) to December 31, 2003 and for the nine months ended September 30, 2003 and 2004 and for the period from inception (February 10, 2000) to September 30, 2004

F-7
Notes to Financial Statements	F-8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

CoTherix, Inc.

We have audited the accompanying balance sheets of CoTherix, Inc. (a development stage company) as of December 31, 2002 and 2003, and the related statements of operations, redeemable convertible preferred stock and stockholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2003, and for the period from inception (February 10, 2000) to December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CoTherix, Inc. (a development stage company) at December 31, 2002 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, and for the period from inception (February 10, 2000) to December 31, 2003, in conformity with U.S. generally accepted accounting principles.

/s/    ERNST & YOUNG LLP

Palo Alto, California

February 27, 2004, except for the

fourth paragraph of Note 2, as to

which the date is June 14, 2004 and

Note 13, as to

which the date is December 29, 2004

COTHERIX, INC.

(a development stage company)

BALANCE SHEETS

	December 31,		September 30, 2004	Pro Forma Stockholders’ Equity at September 30, 2004
	2002	2003
			(unaudited)	(unaudited)
	(in thousands, except share and per share data)
ASSETS
Current assets:
Cash and cash equivalents	$1,657	$20,549	$21,168
Grant receivable	84	—	—
Prepaids and other current assets	82	630	2,910

Total current assets	1,823	21,179	24,078
Restricted cash	53	53	196
Property and equipment, net	48	111	904
Other long-term assets	44	—	—

Total assets	$1,968	$21,343	$25,178

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$205	$393	$956
Accrued compensation	23	351	681
Accrued clinical development liabilities	79	—	526
Other accrued liabilities	86	357	1,746
Liability for early exercise of stock options	—	—	238

Total current liabilities	393	1,101	4,147
Liability for early exercise of stock options—non current portion	—	—	64

Commitments

Redeemable convertible preferred stock, $0.001 par value; 2,769,415, 12,342,184 and 12,342,184 shares authorized at December 31, 2002, 2003 and September 30, 2004 (unaudited), respectively; issuable in series; 2,545,185, 7,814,751 and 12,206,037 shares issued and outstanding at December 31, 2002, 2003 and September 30, 2004 (unaudited), respectively; aggregate liquidation preference of $11,786, $40,300 and $65,300 at December 31, 2002, 2003 and September 30, 2004 (unaudited), respectively; no shares outstanding pro forma (unaudited)	10,135	40,291	65,334	$—
Stockholders’ equity (deficit):
Common stock, $0.001 par value; 3,837,999, 16,685,121 and 100,000,000 shares authorized at December 31, 2002, 2003 and September 30, 2004 (unaudited), respectively; 385,474, 706,271 and 1,332,864 shares issued and outstanding at December 31, 2002, 2003 and September 30, 2004 (unaudited), respectively; 14,348,134 shares outstanding pro forma (unaudited)	1	1	1	14
Additional paid-in capital	21	11,175	21,590	86,911
Deferred stock compensation	—	(9,997)	(13,356)	(13,356)
Deficit accumulated during the development stage	(8,582)	(21,228)	(52,602)	(52,602)

Total stockholders’ equity (deficit)	(8,560)	(20,049)	(44,367)	$20,967

Total liabilities, redeemable convertible preferred stock and stockholders’ equity (deficit)	$1,968	$21,343	$25,178

See accompanying notes

COTHERIX, INC.

(a development stage company)

STATEMENTS OF OPERATIONS

	Years ended December 31,			Period from inception (February 10, 2000) to December 31, 2003	Nine months ended September 30,		Period from inception (February 10, 2000) to September 30, 2004
	2001	2002	2003		2003	2004
					(unaudited)	(unaudited)	(unaudited)
	(in thousands, except share and per share data)
Grant revenue	$40	$44	$15	$99	$15	$—	$99
Operating expenses:
Research and development	2,211	3,203	2,457	8,516	1,450	12,403	20,920
General and administrative	889	1,422	2,436	5,124	1,520	5,448	10,571
Acquired product rights	—	175	6,065	6,240	815	7,150	13,390
Amortization of employee stock-based compensation related to:
General and administrative	—	—	656	656	—	5,245	5,901
Research and development	—	—	—	—	—	1,339	1,339

Total operating expenses	3,100	4,800	11,614	20,536	3,785	31,585	52,121

Loss from operations	(3,060)	(4,756)	(11,599)	(20,437)	(3,770)	(31,585)	(52,022)
Interest and other income	181	74	55	319	3	267	587
Interest and other expense	(4)	(2)	(1,084)	(1,092)	(501)	—	(1,093)

Net loss	(2,883)	(4,684)	(12,628)	(21,210)	(4,268)	(31,318)	(52,528)
Accretion to redemption value of redeemable convertible preferred stock	—	—	(18)	(18)	—	(56)	(74)
Deemed dividend upon issuance of Series C redeemable convertible preferred stock and issuance of common stock upon exchange of convertible preferred warrants	—	—	(14,332)	(14,332)	(2,657)	(24,987)	(39,319)

Net loss attributable to common stockholders	$(2,883)	$(4,684)	$(26,978)	$(35,560)	$(6,925)	$(56,361)	$(91,921)

Basic and diluted net loss per share attributable to common stockholders	$(8.11)	$(12.67)	$(59.49)		$(18.13)	$(54.32)

Shares used to compute basic and diluted net loss per share attributable to common stockholders	355,702	369,645	453,509		382,049	1,037,491

Pro forma basic and diluted net loss per share attributable to common stockholders (unaudited)			$(6.49)			$(4.26)

Shares used to compute pro forma basic and diluted net loss per share attributable to common stockholders (unaudited)			4,156,555			13,235,929

See accompanying notes

COTHERIX, INC.

(a development stage company)

STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND

STOCKHOLDERS’ EQUITY (DEFICIT)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Deferred Stock Compensation	Deficit Accumulated During the Development Stage	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
			(in thousands except share and per share data)
Issuance of common stock to founders and investors at $0.01 per share for cash in February 2000	—	$—	242,400	$—	$1	$—	$—	$1
Issuance of common stock for services at $0.01 per share in March 2000	—	—	72,717	—	1	—	—	1
Issuance of common stock for license agreement at $0.01 per share in March 2000	—	—	40,398	—	—	—	—	—
Issuance of Series A preferred stock at $2.48 per share for cash, net of issuances costs of $34, in March and November 2000	525,196	1,266	—	—	—	—	—	—
Fair value of stock options issued for services	—	—	—	—	1	—	—	1
Net and comprehensive loss	—	—	—	—	—	—	(1,015)	(1,015)

Balance at December 31, 2000	525,196	1,266	355,515	—	3	—	(1,015)	(1,012)
Issuance of Series B preferred stock at $4.46 per share for cash, net of issuance costs of $131, in April and June 2001	2,019,989	8,869	—	—	—	—	—	—
Issuance of common stock at $0.45 per share for cash upon exercise of options in November 2001	—	—	8,078	—	4	—	—	4
Fair value of stock options issued for services	—	—	—	—	2			2
Net and comprehensive loss	—	—	—	—	—	—	(2,883)	(2,883)

Balance at December 31, 2001	2,545,185	10,135	363,593	—	9	—	(3,898)	(3,889)
Issuance of common stock at $0.45 per share for cash upon exercise of options in January and August 2002	—	—	5,049	—	2	—	—	2
Issuance of common stock for license agreement at $0.45 per share in June 2002	—	—	16,832	1	7	—	—	8
Fair value of stock options issued for services	—	—	—	—	3	—		3
Net and comprehensive loss	—	—		—	—	—	(4,684)	(4,684)

Balance at December 31, 2002	2,545,185	10,135	385,474	1	21	—	(8,582)	(8,560)

See accompanying notes

COTHERIX, INC.

(a development stage company)

STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND

STOCKHOLDERS’ EQUITY (DEFICIT)—(Continued)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Deferred Stock Compensation	Deficit Accumulated During the Development Stage	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
			(in thousands except share and per share data)
Balance at December 31, 2002	2,545,185	$10,135	385,474	$1	$21	$—	$(8,582)	$(8,560)
Issuance of preferred stock warrants for cash in June and August 2003	—	2	—	—	—	—	—	—
Debt discount related to the issuance of warrants with convertible debt financing in June and August 2003	—	636	—	—	—	—	—	—
Beneficial conversion feature associated with convertible debt financing in June and August 2003	—	410	—	—	—	—	—	—
Issuance of Series C redeemable convertible preferred stock at $5.69 per share for cash, net of issuance costs of $216 in October 2003	4,879,166	27,562	—	—	—	—	—	—
Beneficial conversion feature of Series C redeemable convertible preferred stock and issuance of common stock upon exchange of convertible preferred warrants	—	—	302,652	—	14,332	—	—	14,332
Deemed dividend for Series C redeemable convertible preferred stock	—	—	—	—	(14,332)	—	—	(14,332)
Issuance of preferred stock at $5.69 and $1.90 per share upon conversion of debt and interest in October 2003	390,400	1,528	—	—	—	—	—	—
Accretion to redemption value of redeemable convertible preferred stock	—	18	—	—	—	—	(18)	(18)
Issuance of common stock at $0.25 and $0.45 per share for cash upon exercise of options in September and December 2003	—	—	18,145	—	8	—	—	8
Deferred stock compensation	—	—	—	—	10,653	(10,653)	—	—
Fair value of stock options issued for services	—	—	—	—	493	—	—	493
Amortization of deferred stock compensation	—	—	—	—	—	656	—	656
Net and comprehensive loss	—	—	—	—	—	—	(12,628)	(12,628)

Balance at December 31, 2003	7,814,751	40,291	706,271	1	11,175	(9,997)	(21,228)	(20,049)
Issuance of Series C redeemable convertible preferred stock at $5.69 per share for cash, net of issuance costs of $13 in February 2004 (unaudited)	4,391,286	24,987	—	—	—	—	—	—
Beneficial conversion feature of Series C redeemable convertible preferred stock (unaudited)	—	—	—	—	24,987	—	—	24,987
Deemed dividend for Series C redeemable convertible preferred stock (unaudited)	—	—	—	—	(24,987)	—	—	(24,987)
Accretion to redemption value of redeemable convertible preferred stock (unaudited)	—	56	—	—	—	—	(56)	(56)
Issuance of common stock at $5.00 per share for services rendered in September 2004 (unaudited)	—	—	2,424	—	12	—	—	12
Issuance of common stock at $0.45 and $0.54 per share for cash upon exercise of options in July 2004 (unaudited)	—	—	280,466	—	151	—	—	151
Vesting of common stock from early exercise of stock options (unaudited)	—	—	343,703	—	190	—	—	180
Deferred stock compensation (unaudited)	—	—	—	—	13,559	(13,559)	—	—
Fair value of stock options issued for services (unaudited)	—	—	—	—	119	—	—	119
Amortization of deferred stock compensation (unaudited)	—	—	—	—	—	6,584	—	6,584
Reversal of deferred stock compensation due to an employee termination (unaudited)	—	—	—	—	(3,616)	3,616	—	—
Net and comprehensive loss (unaudited)	—	—	—	—	—	—	(31,318)	(31,318)

Balance at September 30, 2004 (unaudited)	12,206,037	$65,334	1,332,864	$1	$21,590	$(13,356)	$(52,602)	$(44,367)

See accompanying notes

COTHERIX, INC.

(a development stage company)

STATEMENTS OF CASH FLOWS

	Years Ended December 31,			Period from inception (February 10, 2000) to December 31, 2003	Nine Months Ended September 30,		Period from inception (February 10, 2000) to September 30, 2004
	2001	2002	2003		2003	2004
					(unaudited)		(unaudited)
	(in thousands)
Cash flows from operating activities:
Net loss	$(2,883)	$(4,684)	$(12,628)	$(21,210)	$(4,268)	$(31,318)	$(52,528)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	7	22	27	56	18	147	203
Amortization of deferred stock compensation, net of reversals	—	—	656	656	—	6,584	7,240
Fair value of stock options issued for services	2	3	493	500	323	131	631
Loss on disposal of fixed assets	—	—	—	—	—	17	17
Issuance of common stock for license agreement	—	8	—	8	—	—	8
Non-cash interest expense	—	—	1,077	1,077	356	—	1,077
Change in assets and liabilities:
Grant receivable	(40)	(44)	84	—	84	—	—
Prepaids and other current assets	(109)	57	(548)	(630)	26	(2,280)	(2,910)
Restricted cash	(53)	—	—	(53)	—	(143)	(196)
Other long-term assets	(44)	—	44	—	—	—	—
Accounts payable	132	(137)	188	393	178	563	956
Accrued compensation	7	16	328	351	9	330	681
Accrued clinical development liabilities	—	79	(79)	—	66	526	526
Other accrued liabilities	29	52	271	357	303	1,389	1,746

Net cash used in operating activities	(2,952)	(4,628)	(10,087)	(18,495)	(2,905)	(24,054)	(42,549)

Cash flows from investing activities:
Purchases of property and equipment	(56)	(17)	(90)	(167)	(7)	(957)	(1,124)
Proceeds from maturities of short-term investments	—	4,990	—	4,990	—	—	4,990
Purchase of short-term investments	(4,990)	—	—	(4,990)	—	—	(4,990)

Net cash provided by (used in) investing activities	(5,046)	4,973	(90)	(167)	(7)	(957)	(1,124)

Cash flows from financing activities:
Proceeds from issuance of common stock, excluding early exercised options	4	2	8	15	—	341	356
Proceeds from issuance of redeemable convertible preferred stock warrants	—	—	2	2	2	—	2
Proceeds from early exercise of options	—	—	—	—	—	302	302
Proceeds from issuance of convertible debt	—	—	1,497	1,497	1,497	—	1,497
Proceeds from issuance of redeemable convertible preferred stock, net of issuance costs	8,869	—	27,562	37,697	—	24,987	62,684

Net cash provided by financing activities	8,873	2	29,069	39,211	1,499	25,630	64,841

Net increase (decrease) in cash and cash equivalents	875	347	18,892	20,549	(1,413)	619	21,268
Cash and cash equivalents at beginning of period	435	1,310	1,657	—	1,657	20,549	—

Cash and cash equivalents at end of period	$1,310	$1,657	$20,549	$20,549	$244	$21,168	$21,268

Supplemental schedule of noncash financing activities:
Issuance of redeemable convertible preferred stock upon conversion of debt and accrued interest	$—	$—	$1,528	$1,528	$—	$—	$1,528
Debt discount related to the issuance of warrants with convertible debt financing	—	—	636	636	636	—	636
Beneficial conversion feature associated with convertible debt financing	—	—	410	410	410	—	410
Accretion to redemption value of redeemable convertible preferred stock	—	—	18	18	—	56	74
Deferred stock compensation	—	—	10,653	10,653	—	13,559	24,212
Deemed dividend to redeemable convertible preferred stockholders	—	—	(14,332)	(14,332)	(2,657)	(24,987)	(39,319)

See accompanying notes

COTHERIX, INC.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS

(Information as of September 30, 2004, and for the nine months ended September 30, 2003 and 2004 and the period from inception (February 10, 2000) to September 30, 2004 is unaudited)

(in thousands, except share and per share amounts)

1.    The Company and Basis of Presentation

CoTherix, Inc. (a development stage company) (the “Company”) was incorporated in the state of Delaware on February 10, 2000. In October 2003, the Company changed its name from Exhale Therapeutics, Inc. to CoTherix, Inc. The Company is a biopharmaceutical company focused on licensing, developing and commercializing therapeutic products for the treatment of cardiopulmonary and other chronic diseases.

The Company’s primary activities since inception have been establishing its offices, recruiting personnel, licensing product candidates, conducting research and development, conducting preclinical and clinical testing, performing business and financial planning, and raising capital. Accordingly, the Company is considered to be in the development stage.

The Company has sustained operating losses since inception and expects such losses to continue over the next several years. Management plans to continue to finance the operations with a combination of equity issuances and debt arrangements. If adequate funds are not available, the Company may be required to delay, reduce the scope of, or eliminate one or more of its research or development programs, or cease operations.

2.    Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported revenues and expenses during the reporting periods. On an ongoing basis, management evaluates their estimates and judgments. Management bases estimates on historical experience and on various other factors that they believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Unaudited Interim Results

The accompanying unaudited interim balance sheet as of September 30, 2004, the statements of operations and cash flows for the nine months ended September 30, 2003 and 2004 and the period from inception (February 10, 2000) to September 30, 2004 and the statement of redeemable convertible preferred stock and stockholders’ equity (deficit) for the nine months ended September 30, 2004 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments necessary to present fairly the Company’s financial position as of September 30, 2004 and results of operations and cash flows for the nine months ended September 30, 2003 and 2004. The results of operations for the nine months ended September 30, 2004 are not necessarily indicative of the results to be expected for the year ending December 31, 2004 or for any other interim period or for any other future year.

Unaudited Pro Forma Stockholders’ Equity

Upon the closing of the Company’s initial public offering on October 20, 2004, all outstanding shares of redeemable convertible preferred stock outstanding automatically converted into 13,015,270 shares of common

COTHERIX, INC.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Information as of September 30, 2004, and for the nine months ended September 30, 2003 and 2004 and the period from inception (February 10, 2000) to September 30, 2004 is unaudited)

(in thousands, except share and per share amounts)

stock. The unaudited pro forma stockholders’ equity at September 30, 2004 reflects the effect of the preferred stock conversion into common stock.

Stock Split

In May 2004, the Board of Directors approved, subject to stockholder approval, a 1-to-0.606 reverse stock split of its redeemable convertible preferred stock and common stock. The 1-to-0.606 reverse stock split was approved by the Company’s stockholders on June 3, 2004. The amended and restated certificate of incorporation was filed on June 14, 2004 effecting the 1-to-0.606 reverse stock split and setting the authorized common stock and authorized preferred stock to 100,000,000 and 10,000,000 shares, respectively. All share and per share amounts for all periods presented in the accompanying financial statements have been retroactively adjusted to give effect to the stock split.

Cash and Cash Equivalents

The Company invests its excess cash in bank deposits and money market accounts. The Company considers all highly liquid investments with an original maturity of 90 days or less at the time of purchase to be cash equivalents.

Concentration of Credit Risk

Cash and cash equivalents consist of financial instruments that potentially subject the Company to concentrations of credit risk to the extent of the amount recorded on the balance sheet. The Company’s cash and cash equivalents are diversified money market accounts and are invested with two federally insured financial institutions. The Company is exposed to credit risk in the event of default by the financial institutions holding the cash and cash equivalents to the extent of the amount recorded on the balance sheets.

Fair Value of Financial Instruments

The Company’s financial instruments including cash and cash equivalents, accounts payable, and accrued liabilities, are carried at cost, which management believes approximates fair value given their short-term nature.

Restricted Cash

As of December 31, 2001, 2002 and 2003, the Company classified $53 of cash used as collateral for corporate credit cards as restricted cash. As of September 30, 2004, the Company classified as restricted cash $53 and $143 of cash used as collateral for corporate credit cards and an irrevocable letter of credit required under the terms of the facilities lease, respectively.

Property and Equipment

Property and equipment are recorded at cost, less accumulated depreciation and amortization. Depreciation and amortization is calculated using the straight-line method over the estimated useful lives of the respective assets, generally three to five years. Leasehold improvements are amortized over the estimated useful lives of the assets or the term of the lease, whichever is shorter.

COTHERIX, INC.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Information as of September 30, 2004, and for the nine months ended September 30, 2003 and 2004 and the period from inception (February 10, 2000) to September 30, 2004 is unaudited)

(in thousands, except share and per share amounts)

Impairment of Long-Lived Assets

The Company reviews long-lived assets, including property and equipment, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. The impairment loss, if recognized, would be based on the excess of the carrying value of the impaired asset over its respective fair value. Impairment, if any, is assessed using discounted cash flows. Through September 30, 2004, there has been no such impairment.

Revenue Recognition

The Company recognized revenue amounting to $40, $44 and $15 from a government grant for the years ended December 31, 2001, 2002 and 2003, respectively. The grant was completed in 2003. Revenue related to grants is recognized as related research and development expenses are incurred, and when such research and development expenses are within the approved limits.

Research and Development

Research and development expenses consist of costs incurred to further the Company’s research and development activities and include salaries and related employee benefits, costs associated with clinical trials, non-clinical activities such as toxicology testing, regulatory activities, research-related overhead expenses, and fees paid to external service providers and contract research organizations, who conduct certain research and development activities on behalf of the Company. Research and development costs are expensed as incurred.

Acquired Product Rights

Initial payments and milestone payments for acquired product rights that, at the time of payment by the Company are under development or are not approved by the Food and Drug Administration (“FDA”), are charged to expense as incurred.

Clinical Trial Expenses

Clinical trial costs are a component of research and development expense. These expenses include fees paid to contract research organizations and participating hospitals and other service providers, which conduct certain product development activities on behalf of the Company. Depending on the timing of payments to the service providers and the level of service provided, the Company records prepaids or accruals relating to these costs. These accruals or prepaids are based on estimates of the work performed under service agreements, milestones achieved, patient enrollment and experience with similar contracts. The Company monitors each of these factors to the extent possible and adjusts estimates accordingly.

Income Taxes

The Company uses the liability method of accounting for income taxes as required by SFAS No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and the tax reporting basis of assets and liabilities and are measured using enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse.

COTHERIX, INC.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Information as of September 30, 2004, and for the nine months ended September 30, 2003 and 2004 and the period from inception (February 10, 2000) to September 30, 2004 is unaudited)

(in thousands, except share and per share amounts)

Stock-Based Compensation

The Company accounts for employee stock options using the intrinsic-value method in accordance with Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees (“APB Opinion No. 25”), Financial Accounting Standards Board Interpretation (“FIN”) No. 44, Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB No. 25, and related interpretations and has adopted the disclosure-only provisions of SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS No. 123”).

The Company accounts for employee stock options using the intrinsic-value method of accounting as prescribed by APB Opinion No. 25. The information regarding net loss as required by SFAS No. 123, as amended, has been determined as if the Company had accounted for its employee stock options under the fair value method. The resulting effect on net loss pursuant to SFAS No. 123 is not likely to be representative of the effects on net loss pursuant to SFAS No. 123 in future years, since future years are likely to include additional grants and the irregular impact of future years’ vesting.

The following table illustrates the assumptions for the Black-Scholes model used in determining the fair value of options granted to employees:

	Years ended December 31,			Nine months ended September 30, 2004
	2001	2002	2003
				(unaudited)
Dividend yield	—	—	—	—
Risk-free interest rate	5.0%	4.0%	4.0%	4.00%
Volatility	0.8	0.8	0.8	0.8
Expected life	5 years	5 years	5 years	5 years

In connection with the grant of certain stock options to employees during the year ended December 31, 2003, the Company recorded deferred stock compensation within stockholders’ equity (deficit) of $10,653 which represents the difference between the deemed fair value of the common stock and the option exercise price at the date of grant. Such amounts will be amortized over the vesting period of the applicable options on a straight-line basis. The Company recorded deferred stock compensation expense of $656 for the year ended December 31, 2003.

The expected future amortization expense for deferred stock compensation for stock option grants through December 31, 2003 is as follows:

For the years ending December 31,
2004	$2,663
2005	2,663
2006	2,663
2007	2,008

$9,997

COTHERIX, INC.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Information as of September 30, 2004, and for the nine months ended September 30, 2003 and 2004 and the period from inception (February 10, 2000) to September 30, 2004 is unaudited)

(in thousands, except share and per share amounts)

For the nine months ended September 30, 2004, the Company recorded additional deferred stock compensation within stockholders’ equity (deficit) of $13,559. The Company recorded deferred stock compensation expense of $6,584 for the nine months ended September 30, 2004. The Company reversed $3,616 for the nine months ended September 30, 2004 of amortized deferred stock-based compensation recorded in prior years due to the cancellation of options related to the departure of an employee.

The table below illustrates the effect on net loss and net loss per share had the Company applied the fair value provisions of SFAS No. 123 to employee stock compensation.

	Years ended December 31,			Nine months ended September 30,		Period from inception (February 10, 2000) to September 30, 2004
	2001	2002	2003	2003	2004
				(unaudited)	(unaudited)	(unaudited)
Net loss attributable to common stockholders, as reported	$(2,883)	$(4,684)	$(26,978)	$(6,925)	$(56,361)	$(91,921)
Add: Stock-based employee compensation expense included in net loss attributable to common stockholders	—	—	656	—	6,584	7,240
Deduct: Stock-based employee compensation expense determined under fair value method	(28)	(37)	(1,234)	(291)	(6,811)	(8,124)

Pro forma net loss attributable to common stockholders	$(2,911)	$(4,721)	$(27,556)	$(7,216)	$(56,588)	$(92,805)

Basic and diluted net loss attributable to common stockholders per share, as reported	$(8.11)	$(12.67)	$(59.49)	$(18.13)	$(54.32)

Pro forma basic and diluted net loss attributable to common stockholder per share	$(8.18)	$(12.77)	$(60.76)	$(18.89)	$(54.54)

Comprehensive Loss

SFAS No. 130, “Reporting Comprehensive Income,” establishes standards for reporting and display of comprehensive income and its components for general-purpose financial statements. For all periods presented, there were no differences between net loss and comprehensive loss.

Recent Accounting Pronouncements

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity (“SFAS No. 150”). SFAS No. 150 requires that certain financial

COTHERIX, INC.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Information as of September 30, 2004, and for the nine months ended September 30, 2003 and 2004 and the period from inception (February 10, 2000) to September 30, 2004 is unaudited)

(in thousands, except share and per share amounts)

instruments, which under previous guidance were accounted for as equity, must now be accounted for as liabilities. The financial instruments affected include mandatorily redeemable stock, certain financial instruments that require or may require the issuer to buy back some of its shares in exchange for cash or other assets and certain obligations that can be settled with shares of stock. SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003 and otherwise is effective the beginning of the first interim period after June 15, 2003. The adoption of SFAS No. 150 did not have a material impact on the Company’s financial statements.

In December 2004, the FASB issued SFAS No. 123(R), Share-Based Payment, which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123(R) is effective for public companies for interim or annual periods beginning after June 15, 2005, supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends SFAS No. 95, Statement of Cash Flows. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123.

However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. The new standard will be effective for the Company beginning July 1, 2005. The Company has not yet completed their evaluation but expects the adoption to have a material effect on the financial statements.

Reclassification

Certain prior year amounts in the financial statements and notes thereto have been reclassified to conform to the current year presentation.

3.    Net Loss Per Common Share

Basic net loss per share attributable to common stockholders is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of common shares outstanding for the period, without consideration for common stock equivalents. Diluted net loss per share is computed by dividing the net loss attributable to common stockholders by the weighted-average number of common share equivalents outstanding for the period determined using the treasury-stock method. For purposes of this calculation, common stock subject to repurchase by the Company, redeemable convertible preferred stock, stock options, and warrants are considered to be common stock equivalents and are only included in the calculation of diluted net loss per share when their effect is dilutive.

The unaudited pro forma basic and diluted net loss per share calculations assume the conversion of all outstanding shares of redeemable convertible preferred stock into shares of common stock using the as-if-converted method, as if such conversion had occurred as of January 1, 2003 or the original issuance, if later. The resulting pro forma adjustments include an increase in the weighted average shares used to compute basic and diluted net loss per share attributable to common stockholders of approximately 3,703,046 shares for the year ended December 31, 2003 and approximately 12,198,438 shares for the nine months ended September 30, 2004. The calculation of pro forma net loss per share attributable to common stockholders excludes incremental common stock issuable upon exercise of options, as their effect would be antidilutive.

COTHERIX, INC.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Information as of September 30, 2004, and for the nine months ended September 30, 2003 and 2004 and the period from inception (February 10, 2000) to September 30, 2004 is unaudited)

(in thousands, except share and per share amounts)

	Years ended December 31,			Nine months ended September 30,
	2001	2002	2003	2003	2004
				(unaudited)	(unaudited)
Historical
Numerator:
Net loss	$(2,883)	$(4,684)	$(12,628)	$(4,268)	$(31,318)
Accretion of redemption value of redeemable convertible preferred stock	—	—	(18)	—	(56)
Deemed dividend upon issuance of redeemable convertible preferred stock	—	—	(14,332)	(2,657)	(24,987)

Net loss attributable to common stockholders	$(2,883)	$(4,684)	$(26,978)	$(6,925)	$(56,361)

Denominator:
Weighted-average common shares outstanding	356,229	376,851	457,496	385,564	1,210,893
Weighted-average unvested common shares subject to repurchase	(527)	(7,206)	(3,987)	(3,515)	(173,402)

Denominator for basic and diluted net loss per share attributable to common stockholders	355,702	369,645	453,509	382,049	1,037,491

Basic and diluted net loss per share attributable to common stockholders	$(8.11)	$(12.67)	$(59.49)	$(18.13)	$(54.32)

Pro Forma
Net loss attributable to common stockholders			$(26,960)		$(56,305)

Pro forma basic and diluted net loss per share attributable to common stockholders (unaudited)			$(6.49)		$(4.26)

Shares used above:
Pro forma adjustments to reflect assumed weighted-average effect of conversion of preferred stock (unaudited)			3,703,046		12,198,438

Pro forma shares used to compute basic and diluted net loss per share attributable to common stockholders (unaudited)			4,156,555		13,235,929

Historical outstanding anti-dilutive securities not included in diluted net loss per share calculation
Redeemable convertible preferred stock	2,545,185	2,545,185	7,814,751	2,545,185	12,206,037
Common shares subject to repurchase	6,333	5,702	2,798	3,515	243,545
Options to purchase common stock	297,334	382,675	1,748,016	464,744	2,386,483

COTHERIX, INC.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Information as of September 30, 2004, and for the nine months ended September 30, 2003 and 2004 and the period from inception (February 10, 2000) to September 30, 2004 is unaudited)

(in thousands, except share and per share amounts)

4.    Related Party Transaction

In February 2000, we entered into a consulting agreement with Gerard Turino, M.D., then one of our directors. Under the agreement he received $6 per month for consulting services related to the development of CTX-100. Dr. Turino resigned as a director in 2003.

5.    Property and Equipment

Property and equipment consists of the following:

	December 31,		September 30, 2004
	2002	2003
			(unaudited)
Computer equipment and software	$41	$96	$317
Office equipment and furniture	36	71	355
Leasehold improvements	—	—	398

	77	167	1,070
Accumulated depreciation and amortization	(29)	(56)	(166)

Property and equipment, net	$48	$111	$904

Depreciation expense was $7, $22, $27, $77 and $147 for the years ended December 31, 2001, 2002, 2003, the nine months ended September 30, 2004 and for the period from inception (February 10, 2000) to September 30, 2004, respectively.

6.    Other Accrued Liabilities

Other accrued liabilities consists of the following:

	December 31,		September 30, 2004
	2002	2003
			(unaudited)
License fees	$—	$100	$100
Grant expenses	44	—	—
Professional fees	23	49	713
Research and development	—	—	350
Regulatory and NDA filing	—	—	380
Other	19	208	203

Total other accrued liabilities	$86	$357	$1,746

COTHERIX, INC.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Information as of September 30, 2004, and for the nine months ended September 30, 2003 and 2004 and the period from inception (February 10, 2000) to September 30, 2004 is unaudited)

(in thousands, except share and per share amounts)

7.    License Agreements and Commitments

License Agreements

Schering AG, Germany

On October 2, 2003, the Company entered into a development and license agreement with Schering AG, Germany (“Schering AG”). This agreement grants the Company the exclusive right to develop and commercialize Ventavis in the United States for inhaled use for the treatment of pulmonary hypertension. The Company paid Schering AG $6,000 upon the signing of the agreement, which amount for acquired product rights was immediately expensed. The Company has also agreed to pay Schering AG an additional $7,000 upon FDA acceptance of the Ventavis New Drug Application (“NDA”) filing, $9,000 upon NDA approval for Ventavis, $4,000 when annual net sales exceed $25,000 for Ventavis and $10,000 when annual net sales exceed $100,000 for Ventavis. Further, the Company has agreed to pay royalty based on Ventavis net sales until the later of ten years from the first commercial sale of Ventavis or the last to expire patent under the agreement covering Ventavis.

Columbia University License

In March 2000, the Company entered into a license agreement with The Trustees of Columbia University (“Columbia University”), under which the Company acquired the exclusive worldwide rights to develop and commercialize hyaluronic acid delivered intratracheally to treat certain respiratory diseases. In connection with the agreement, the Company paid a license fee of $62 and issued 40,398 shares of common stock to Columbia University at a deemed fair value of $0.01.

The Company is obligated to pay certain minimum royalties on an annual basis after the first commercial sale of a licensed product or service. In addition, for each licensed product that receives approval from the FDA (or an equivalent regulatory authority outside the United States), the Company has agreed to pay Columbia University a $250 milestone payment. In consideration for the right to sublicense to third parties the Company will share a certain percentage of royalties, revenues and other payments with Columbia.

Brigham and Women’s Hospital, Inc.

In June 2002, the Company entered into a license agreement with The Brigham and Women’s Hospital, Inc. (“Brigham and Women’s”) under which the Company acquired the exclusive worldwide rights to develop and commercialize hyaluronic acid for the prevention and treatment of pharyngeal streptococcal infection. Pursuant to this agreement, the Company paid a license fee of $175 and issued 16,832 shares of common stock at a deemed fair value of $0.45 to Brigham and Women’s. The Company terminated this agreement on February 27, 2003.

University of Texas

In June 2003, the Company and The University of Texas (“Texas”) entered into an exclusive worldwide license agreement to develop and commercialize antileukinate, an interleukin-8 receptor blocker, for all fields of use. The Company paid a license fee of $15 and is obligated to reimburse Texas $100 for all its patent filing and prosecution costs already incurred, which are to be paid over a period of two years from the license agreement

COTHERIX, INC.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Information as of September 30, 2004, and for the nine months ended September 30, 2003 and 2004 and the period from inception (February 10, 2000) to September 30, 2004 is unaudited)

(in thousands, except share and per share amounts)

date. The Company has also agreed to make payments totaling $1,500 upon achieving certain clinical development milestones. In addition, the Company is obligated to minimum royalties upon the commercial sale of products using the licensed technology. In consideration for the right to sublicense to third parties, the Company will share a certain percentage of royalties, revenues and other payments with Texas.

California State University Bakersfield Foundation for Research

In March 2004, the Company entered into a license agreement with the California State University Bakersfield Foundation for Research (“Bakersfield”) under which the Company acquired the exclusive worldwide rights to develop and commercialize Nikkomycin-z for the treatment of coccidiomycosis or other fungal diseases. The Company paid a license fee of $150 to Bakersfield. The Company has also agreed to pay Bakersfield milestone payments of up to an additional $4,650 upon the achievement of milestones set forth in the agreement and pay a royalty based on net sales. The Company may terminate this agreement at any time upon 90 days written notice.

Supply Agreements

Schering AG

In May 2004, we entered into a manufacturing supply agreement for drug product that will be required for the clinical and commercial supply of Ventavis. Under this agreement, we are currently committed to purchasing a minimum amount of Ventavis through the third quarter of 2006. The current minimum approximate value of this agreement is $4,795.

Profile plc

In December 2003, the Company entered into a clinical supply purchase agreement with Profile plc (“Profile”). Under the terms of the agreement, Profile will supply the Company with a specified number of inhalation devices for use in the Company’s clinical trials. The approximate value of the contract is $992, of which the Company paid $496 through December 31, 2003 and the remaining $496 was paid during the nine months ended September 30, 2004.

Bayer

In January 2002, the Company entered into a development/clinical supply agreement with Bayer Corporation (“Bayer”). Under the agreement, the companies agreed to collaborate to develop one of the Company’s product formulations and Bayer agreed to develop the manufacturing processes. If the Company terminates the agreement because it decides to use a different supplier, then the Company must pay Bayer certain pre-determined development costs. Also, if the Company fails to negotiate a supply agreement with Bayer through no fault of Bayer, within six months of beginning Phase III clinical trials, then the Company will reimburse Bayer for its expenses not to exceed $150.

Operating Leases

In December 2003, the Company entered into a five year operating lease for a new facility and moved into the facility in March 2004. Pursuant to the terms of the lease, the Company has given the landlord an irrevocable

COTHERIX, INC.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Information as of September 30, 2004, and for the nine months ended September 30, 2003 and 2004 and the period from inception (February 10, 2000) to September 30, 2004 is unaudited)

(in thousands, except share and per share amounts)

letter of credit in the amount of approximately $143 to secure the payments under the lease. The irrevocable letter of credit can be reduced upon the Company meeting certain financial covenants.

Rent expense was $72, $172, $172 and $193 for the years ended December 31, 2001, 2002, 2003, and for the nine months ended September 30, 2004, respectively. Rent expense was $609 for the period from inception (February 10, 2000) to September 30, 2004.

Future minimum lease payments under all non-cancelable operating leases as of December 31, 2003 are as follows:

Years ending December 31,
2004	$169
2005	250
2006	289
2007	297
2008	306
thereafter	77

Total minimum lease payments required	$1,388

Guarantees and Indemnifications

In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others (FIN No. 45). FIN No. 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligations it assumes under that guarantee.

The Company, as permitted under Delaware law and in accordance with its Bylaws, indemnifies its officers and directors for certain events or occurrences, subject to certain limits, while the officer or director is or was serving at the Company’s request in such capacity. The term of the indemnification period is equal to the officer’s or director’s lifetime. The Company may terminate the indemnification agreements with its officers and directors upon 90 days written notice, but termination will not affect claims for indemnifications relating to events occurring prior to the effective date of termination. The maximum amount of potential future indemnification is unlimited; however, the Company has a director and officer insurance policy that limits its exposure and may enable it to recover a portion of any future amounts paid. The Company believes the fair value of these indemnification agreements is minimal. Accordingly, the Company has not recognized any liabilities relating to these agreements as of September 30, 2004.

COTHERIX, INC.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Information as of September 30, 2004, and for the nine months ended September 30, 2003 and 2004 and the period from inception (February 10, 2000) to September 30, 2004 is unaudited)

(in thousands, except share and per share amounts)

8.    Redeemable Convertible Preferred Stock

The authorized, issued, and outstanding shares of redeemable convertible preferred stock by series are as follows:

	December 31, 2002
	Shares Authorized	Shares Issued and Outstanding	Carrying Amount	Aggregate Liquidation Preference
Series A	525,196	525,196	$1,266	$1,563
Series B	2,244,219	2,019,989	8,869	10,223

	2,769,415	2,545,185	$10,135	$11,786

	December 31, 2003
	Shares Authorized	Shares Issued and Outstanding	Carrying Amount	Aggregate Liquidation Preference
Series A	525,196	525,196	$1,267	$1,300
Series B	2,019,989	2,019,989	8,875	9,000
Series C	9,796,999	5,269,566	30,149	30,000

	12,342,184	7,814,751	$40,291	$40,300

	September 30, 2004
	(unaudited)
	Shares Authorized	Shares Issued and Outstanding	Carrying Amount	Aggregate Liquidation Preference
Series A	525,196	525,196	$1,272	$1,300
Series B	2,019,989	2,019,989	8,894	9,000
Series C	9,796,999	9,660,852	55,168	55,000

	12,342,184	12,206,037	$65,334	$65,300

Each share of Series A, B, and C redeemable convertible preferred stock is entitled to voting rights equivalent to the number of shares of common stock into which each share can be converted.

Each series of redeemable convertible preferred stock is convertible at the stockholder’s option at any time into common stock. The conversion rates for Series A, B and C redeemable convertible preferred stock are 1.0382, 1.0626 and 1.0686, respectively. Conversion is automatic upon the closing of an underwritten public offering or upon agreement of the majority of holders of the outstanding shares.

Prior to October 2003, holders of Series A and B convertible preferred stock were entitled to 8% cumulative dividends. Such dividends were cumulative but only payable if declared by the board. No dividends had been declared as of October 2003. In connection with the issuance of Series C redeemable convertible preferred stock in October 2003, the Company amended its certificate of incorporation to eliminate the cumulative dividend

COTHERIX, INC.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Information as of September 30, 2004, and for the nine months ended September 30, 2003 and 2004 and the period from inception (February 10, 2000) to September 30, 2004 is unaudited)

(in thousands, except share and per share amounts)

feature for the Series A and B, and provide holders of Series A, B and C redeemable convertible preferred stock noncumulative dividends of $0.20, $0.36 and $0.46 per share, respectively. Such dividends are payable only if declared by the Board. These dividends are paid in advance of any distributions to common stockholders. No dividends have been declared through September 30, 2004.

Series A and B redeemable convertible preferred stock became redeemable upon the Company’s amendment of the Company’s certificate of incorporation in October 2003. Series A, B and C redeemable convertible preferred stock are redeemable at original issue prices of $2.48, $4.46 and $5.69 plus declared and unpaid dividends. Redemption can be at any time on or after December 31, 2008 and receipt of written requests of Series A, B and C stockholders. Series C redeemable convertible preferred shares have redemption preferences over Series A and B redeemable convertible preferred stock. The Company is accreting the carrying value of the Series A, B, and C redeemable convertible preferred stock to its redemption value at the earliest time to redeem, December 31, 2008.

In the event of a liquidation or winding up of the Company, holders of Series C redeemable convertible preferred stock shall have a liquidation preference of $5.69 per share, together with any declared but unpaid dividends, over holders of Series A and B redeemable convertible preferred stock and common shares. Holders of Series A and B redeemable convertible preferred stock shall have a liquidation preference of $2.48 and $4.46 per share, respectively, together with any declared but unpaid dividends over holders of common stock. After payment of the full liquidation preference of Series A, B, and C redeemable convertible preferred stock, the remaining assets of the Company shall be distributed among the holders of the redeemable convertible preferred stock and common stock on a pro rata based on the number of shares of common stock held by each, assuming full conversion of all such preferred stock. If after payment of the liquidation preference to the Series C redeemable convertible preferred stockholder there are insufficient funds to fully pay the Series A and B redeemable convertible preferred stockholders, then the entire proceeds legally available for distribution shall be distributed ratably among the holders of Series A and B redeemable convertible preferred stock. A change of control or sale of substantially all of the assets of the Company is considered to be a liquidation event.

Convertible debt financing with warrants

In June and August 2003, the Company raised $1,497 through the issuance of secured convertible promissory notes to certain investors in the Company. The notes earned 8% per annum. The notes convert into Series C redeemable convertible preferred stock at a price of $5.69 per share, except certain notes amounting to $339 issued in June 2003, which convert into Series C redeemable convertible preferred stock at a price of $1.90 per share. In October 2003, all of the notes plus accrued interest converted into 390,400 shares of Series C redeemable convertible preferred stock.

In connection with these notes, the Company issued warrants to purchase 302,652 shares of Series C redeemable convertible preferred stock at $5.69 per share. The fair value of the warrants was estimated to be $1,595 using the Black-Scholes pricing model with the assumptions as follows: a risk-free interest rate of 3.53% and 3.94%, a life of ten years, no dividend yield, and a volatility factor of 0.8. The fair value of the warrants allocated to the warrants on a relative fair value basis was determined to be $636. The Company recorded such amounts as interest expense, amortized from the date of issuance to the date of conversion.

COTHERIX, INC.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Information as of September 30, 2004, and for the nine months ended September 30, 2003 and 2004 and the period from inception (February 10, 2000) to September 30, 2004 is unaudited)

(in thousands, except share and per share amounts)

Additionally, the notes were considered to have a beneficial conversion feature because they permit the holders to convert their interest in the notes into shares of Series C redeemable convertible preferred stock at a price, which on the date of issuance, was lower than the fair value for the Series C redeemable convertible preferred stock. The total amount of the beneficial conversion feature was $1,315. Because the beneficial conversion feature cannot exceed the relative fair market value of the convertible notes, the Company recorded a limited beneficial conversion feature of $410. This amount was recorded as an additional discount to the notes and amortized as interest expense from the date of issuance to the date of the conversion.

In October 2003, the 302,652 warrants issued in connection with the convertible notes were relinquished in exchange for the issuance of common stock. The Company recorded the issuance of the common shares for a total value of $1,723. The Company recorded this value as a non-cash deemed dividend to preferred stockholders, with offsetting charges against stockholders’ deficit.

Issuance of Series C redeemable convertible preferred stock

In October and November 2003, the Company issued 4,879,166 shares of Series C redeemable convertible preferred stock at a price of $5.69 per share for net cash proceeds of $27,562. Additionally, upon conversion of secured convertible promissory notes the Company issued 390,400 shares of Series C redeemable convertible preferred stock. The Company recorded a deemed dividend of approximately $14,332 to reflect the beneficial conversion feature embedded in the Series C redeemable convertible preferred stock.

In February 2004, the Company issued 4,391,286 shares of Series C redeemable convertible preferred stock at a price of $5.69 per share for net cash proceeds of $24,987. The Series C redeemable convertible preferred stock was considered to have a beneficial conversion feature because the issuance price was less than the relative fair value of the Company’s common stock. The total amount of the beneficial conversion feature was $26,378. Because the beneficial conversion feature cannot exceed the relative fair value of the Series C redeemable convertible preferred stock, the Company recorded a limited beneficial conversion of $24,987.

9.    Common Stock

On all matters on which stockholders are generally entitled to vote, each holder of common stock is entitled to one vote for each share of common stock held of record.

The Company had reserved shares of common stock for issuance as follows:

	December 31,		September 30, 2004
	2002	2003
			(unaudited)
Redeemable convertible preferred stock:
Series A	525,196	525,196	525,196
Series B	2,244,219	2,019,989	2,019,989
Series C	—	9,796,999	9,796,999
2000 Stock Option Plan	545,400	1,966,961	3,323,032

	3,314,815	14,309,145	15,665,216

COTHERIX, INC.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Information as of September 30, 2004, and for the nine months ended September 30, 2003 and 2004 and the period from inception (February 10, 2000) to September 30, 2004 is unaudited)

(in thousands, except share and per share amounts)

10.    Stock Option Plan

In February 2000, the Company adopted the 2000 Stock Option Plan, or the Plan. At December 31, 2002, 2003 and September 30, 2004, there were 545,400, 1,966,961, 3,323,032 shares, respectively, of common stock authorized for issuance under the Plan, of which 149,598, 187,673 and 35,139 shares, respectively, were available for grant. Pursuant to the Plan, options or stock purchase rights may be granted to employees and consultants of the Company. Options granted may be either incentive stock options or nonstatutory stock options. Stock options may be granted with exercise prices of no less than the fair value of the common stock on the grant date, as determined by the board of directors. Options become exercisable as determined by the board of directors, generally at the rate of 25% at the end of the first year, with the remaining balance vesting ratably over the next three years, or 1/48 per month over four years. Options granted under the Plan expire no more than ten years after the date of grant or ninety days from termination.

The Plan allows for the early exercise of options before they have vested. Shares issued as a result of early exercise that have not vested are subject to repurchase by the Company upon termination of the purchaser’s employment or services, at the price paid by the purchaser. The repurchase right is at the Company’s option and lapses ninety days from termination. There were 5,702, 2,798 and 243,545 shares subject to repurchase relating to the early exercise of options as of December 31, 2002, 2003 and September 30, 2004, respectively, which had a weighted-average per share exercise price of $0.45, $0.45 and $1.24, respectively.

COTHERIX, INC.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Information as of September 30, 2004, and for the nine months ended September 30, 2003 and 2004 and the period from inception (February 10, 2000) to September 30, 2004 is unaudited)

(in thousands, except share and per share amounts)

The following table summarizes stock option activity under the stock option plans:

	Shares Available for Grant	Options Outstanding	Weighted- Average Exercise Price
Shares authorized	161,600	—	—
Options granted	(33,528)	33,528	$0.25

Balance at December 31, 2000	128,072	33,528	$0.25
Shares authorized	383,800	—	—
Options granted	(381,770)	381,770	$0.45
Options canceled	109,886	(109,886)	$0.43
Options exercised	—	(8,078)	$0.45

Balance at December 31, 2001	239,988	297,334	$0.43
Options granted	(90,390)	90,390	$0.45
Options exercised	—	(5,049)	$0.45

Balance at December 31, 2002	149,598	382,675	$0.43
Shares authorized	1,421,561	—	—
Options granted	(1,417,740)	1,417,740	$0.54
Options canceled	30,720	(30,720)	$0.42
Options exercised	—	(18,145)	$0.42

Balance at December 31, 2003	184,139	1,751,550	$0.52
Shares authorized (unaudited)	1,356,071	—	—
Options granted (unaudited)	(1,963,660)	1,963,660	$2.65
Options canceled (unaudited)	458,589	(458,589)	$0.54
Options exercised (unaudited)	—	(870,138)	$0.74

Balance at September 30, 2004 (unaudited)	35,139	2,386,483	$2.18

There were 187,420 and 307,248 options vested and exercisable at December 31, 2002 and 2003, respectively, with a weighted-average exercise price of $0.43 per share for each year. There were 373,758 options vested and exercisable at September 30, 2004 with a weighted-average exercise price of $0.75 per share. The weighted-average remaining contractual life of exercisable options at December 31, 2003 and September 30, 2004 was 7.96 and 9.23 years, respectively. As of December 31, 2003 and September 30, 2004, the range of per share exercise prices for options outstanding was $0.25 to $0.55 and $0.25 to $5.00, respectively.

In February 2004, the Company adopted its 2004 Equity Incentive Plan and 2004 Employee Stock Purchase Plan, both of which became effective concurrently with the initial public offering completed in October 2004.

Stock Options Granted to Non-employees

Stock compensation arrangements to non-employees are accounted for in accordance with SFAS No. 123, as amended by SFAS No. 148, and Emerging Issues Task Force (“EITF”) 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, using a fair value approach. The compensation costs of these arrangements are subject to remeasurement over the vesting terms as earned.

COTHERIX, INC.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Information as of September 30, 2004, and for the nine months ended September 30, 2003 and 2004 and the period from inception (February 10, 2000) to September 30, 2004 is unaudited)

(in thousands, except share and per share amounts)

The following table illustrates the assumptions for the Black-Scholes model used in determining the fair value of options granted to non-employees:

	Years ended December 31,			Nine months ended September 30, 2004
	2001	2002	2003
				(unaudited)
Dividend yield	—	—	—	—
Risk-free interest rate	5.0%	4.0%	4.0%	4.00%
Volatility	0.8	0.8	0.8	0.8
Expected life	10 years	10 years	10 years	10 years

During the years ended December 31, 2001, 2002, 2003 and the nine months ended September 30, 2004, the Company granted options to purchase 11,108, 12,118, 105,600 and 24,138 shares, respectively, of common stock to consultants at a weighted-average exercise price of $0.45 per share for the years ended December 31, 2001, 2002, 2003 and $3.11 per share for the nine months ended September 30, 2004. These options generally vest over a four-year period. The related compensation expense, calculated in accordance with EITF 96-18 was $2, $3, $493 and $119 during the years ended December 31, 2001, 2002, 2003 and the nine months ended September 30, 2004, respectively.

11.    401(k) Savings Plan

In January 2001, the Company began a 401(k) savings plan (“the 401(k) plan”). The 401(k) plan is a defined contribution plan intended to qualify under Section 401(k) of the Internal Revenue Code. All full-time employees of the company are eligible to participate pursuant to the terms of the 401(k) plan. Contributions by the Company are discretionary and the Company has made no contributions for all periods presented.

12.    Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes:

Significant components of the Company’s deferred tax assets are as follows:

	December 31,
	2002	2003
Federal and state net operating loss carryforwards	$2,400	$6,500
Federal and state research and development credit carryforwards	70	90
Capitalized start-up costs	730	660
Other	100	20

Total deferred tax assets	3,300	7,270
Valuation allowance	(3,300)	(7,270)

Net deferred tax assets	$—	$—

COTHERIX, INC.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Information as of September 30, 2004, and for the nine months ended September 30, 2003 and 2004 and the period from inception (February 10, 2000) to September 30, 2004 is unaudited)

(in thousands, except share and per share amounts)

Realization of the deferred tax assets is dependent upon the generation of future taxable income, if any, the amount and timing of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased by approximately $1,951 and $3,974 during the years ended December 31, 2002 and 2003, respectively.

As of December 31, 2003, the Company had federal and state net operating loss carryforwards of approximately $16,000, which begin to expire in 2020 if not utilized. The Company also had federal and state research and development tax credit carryforwards of approximately $61 and $56, respectively, which begin to expire in 2020 if not utilized.

Utilization of the net operating loss carryforwards and credits may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.

13.    Subsequent Event

On August 31, 2004, the Ventavis NDA was accepted for review by the FDA. As a result of the acceptance of the NDA by the FDA, the $7,000 milestone payment became payable to Schering AG under the development and license agreement.

On October 20, 2004, CoTherix closed its initial public offering of 5,000,000 shares of common stock at $6.00 per share raising estimated net proceeds of approximately $25,200, after deducting underwriting discounts and offering expenses. Upon the closing of the initial public offering, all outstanding shares of Series A, Series B and Series C redeemable convertible preferred stock converted into an aggregate of 13,015,270 shares of common stock.

On December 29, 2004, the FDA approved Ventavis for the treatment of pulmonary arterial hypertension. As a result of the approval by the FDA, the $9,000 milestone payment became payable to Schering AG under the development and license agreement. Also effective December 29, 2004, CoTherix and Schering AG agreed upon an amendment to the Development and License Agreement to defer payment of the $9,000 milestone payment from thirty business days to up to six months and thirty business days from FDA approval and to pay 10% interest thereon during the deferral period.

4,000,000 Shares

Common Stock

PROSPECTUS

                    , 2005

CIBC World Markets	Piper Jaffray

Needham & Company, Inc.	Thomas Weisel Partners LLC

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

Estimated expenses payable in connection with the sale of the common stock in this offering are as follows:

SEC registration fee	$6,000
NASD filing fee	10,000
Printing and engraving expenses	125,000
Legal fees and expenses	225,000
Accounting fees and expenses	125,000
Blue Sky fees and expenses	5,000
Transfer agent and registrar fees and expenses	10,000
Miscellaneous	144,000

Total	$650,000

The registrant will bear all of the expenses shown above.

Item 14.    Indemnification of Directors and Officers.

As permitted by Section 145 of the Delaware General Corporation Law, the registrant’s amended and restated certificate of incorporation and bylaws provide for indemnification of the registrant’s directors and officers for liabilities and expenses that they may incur in such capacities. In general, directors and officers are indemnified with respect to actions taken in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the registrant, and with respect to any criminal action or proceeding, actions that the indemnitee had no reasonable cause to believe were unlawful. Reference is made to the registrant’s corporate charter filed as Exhibit 3.5 and incorporated by reference and the registrant’s bylaws filed as Exhibit 3.4 and incorporated by reference.

The registrant has entered into indemnification agreements with its officers and directors, a form of which is attached as Exhibit 10.1 hereto and incorporated herein by reference. The indemnification agreements provide the registrant’s officers and directors with further indemnification to the maximum extent permitted by the Delaware General Corporation Law. The registrant has also obtained directors’ and officers’ liability insurance to insure such persons against certain liabilities. In addition, the underwriting agreement provides that the underwriters are obligated, under certain circumstances, to indemnify directors, officers and controlling persons of the registrant against certain liabilities, including liabilities under the Securities Act. Reference is made to the form of underwriting agreement filed as Exhibit 1.1 hereto.

The registrant’s amended and restated investor rights agreement between the registrant and certain investors provides for cross-indemnification in connection with registration of the registrant’s common stock on behalf of such investors.

Item 15.    Recent Sales of Unregistered Securities.

Since February 2000, we have sold and issued the following unregistered securities:

(a)    Issuances of Capital Stock

1.    In February and March 2000, we issued and sold an aggregate of 315,117 shares of our common stock at $0.005 per share to five individual and institutional investors, including entities affiliated with Spray Ventures.

2.    In March 2000, we issued and sold 40,398 shares of our common stock to Columbia University in consideration for entering into a license agreement with CoTherix, whereby Columbia University licensed us rights to certain patents which has lead to our development of CTX-100.

3.    In March and November 2000, we issued and sold an aggregate of 525,196 shares of our Series A redeemable convertible preferred stock at $2.475 per share to two institutional investors, including entities affiliated with Spray Ventures.

4.    In April and June 2001, we issued and sold an aggregate of 2,019,989 shares of our Series B redeemable convertible preferred stock at $4.455 per share to fifteen individual and institutional investors, including entities affiliated with Sofinnova Venture Partners, Alta Partners, Spray Ventures and W. Scott Harkonen, M.D., our current Chief Executive Officer and Chairman of the Board.

5.    In June 2002, we issued and sold 16,832 shares of our common stock in consideration for entering into a license agreement with Brigham and Women’s Hospital, Inc.

6.    In June and August 2003, we issued and sold convertible promissory notes in the aggregate principal amount of $1,497,113 and warrants to purchase 302,652 shares of our preferred stock to eight institutional investors, including entities affiliated with Sofinnova Venture Partners, Alta Partners and Spray Ventures.

7.    In October and November 2003, we issued and sold an aggregate of 5,269,566 shares of our Series C redeemable convertible preferred stock at a stated purchase price of $5.693 per share to twenty institutional investors, including entities affiliated with MPM Capital, Sofinnova Venture Partners, Alta Partners, Sofinnova Capital IV FCPR, Frazier Healthcare and Spray Ventures. 390,395 of these shares of Series C preferred stock were issued and sold upon the conversion of the principal and interest of the convertible promissory notes issued in June and August 2003 at a weighted average price per share of $3.905. In addition, in October 2003, the warrants issued in June and August 2003 were cancelled in exchange for an aggregate of 302,652 shares of our common stock.

8.    In February 2004, we issued and sold an aggregate of 4,391,286 shares of our Series C redeemable convertible preferred stock at $5.693 per share to twenty institutional investors, including entities affiliated with MPM Capital, Sofinnova Venture Partners, Alta Partners, Sofinnova Capital IV FCPR, Frazier Healthcare and Spray Ventures.

No underwriters were involved in the foregoing sales of securities. The securities described in this paragraph (a) of Item 15 were issued in combination of foreign and U.S. investors in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(2) under the Securities Act and Rule 506 of Regulation D promulgated thereunder relative to sales by an issuer not involving any public offering, to the extent an exemption from such registration was required. All purchasers of such shares of our preferred stock described above represented to CoTherix in connection with their purchase that they were accredited investors as defined under the Securities Act. We claimed such exemption on the basis that the purchasers in each case represented that they were acquiring the shares for investment and not distribution, that they could bear the risks of investment and could hold the securities for an indefinite period of time. The purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration or an available exemption from such registration.

(b)    Stock Option Grants and Stock Award

As of December 31, 2004, we had issued and sold to current and former employees, directors and consultants an aggregate of 949,017 shares of our common stock upon the exercise of stock options, at exercise prices ranging from $0.2475 to $5.00 per share. As of such date, options to purchase 2,436,031 shares of our common stock were outstanding under our existing equity incentive plans. In addition, in September 2004 we issued one of our advisors 2,424 shares of common stock pursuant to our 2000 Stock Plan.

The issuance of stock options and the common stock issuable upon exercise of such options and the common stock grant as described in this paragraph (b) of Item 15 were issued pursuant to written compensatory plans or arrangements with our employees, directors and consultants, in reliance on the exemption provided by Rule 701 promulgated under the Securities Act. All recipients either received adequate information about CoTherix or had access, through employment or other relationships, to such information. All shares were offered and sold pursuant to written compensatory plans or pursuant to a written contract relating to compensation, as provided by Rule 701.

All of the foregoing securities are deemed restricted securities for purposes of the Securities Act. All certificates representing the issued shares of common stock described in this Item 15 included appropriate legends setting forth that the securities had not been registered and applicable restrictions on transfer.

Item 16.    Exhibits and Financial Statement Schedules.

(a)    Exhibits:

Exhibit No.	Exhibit Index
1.1	Form of Underwriting Agreement.

3.4**	Bylaws of the Registrant.

3.5**	Amended and Restated Certificate of Incorporation of the Registrant.

4.1**	Specimen Common Stock Certificate.

5.1	Opinion of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP.

10.1**	Form of Indemnification Agreement between the Registrant and each of its directors and officers.

10.2**	Employment Agreement between W. Scott Harkonen, M.D. and Registrant dated October 8, 2003.

10.3**	Employment Agreement between Donald J. Santel and Registrant dated October 8, 2003.

10.4**	Registrant’s 2000 Stock Option Plan.

10.5**	Registrant’s 2004 Equity Incentive Plan.

10.6**	Registrant’s 2004 Employee Stock Purchase Plan and form of agreements thereunder.

10.7**	Amended and Restated Investor Rights Agreement dated October 8, 2003.

10.8**	Standard Lease between F & S Properties, LLC and Registrant dated December 17, 2003.

10.9**	Office Lease between Sierra Point Development and Registrant dated January 5, 2004.

10.10†**	Development and License Agreement between Schering AG and Registrant dated October 2, 2003.

10.11†**	Exclusive License Agreement between the Trustees of Columbia University in the City of New York and Registrant dated March 14, 2000.

10.12†**	Amendment to Exclusive License Agreement between the Trustees of Columbia University in the City of New York and Registrant dated February 20, 2004.

10.13**	Employment Offer Letter between Thomas L. Feldman and Registrant dated December 5, 2003.

10.14**	Employment Offer Letter between Christine Gray-Smith and Registrant dated March 29, 2004.

10.15**	Employment Offer Letter between James Pennington, M.D. and Registrant dated February 1, 2004.

10.16**	Separation Agreement between W. Scott Harkonen, M.D. and Registrant dated June 29, 2004.

10.17**	Manufacturing and Supply Agreement between Schering AG and Registrant dated May 17, 2004.

10.18**	Amendment dated August 30, 2004 to the Employment Agreement between Donald J. Santel and Registrant dated October 8, 2003.

10.19**	Amendment dated August 30, 2004 to the Employment Offer Letter between Thomas L. Feldman and Registrant dated December 5, 2003.

Exhibit No.	Exhibit Index
10.20*†	Amendment to Development and License Agreement and Amendment to Manufacturing and Supply Agreement between Schering AG and Registrant dated November 22, 2004.

10.21*	Amendment No. 2 to Development and License Agreement between Schering AG and Registrant dated December 29, 2004.

10.22*†	AAD Device Supply Agreement between Profile Drug Delivery Ltd. and Registrant dated December 29, 2004.

10.23†	Distribution and Services Agreement between Accredo Health Group, Inc. and Registrant dated January 19, 2005.

23.1	Consent of Independent Registered Public Accounting Firm.

23.2	Consent of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP (included in Exhibit 5.1).

24.1	Power of Attorney (included on the signature page).

*	Previously filed.
**	Incorporated by reference to the Registrant’s Registration Statement on Form S-1 (File No. 333-113521) and amendments thereto, declared effective October 15, 2004.
†	Registrant has requested confidential treatment for certain portions of this agreement. This exhibit omits the information subject to this confidentiality request. The omitted portions have been separately filed with the Commission.

(b)    Financial Statements Schedules:

No financial statement schedules are provided, because the information called for is not required or is shown either in the financial statements or the notes thereto.

Item 17.    Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of South San Francisco, State of California, on this 20th day of January, 2005.

COTHERIX, INC.

By:	/s/ DONALD J. SANTEL
Donald J. Santel
Chief Executive Officer

POWER OF ATTORNEY

Each person whose individual signature appears below hereby authorizes and appoints Donald J. Santel and Christine E. Gray-Smith, and each of them, with full power of substitution and resubstitution and full power to act without the other, as his or her true and lawful attorney-in-fact and agent to act in his or her name, place and stead to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file, any and all amendments to this registration statement, including any and all post-effective amendments and amendments thereto and any registration statement relating to the same offering as this registration statement that is to be effective upon filing pursuant to Rule 424(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing, ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his or her substitute or substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the registration statement has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature	Title	Date

/s/ DONALD J. SANTEL Donald J. Santel	Chief Executive Officer and Director (Principal Executive Officer)	January 20, 2005

/s/ CHRISTINE E. GRAY-SMITH Christine E. Gray-Smith	Executive Vice President, Chief Financial Officer and Secretary (Principal Financial and Accounting Officer)	January 20, 2005

* Robert B. Chess	Director	January 20, 2005

* Bradford S. Goodwin	Chairman of the Board	January 20, 2005

* David W. Gryska	Director	January 20, 2005

/s/ JAMES I. HEALY James I. Healy, M.D., Ph.D.	Director	January 20, 2005

Signature	Title	Date

* Daniel S. Janney	Director	January 20, 2005

* Nicholas J. Simon, III	Director	January 20, 2005

*By:	/s/ DONALD J. SANTEL
Donald J. Santel Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Exhibit Index
1.1	Form of Underwriting Agreement.

3.4**	Amended and Restated Bylaws of the Registrant.

3.5**	Amended and Restated Certificate of Incorporation of the Registrant.

4.1**	Specimen Common Stock Certificate.

5.1	Opinion of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP.

10.1**	Form of Indemnification Agreement between the Registrant and each of its directors and officers.

10.2**	Employment Agreement between W. Scott Harkonen, M.D. and Registrant dated October 8, 2003.

10.3**	Employment Agreement between Donald J. Santel and Registrant dated October 8, 2003.

10.4**	Registrant’s 2000 Stock Option Plan.

10.5**	Registrant’s 2004 Equity Incentive Plan.

10.6**	Registrant’s 2004 Employee Stock Purchase Plan and form of agreements thereunder.

10.7**	Amended and Restated Investor Rights Agreement dated October 8, 2003.

10.8**	Standard Lease between F & S Properties, LLC and Registrant dated December 17, 2003.

10.9**	Office Lease between Sierra Point Development and Registrant dated January 5, 2004.

10.10†**	Development and License Agreement between Schering AG and Registrant dated October 2, 2003.

10.11†**	Exclusive License Agreement between the Trustees of Columbia University in the City of New York and Registrant dated March 14, 2000.

10.12†**	Amendment to Exclusive License Agreement between the Trustees of Columbia University in the City of New York and Registrant dated February 20, 2004.

10.13**	Employment Offer Letter between Thomas L. Feldman and Registrant dated December 5, 2003.

10.14**	Employment Offer Letter between Christine Gray-Smith and Registrant dated March 29, 2004.

10.15**	Employment Offer Letter between James Pennington, M.D. and Registrant dated February 1, 2004.

10.16**	Separation Agreement between W. Scott Harkonen, M.D. and Registrant dated June 29, 2004.

10.17**	Manufacturing and Supply Agreement between Schering AG and Registrant dated May 17, 2004.

10.18**	Amendment dated August 30, 2004 to the Employment Agreement between Donald J. Santel and Registrant dated October 8, 2003.

10.19**	Amendment dated August 30, 2004 to the Employment Offer Letter between Thomas L. Feldman and Registrant dated December 5, 2003.

10.20*†	Amendment to Development and License Agreement and Amendment to Manufacturing and Supply Agreement between Schering AG and Registrant dated November 22, 2004.

10.21*	Amendment No. 2 to Development and License Agreement between Schering AG and Registrant dated December 29, 2004.

10.22*†	AAD Device Supply Agreement between Profile Drug Delivery Ltd. and Registrant dated December 29, 2004.

10.23†	Distribution and Services Agreement between Accredo Health Group, Inc. and Registrant dated January 19, 2005.

23.1	Consent of Independent Registered Public Accounting Firm.

23.2	Consent of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP (included in Exhibit 5.1).

24.1	Power of Attorney (included on the signature page).

*	Previously filed.
**	Incorporated by reference to the Registrant’s Registration Statement on Form S-1 (File No. 333-113521) and amendments thereto, declared effective October 15, 2004.
†	Registrant has requested confidential treatment for certain portions of this agreement. This exhibit omits the information subject to this confidentiality request. The omitted portions have been separately filed with the Commission.